

2011

QLogic Corporation
Notice of Annual Meeting, Proxy Statement and
Annual Report on Form 10-K

ANNUAL REPORT

Received SEC
JUL 2 2 2011
Washington, DC 20549





Letter to Stockholders 2011

Dear Fellow Stockholder,

Fiscal 2011 was highlighted by improved financial performance, continued focus and investment in emerging technologies, and market leadership in both our traditional and expansion markets. Our customers and partners continue to reinforce the value and importance of our long-term relationships, focus on execution and product portfolio strategies. We delivered another profitable year while continuing to diversify and grow our portfolio of networking solutions used in enterprise data centers, cloud computing and other environments dependent on high performance, reliable networking. We continue to focus on these areas as we develop highly innovative products based on our own intellectual property that will deliver higher performance and greater ease-of-use.

We are very pleased with our financial performance in fiscal 2011 and we delivered net revenues of $597.2 million, an increase of 9% over the prior year. We had strong increases in gross and operating margins and reported net income of $139.1 million, or $1.27 per diluted share. We generated $190.6 million in cash from operations and used $189.2 million of cash to repurchase shares of our common stock. At the end of the fiscal year, our cash and investment securities totaled $384.1 million. Our strong cash position combined with the fact that we have no debt continues to provide us with significant flexibility and financial stability.

During fiscal 2011, we announced and released the industry's first third-generation 10Gb Ethernet converged networking product portfolio, named "3GCNA." Based on our industry leading and broadly deployed Network Plus™ Architecture, the portfolio features a trio of new products including our 8200 Series 10Gb Ethernet converged network adapters, our 3200 Series 10Gb intelligent Ethernet adapters and a converged LAN-on-motherboard solution. These products feature a number of industry firsts for the converged networking market including the first product with the ability to run Fibre Channel over Ethernet (FCoE), Internet Small Computer Systems Interface (iSCSI) and Ethernet traffic concurrently. Every major server OEM and leading storage OEMs are now shipping our converged and 10Gb Ethernet products. This milestone, combined with our early market leadership, set the stage for continued revenue expansion as convergence and 10Gb Ethernet are more broadly deployed.

We are seeing the tangible benefits of our continued focus and investment in emerging technologies. During fiscal 2011, our net revenues from converged and 10Gb Ethernet products doubled from the prior year. We address these high growth markets with both adapters and silicon products. In addition, we continue to partner with Ethernet switch vendors looking to offer their customers the benefit of network convergence. Our early success in these important expansion markets is a key element to our long-term growth. Our early investments in convergence and our time-to-market advantage for converged products have resulted in a strengthened leadership position. According to leading network research firms Dell'Oro Group and Crehan Research, we took over the lead in the emerging FCoE adapter market in calendar year 2010, taking revenue market share directly from our nearest competitor. In the 10Gb Ethernet adapter market (excluding FCoE), both research firms reported that we gained revenue market share for calendar year 2010, which validates the continued momentum we have gained since entering this market.

While convergence and 10Gb Ethernet are our expansion opportunities, our traditional Fibre Channel storage area networking markets continue to be a very successful and important business for us. We continue to be the market leader in the Fibre Channel adapter market. Validating our traditional market success, we grew revenue market share for the seventh consecutive year to 54.5%, according to the Dell'Oro Group. This also represents our seventh year of market leadership and we now have led our nearest competitor by more than 15 percentage points for three consecutive years. This strong brand preference and the resultant Fibre Channel storage area network incumbency is a significant and growing competitive advantage for us as our customers transition to converged and 10Gb Ethernet products.

As a result of our continued investment and recent design wins, we are also seeing a shift in our favor which we believe will allow us to expand our global market share for Fibre Channel edge switches. In addition, our end-to-end InfiniBand solutions are penetrating the high performance computing market and our InfiniBand networking adapters and switches have garnered recent design wins with major OEMs.

There are greater opportunities for QLogic than ever before and we are very optimistic about the future. We are very confident that we have placed our focus on the right set of strategic initiatives that will continue to benefit us. We exited fiscal 2011 in an improved market position and achieved our key market leadership and OEM qualification goals. The key designs we won in fiscal 2011 will translate into additional revenue programs later in fiscal 2012, as new servers and storage platforms come to market. We see incremental organic growth potential in both our traditional and expansion markets and we are continuing to make the additional investments to drive long-term growth.

We have an unmatched foundation for success, world-class execution and a winning strategy. We believe we are on the right path and are well positioned to capitalize on the significant incremental opportunities in the expanding high performance data center connectivity market.

We thank you for your continued support of QLogic.



Simon Biddiscombe
President and Chief Executive Officer

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on August 25, 2011

To the Stockholders of QLogic Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of QLogic Corporation, a Delaware corporation, which will be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 25, 2011, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect eight directors to the Board of Directors to serve until our next Annual Meeting or until their successors have been elected and qualified;

2. To hold an advisory vote on executive compensation;

3. To hold an advisory vote on the frequency of future advisory votes on executive compensation;

4. To ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending April 1, 2012; and

5. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Stockholders of record of our common stock at the close of business on June 30, 2011, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the meeting and at any postponements or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 25, 2011. The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended April 3, 2011 are available electronically at *http://ir.qlogic.com*.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 21, 2011

YOUR VOTE IS IMPORTANT

Please vote by using the Internet, by telephone or by signing and returning the enclosed proxy card as soon as possible to ensure your representation at the Annual Meeting. Your proxy card contains instructions for each of these voting options.

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

PROXY STATEMENT

APPROXIMATE DATE PROXY MATERIALS FIRST SENT TO STOCKHOLDERS: July 21, 2011

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of QLogic Corporation, a Delaware corporation, for the Annual Meeting of Stockholders to be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 25, 2011, and at any postponements or adjournments thereof, for the purposes stated in the Notice of Annual Meeting of Stockholders preceding this Proxy Statement. Unless the context otherwise requires, the terms "us," "we," "our," "QLogic" and the "Company" include QLogic Corporation and its consolidated subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Q: What information is included in these materials?

A: This Proxy Statement includes information on the nominees for directors and the other matters to be voted on at the meeting. This Proxy Statement also includes information on the voting process and requirements, the compensation of directors and some of our executive officers, and certain other required information.

Q: What am I being asked to vote on at the meeting?

A: There are four matters scheduled to be voted on at the meeting:

(1) The election of eight directors to the Board of Directors, each of whom will serve until our next Annual Meeting or until their successors are elected and qualified.

(2) An advisory vote on executive compensation.

(3) An advisory vote on the frequency of future advisory votes on executive compensation.

(4) The ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2012.

Q: How does the Board recommend that I vote on each of these matters?

A: Our Board of Directors recommends that you vote your shares:

- "FOR" each of the director nominees (PROPOSAL NO. 1);
- "FOR" the proposal regarding an advisory vote on executive compensation (PROPOSAL NO. 2);
- "1 Year" on the frequency of future advisory votes on executive compensation (PROPOSAL NO. 3); and
- "FOR" ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2012 (PROPOSAL NO. 4).

Q: What classes of shares are entitled to vote?

A: Each share of our common stock outstanding on June 30, 2011 (the "Record Date") is entitled to one vote on each item being voted on at the Annual Meeting. On the Record Date, we had 104,543,000 shares of common stock outstanding.

Q: What shares can vote?

A: You can vote all of the shares that you owned on the Record Date. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Stockholder of Record — If your shares are registered in your name with our transfer agent, Computershare Investor Services, you are considered a stockholder of record with respect to those shares, and you are receiving these proxy materials directly from us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner — If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name"), you are considered to be the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee as the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares.

Q: How do I vote?

A: If you are a stockholder of record, you may vote by one of the following methods:

- via the Internet,
- by telephone,
- by mail, or
- in person at the Annual Meeting.

If you own your shares in "street name," that is, through a brokerage or bank account or in another nominee form, you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Your broker, bank or nominee will usually provide you instructions at the time you receive this Proxy Statement. If you own your shares in this manner, you cannot vote in person at the Annual Meeting unless you receive a proxy to do so from the broker, bank or nominee.

Q: Can I revoke my proxy?

A: Yes. To revoke your proxy, you must do one of the following before the votes are cast at the meeting: (1) deliver a written notice of your revocation to our Corporate Secretary at our principal executive office, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, or (2) execute and deliver a later-dated proxy. Alternatively, you can attend the meeting and vote in person. For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee or, if you have obtained a proxy from your broker, bank or nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

Q: What does it mean if I get more than one proxy card?

A: It means that you hold shares registered in more than one account. Sign and return all proxies for each proxy card that you get in order to ensure that all of your shares are voted.

Q: What is the quorum requirement for the meeting?

A: For a "quorum" to exist at the Annual Meeting, stockholders holding a majority of the votes entitled to be cast by the stockholders entitled to vote generally must be present in person or represented by proxy at the Annual Meeting. There must be a quorum for any action to be taken at the Annual Meeting (other than postponements or adjournments of the meeting). If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum. If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the Annual Meeting.

Q: What is the voting requirement for each of the above matters?

A: QLogic has a majority voting standard for Proposal No. 1, the election of directors. Directors are elected at each annual meeting by a majority of votes cast, meaning that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider that director's resignation following a recommendation by the Nominating and Governance Committee. The majority voting standard does not apply, however, in a contested election. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the eight nominees receiving the most votes will be elected.

With regard to the election to take place at the Annual Meeting, the Board intends to nominate the eight persons identified as its nominees in this Proxy Statement. Each of the directors will be elected by a majority of the votes cast.

For each other proposal to be submitted for a vote of stockholders at the annual meeting, our bylaws require that the proposal receives the affirmative vote of a majority of the shares of common stock present or represented by proxy at the meeting and entitled to vote on the proposal to be approved. Please be advised, however, that Proposal No. 2 (an advisory vote on executive compensation), Proposal No. 3 (an advisory vote on the frequency of the advisory vote on executive compensation), and Proposal No. 4 (ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2012) are advisory only and are not binding on us. The board of directors (or a committee of the board of directors, as applicable) will consider the outcome of the vote on each of these proposals in considering what action, if any, should be taken in response to the advisory vote by stockholders.

Q: How are abstentions and broker non-votes treated?

A: In all matters other than the election of directors (Proposal No. 1) and the advisory vote on the frequency of future advisory votes on executive compensation (Proposal No. 3), abstentions have the same effect as votes "AGAINST" a matter. With respect to the election of directors, abstentions with respect to a director nominee will not be counted as a vote cast on the election of the director nominee and therefore will not be counted in determining the outcome of the directors' election. With respect to the advisory vote on the frequency of future advisory votes on executive compensation, abstentions will not be counted in determining the number of votes cast for any of the frequency options (1 year, 2 years or 3 years). Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the annual meeting.

A broker is entitled to vote shares held for a beneficial holder on routine matters, such as the ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2012 (Proposal No. 4), without a broker voting instruction card from the beneficial holder of those shares. On the other hand, a broker is not entitled to vote shares held for a beneficial holder on certain non-routine items, absent a broker voting instruction card from the beneficial holder of such shares. The election of directors (Proposal No. 1), the advisory vote on executive compensation (Proposal No. 2), and the advisory vote on the frequency of future advisory votes on executive compensation (Proposal No. 3) are considered non-routine matters. Consequently, if you do not give your broker specific instructions by way of a broker voting instruction card, your shares will constitute broker non-votes and will not be voted with respect to Proposals No. 1, No. 2 or No. 3 and will have no effect on the outcome, although they will count for purposes of determining whether a quorum exists.

Q: How will the votes be counted?

A: Your shares of common stock will be voted according to your instructions on the proxy card. If you properly submit your proxy card or broker voting instruction card without providing specific instructions, your shares will be voted in accordance with the recommendations of the Board of Directors ("FOR" all director nominees named in the Proxy Statement (Proposal No. 1), "FOR" the proposal regarding an advisory vote on executive compensation (Proposal No. 2), "1 Year" on the frequency of future advisory votes on executive compensation (Proposal No. 3), and "FOR" ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2012 (Proposal No. 4)).

Q: Who will count the votes?

A: We have appointed Broadridge Financial Solutions, Inc. ("Broadridge") to act as the inspector of election for the meeting. We believe Broadridge will use procedures that are consistent with Delaware law concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote.

Q: How will voting on any other business be conducted?

A: We do not expect any matters to be presented for a vote at the meeting, other than the matters described in this Proxy Statement. If you grant a proxy, the officers named as proxy holders, Simon Biddiscombe and Jean Hu, or their nominees or substitutes, will each have the discretion to vote your shares on any additional matters that are properly presented at the meeting. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the person named as the proxy holder will vote your proxy for another candidate or other candidates nominated by the Board of Directors.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which the Company is required to file with the Securities and Exchange Commission ("SEC") within four business days following the Annual Meeting. If final voting results are not known when such report is filed, they will be announced in an amendment to such report within four business days after the final results become known.

Q: Who is paying for this proxy solicitation?

A: We will pay the cost of soliciting the proxies. The solicitation of proxies may be made in person, by telephone, or by electronic communication by officers, directors and regular employees, who will not be paid additional compensation for these activities. We will send copies of the solicitation material to brokers, fiduciaries and custodians who will forward the material to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to the beneficial owners.

Q: Are these proxy materials available electronically?

A: Yes, this is an Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 25, 2011. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended April 3, 2011 are available electronically at *http://ir.qlogic.com*.

If you received your annual meeting materials by mail, we encourage you to help us to conserve natural resources, as well as significantly reduce QLogic's printing and mailing costs, by signing up to receive your stockholder communications via e-mail. With electronic delivery, you will be notified via e-mail as soon as the annual report and the Proxy Statement are available on the Internet, and you will be able to review those materials and submit your stockholder vote online. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery, visit *https://www.icsdelivery.com/qlogic/index.asp*. Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please contact Investor Relations, QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 30, 2011 concerning beneficial ownership by:

- holders of more than 5% of QLogic's common stock,
- directors and nominees,
- each of the named executive officers listed in the Summary Compensation Table — Fiscal Years 2009, 2010 and 2011 ("Summary Compensation Table") below, and
- all directors and executive officers as a group.

The information provided in the table is based on QLogic's records, information filed with the SEC and information provided to QLogic, except where otherwise noted.

Name	Amount and Nature of Beneficial Ownership	Percent(1)
Wellington Management Company, LLP(2)	11,827,547	11.3%
Janus Capital Management LLC(3)	6,646,521	6.4%
The Vanguard Group, Inc.(4)	6,302,858	6.0%
BlackRock, Inc.(5)	5,303,389	5.1%
Simon Biddiscombe(6)	182,926	*
Joel S. Birnbaum(7)	173,901	*
H.K. Desai(8)	3,876,790	3.6%
James R. Fiebiger(9)	214,224	*
Balakrishnan S. Iyer(10)	242,573	*
Kathryn B. Lewis(11)	85,241	*
D. Scott Mercer	—	*
George D. Wells(12)	212,869	*
William M. Zeitler	20,000	*
Roger J. Klein(13)	354,205	*
Perry M. Mulligan(14)	226,582	*
Douglas D. Naylor(15)	118,729	*
Jesse L. Parker(16)	38,375	*
Scott A. Genereux(17)	—	*
All Directors and Executive Officers as a group (14 persons)(18)	5,627,686	5.1%

* Less than 1% of the outstanding shares of our common stock.

(1) Based upon 104,543,000 shares of common stock outstanding on June 30, 2011. The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any shares as to which the person or entity has the sole or shared voting power or investment power and also any shares that the entity or individual has the right to acquire on or before August 29, 2011 (60 days after June 30, 2011) through the exercise of any stock options, through the vesting of restricted stock units ("RSUs") payable in shares, or upon the exercise of other rights. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the table.

(2) Based on information contained in a report on Schedule 13G/A that Wellington Management Company, LLP ("Wellington") filed with the SEC on February 14, 2011. Such filing indicates that Wellington does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G/A contained information as of December 31, 2010 and may not reflect current holdings of QLogic common stock. The address for Wellington is 280 Congress Street, Boston, Massachusetts 02210.

(3) Based on information contained in a report on Schedule 13G that Janus Capital Management LLC ("Janus") filed with the SEC on February 14, 2011. Such filing indicates that Janus does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G contained information as of December 31, 2010 and may not reflect current holdings of QLogic common stock. The address for Janus is 151 Detroit Street, Denver, Colorado 80206.

(4) Based on information contained in a report on Schedule 13G/A that The Vanguard Group, Inc. ("Vanguard") filed with the SEC on February 10, 2011. Such filing indicates that Vanguard has sole voting power with respect to 136,057 shares and sole dispositive power with respect to 6,166,801 shares. The Schedule 13G/A contained information as of December 31, 2010 and may not reflect current holdings of QLogic common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(5) Based on information contained in a report on Schedule 13G that BlackRock, Inc. ("BlackRock") filed with the SEC on February 8, 2011. Such filing indicates that BlackRock has sole voting and dispositive power with respect to all shares. The Schedule 13G contained information as of December 31, 2010 and may not reflect current holdings of QLogic common stock. The address for BlackRock is 40 East 52nd Street, New York, New York 10022.

(6) Includes 158,750 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011.

(7) Includes 161,805 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011 and 4,134 shares issuable pursuant to restricted stock units that will vest on or before August 29, 2011.

(8) Includes 3,558,126 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011.

(9) Includes 194,478 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011 and 4,134 shares issuable pursuant to restricted stock units that will vest on or before August 29, 2011.

(10) Includes 230,477 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011 and 4,134 shares issuable pursuant to restricted stock units that will vest on or before August 29, 2011.

(11) Includes 79,145 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011 and 4,134 shares issuable pursuant to restricted stock units that will vest on or before August 29, 2011.

(12) Includes 181,145 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011 and 4,134 shares issuable pursuant to restricted stock units that will vest on or before August 29, 2011.

(13) Includes 340,086 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011.

(14) Includes 222,625 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011.

(15) Includes 115,854 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011.

(16) Consists of 38,375 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011.

(17) Beneficial ownership information is as of November 12, 2010, Mr. Genereux's last day of employment with the Company.

(18) Includes 5,165,012 shares which may be purchased pursuant to stock options that are exercisable on or before August 29, 2011 and 20,670 shares issuable pursuant to restricted stock units that vest on or before August 29, 2011.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors has nominated the following eight persons to serve as our directors: (1) Simon Biddiscombe, (2) H.K. Desai, (3) James R. Fiebiger, (4) Balakrishnan S. Iyer, (5) Kathryn B. Lewis, (6) D. Scott Mercer, (7) George D. Wells, and (8) William M. Zeitler. If elected, each nominee will continue in office until our next Annual Meeting or until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation or retirement. Mr. Birnbaum, a current director, has chosen not to stand for reelection.

The authorized number of directors on our Board at the time of the Annual Meeting will be eight. Biographical information about our nominees for director and the experience, qualifications, attributes and skills considered by our Nominating and Governance Committee and Board in determining that the nominee should serve as a director appears below. For additional information about how we identify and evaluate nominees for director, see "Board of Directors — Committees — *The Nominating and Governance Committee*" below.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

Each nominee receiving more votes for his or her election than votes against his or her election will be elected to our Board of Directors to serve until our next Annual Meeting or until their successors are elected and qualified, or until the earlier of the director's death, resignation, removal or retirement. This required vote is described in the following section entitled "Voting Standard." Proxies cannot be voted for more than eight nominees for director. Unless authority to vote for directors has been withheld in the proxy, the persons named in the enclosed proxy, or their nominee or substitute, intend to vote at the meeting for the election of the eight director nominees.

Voting Standard

Each of the nominees for director named above has consented to be named as a nominee in our Proxy Statement, and we expect that each of the nominees will be able to serve if elected. In the event that any of the nominees for director should become unable to serve if elected, it is intended that the persons named in the enclosed proxy, or their nominee or substitute, will vote your shares FOR the election of a substitute nominee as may be recommended by the Board of Directors.

Our Bylaws require that, in an uncontested election, each director will be elected by a majority of votes cast. A "majority of votes cast" means the number of shares voted "for" a director exceeds the number of shares voted "against" that director. In the case of an uncontested election, if a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, under Delaware law, the director would continue to serve on the Board as a "holdover director." However, our Bylaws require each director nominee, prior to each election of directors at an annual meeting, to submit to the Board an irrevocable letter of resignation from the Board and all committees thereof, which will become effective if that director does not receive a majority of votes cast and the Board determines to accept such resignation. In such circumstances, the Nominating and Governance Committee, composed entirely of independent directors (as detailed below in "Board of Directors — Committees — *The Nominating and Governance Committee*"), will evaluate and make a recommendation to the Board with respect to the submitted resignation. The Board must take action on the recommendation within 90 days following certification of the stockholder vote. QLogic will publicly disclose the Board's decision including, if applicable, the reasons for rejecting a resignation.

The majority voting standard does not apply, however, in a contested election. An election shall be deemed to be contested if, as of the 10th day preceding the date the notice of the meeting is first mailed for such meeting to the stockholders of the corporation, the number of nominees exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the eight nominees receiving the most votes will be elected.

With regard to the election to take place at the 2011 Annual Meeting, the Board intends to nominate the eight persons identified as its nominees in this Proxy Statement.

The following table and paragraphs below set forth the names and certain information concerning the eight nominees for election to our Board of Directors. This information includes the principal occupation of and directorships held by each nominee for at least the past five years, as well as the specific experience, qualifications, attributes and skills that led to the conclusion that each nominee should serve as a member of the Board of Directors.

Nominee(1)	Position with QLogic	Age
Simon Biddiscombe	Director, President and Chief Executive Officer	44
H.K. Desai	Chairman of the Board and Executive Chairman	65
James R. Fiebiger(2)(4)	Director	69
Balakrishnan S. Iyer(3)(4)	Director	55
Kathryn B. Lewis(3)(4)	Director	60
D. Scott Mercer(3)	Director	60
George D. Wells(2)(3)(5)	Director	76
William M. Zeitler(4)	Director	63

(1) The Nominating and Governance Committee identifies candidates and recommends to the Board of Directors nominees for membership on the Board. Following the recommendation of the Nominating and Governance Committee, the Board of Directors selects the nominees for election as directors at the Annual Meeting.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Lead Director for meetings of the independent directors.

Mr. Biddiscombe currently serves as a director and as our President and Chief Executive Officer. He joined us in April 2008 as our Senior Vice President and Chief Financial Officer, and became our President and Chief Executive Officer and was named a director in November 2010. Mr. Biddiscombe served as Senior Vice President, Chief Financial Officer and Treasurer of Mindspeed Technologies, Inc., a semiconductor company, from June 2003 until April 2008, and as Secretary from April 2004 until April 2008. Mr. Biddiscombe previously served as the Vice President, Finance, and Controller of the internet infrastructure business of Conexant Systems, Inc. ("Conexant"), a designer, developer and seller of semiconductor system solutions for communications applications, from December 2000 to June 2003. He was the Senior Vice President and Chief Financial Officer from May 1999 to December 2000 and the Chief Operating Officer from May 2000 to December 2000 of Wyle Electronics, a distributor of semiconductor products. As the Company's principal executive officer, Mr. Biddiscombe is responsible for developing (in conjunction with the other Board members) and executing our business strategies, and he provides the Board with a deep knowledge of all aspects of our business.

Mr. Desai currently serves as our Chairman of the Board and Executive Chairman. He joined us in August 1995 as our interim Chief Executive Officer, President and Chief Technical Officer. Mr. Desai was subsequently promoted to President and Chief Executive Officer and became a director in January 1996, and became Chairman of the Board in May 1999. Mr. Desai served as our President and Chief Executive Officer until November 2010, at which time he assumed his current role of Executive Chairman. From May 1995 to August 1995, Mr. Desai was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of digital storage devices. From July 1990 until May 1995, Mr. Desai served as Director of Engineering, and subsequently Vice President of Engineering, for QLogic. From 2000 to 2007, he served as a director of Lantronix, Inc., and he currently serves on the Board of Directors of Applied Micro Circuits Corporation. Mr. Desai has been our Chairman of the Board and an executive officer for over ten years and brings to the Board an extensive knowledge of our technologies, customers and markets. Mr. Desai also brings to the Board leadership, business and industry experience. As one of two members of management on our Board, he serves as a critical link between management and the Board, enabling the Board to perform its oversight function with the benefit of management's perspectives on our business.

Dr. Fiebiger has served as a director since February 2000. Dr. Fiebiger was a consultant to the semiconductor and the electronic design automation industries from November 2004 to February 2008. From December 1999 until

October 2004, Dr. Fiebiger was Chairman and Chief Executive Officer of Lovoltech, Inc., a fabless semiconductor company specializing in low voltage devices. Dr. Fiebiger served as Vice Chairman of GateField Corporation, a fabless semiconductor company, from February 1999 until the company was sold to Actel Corporation in November 2000. He served as GateField's President and Chief Executive Officer from June 1996 until February 1999. From October 1993 until June 1996, he was Managing Director and Chairman of Thunderbird Technologies, Inc., a semiconductor technology licensing company. From December 1987 to September 1993, he was President and Chief Operating Officer of VLSI Technology, Inc. Dr. Fiebiger has also served as Senior Corporate Vice President and Assistant General Manager for Motorola's Worldwide Semiconductor Sector. Dr. Fiebiger currently serves on the Board of Directors of Power Integrations, Inc. and Pixelworks, Inc. He also served on the Board of Directors of Actel Corporation from December 2000 to November 2010 and of Mentor Graphics Corp. from October 1994 to May 2011. Dr. Fiebiger's experience as an executive officer at companies in the semiconductor industry brings to our Board leadership, operating, strategic and management experience. His service on the Boards of other public companies enables him to bring to our Board a well balanced view on corporate governance topics.

Mr. Iyer has served as a director since June 2003. From October 1998 to June 2003, Mr. Iyer was the Senior Vice President and Chief Financial Officer of Conexant. Prior to October 1998, Mr. Iyer served as the Senior Vice President and Chief Financial Officer of VLSI Technology, Inc. Mr. Iyer has held a number of senior finance positions at Advanced Micro Devices, Inc., a semiconductor company. Mr. Iyer currently serves on the Board of Directors of IHS Inc., Life Technologies Corp. (successor to Invitrogen Corporation), Power Integrations, Inc. and Skyworks Solutions, Inc. He also served on the Board of Directors of Conexant from February 2002 to April 2011. Mr. Iyer's experience as an executive officer of companies in the technology industry brings to our Board leadership, strategic and financial experience. His experience as a director at the public companies listed above provide the Board with significant financial expertise with specific application to our industry, as well as a broad understanding of corporate governance topics.

Ms. Lewis has served as a director since February 2008. Ms. Lewis is currently Vice Chairman of the Board of Directors of Share Our Selves, an organization that serves people at risk in Southern California. Until her retirement in 1998, Ms. Lewis held several executive positions with Western Digital Corporation. At the time of her retirement, she was the President and Chief Operating Officer of Western Digital's Personal Storage Division. From 2002 to 2007, she served as a director of Lantronix, Inc. Ms. Lewis brings to the Board leadership, strategic and operational expertise within the computer storage industry from her senior executive officer positions at Western Digital. Her prior service on the Board of another technology company also provides a valuable perspective on governance and financial issues.

Mr. Mercer has served as a director since September 2010. Mr. Mercer was Chairman of the Board of Directors and Chief Executive Officer of Conexant from August 2008 and April 2008, respectively, until April 2011. From November 2005 until April 2008, Mr. Mercer worked as a private investor, and from May 2005 to November 2005, Mr. Mercer served as interim Chief Executive Officer of Adaptec, Inc. Mr. Mercer served as Senior Vice President and Advisor to the Chief Executive Officer from February 2004 through December 2004, and as Senior Vice President and Chief Financial Officer from October 2001 through January 2004, at Western Digital Corporation. From June 2000 to September 2001, Mr. Mercer served as Vice President and Chief Financial Officer of Teralogic, Inc. From June 1996 to May 2000, he held various senior operating and financial positions with Dell Inc. Mr. Mercer currently serves as a director of both Hitachi Global Storage Technologies Netherlands B.V. and Polycom, Inc. He also served on the Boards of Directors of Net Ratings, Inc. from January 2001 to June 2007, Adaptec, Inc. from November 2003 to October 2008, Palm, Inc. from June 2005 to July 2010, and Conexant from May 2003 to April 2011. Mr. Mercer's senior management and operational experience in a number of technology companies and his service as a director at the companies listed above provide our Board with significant financial, operational and compliance expertise with specific application to our industry, as well as a broad understanding of corporate governance and other topics.

Mr. Wells has served as a director since February 1994. Mr. Wells was President and Chief Executive Officer of Exar Corporation, a manufacturer of analog and mixed-signal integrated circuits, from June 1992 until he retired in October 1996. Before joining Exar, Mr. Wells served as President and Chief Operating Officer of LSI Corporation (formerly LSI Logic Corporation), a manufacturer of application-specific integrated circuits, for seven years.

Mr. Wells' experience as a senior executive officer of two companies in the technology industry brings to our Board his leadership, strategic, operational and management experience.

Mr. Zeitler has served as a director since September 2010. Mr. Zeitler has served as a consultant in the technology industry since his retirement from International Business Machines Corporation ("IBM") in 2008. Prior to his retirement, Mr. Zeitler spent over 35 years at IBM in various roles, including his last assignment as Senior Vice President and Group Executive — Servers, Storage and Semiconductor Groups of the IBM Systems and Technology Group. He currently serves on the Board of Directors of Vette Corporation. Mr. Zeitler brings to the Board leadership, strategic, research and development and management experience gained from his experience in the technology industry and the executive positions held at IBM.

BOARD OF DIRECTORS

Meetings

The Board of Directors held eight meetings during the fiscal year ended April 3, 2011. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and of the total number of meetings of each committee on which the director was a member. Our directors are encouraged to attend our Annual Meeting each year. Each of the directors who stood for election at our 2010 Annual Meeting attended the Annual Meeting.

Director Independence

Our Board of Directors currently consists of nine directors. Our Board of Directors has determined that all of its members (except for Messrs. Biddiscombe and Desai) who held office during fiscal year 2011 are independent under the requirements set forth in The NASDAQ Stock Market listing standards.

Communications with Board of Directors

You may communicate with any director, the entire Board of Directors, or any committee of the Board, by sending a letter to the director, the Board or the committee addressed to: Board of Directors, c/o Lead Director — QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. The Lead Director or his designee will review all letters, categorize them, and forward them to the appropriate parties.

Board Leadership Structure; Executive Sessions of Our Independent Directors

The Board believes it is important to select its Chairman of the Board and the Company's Chief Executive Officer ("CEO") in the manner it considers in the best interests of the Company at any given point in time. The members of the Board possess considerable business experience and in-depth knowledge of the issues the Company faces, and are therefore in the best position to evaluate the needs of the Company and how best to organize the Company's leadership structure to meet those needs. Accordingly, the Chairman and CEO positions may be filled by one individual or by two different individuals. During fiscal year 2011, the Board determined that it was in the best interests of the Company to separate the roles of Chairman of the Board and CEO. Mr. Desai previously served the Company in both capacities. In November 2010, he was succeeded by Mr. Biddiscombe as President and CEO and assumed his current role of Executive Chairman, while continuing to serve as Chairman of the Board. In addition, the Board has designated Mr. Wells as an independent Lead Director. The Board believes that the most effective leadership structure for the Company at this time is for Mr. Desai to serve as our Chairman of the Board, Mr. Biddiscombe to serve as our President and CEO, and to have an independent Lead Director (currently, Mr. Wells). Mr. Desai possesses an in-depth knowledge of the Company, the industry in which we conduct our business and the challenges we face gained through over 15 years of successful experience in leading the Company. The Board believes that these experiences and insights put him in the best position to provide broad leadership for the Board as it considers strategy and business plans.

The independent directors have selected a Lead Director to promote the independence of the Board and appropriate oversight of management. Our independent directors meet without management present after each

regularly scheduled board meeting (six times during fiscal year 2011). As the Lead Director, Mr. Wells is responsible for (i) establishing the agenda for the executive sessions held by our independent directors and acting as chair of those sessions, (ii) polling the other independent directors for agenda items both for regular board meetings and executive sessions of the independent directors and (iii) working with the Chairman of the Board and the CEO on the agenda for regular board meetings.

Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

The Audit Committee. Balakrishnan S. Iyer (Chairperson), Kathryn B. Lewis, D. Scott Mercer and George D. Wells are the current members of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market listing standards, and that Messrs. Iyer, Mercer and Wells are "audit committee financial experts" as defined by rules adopted by the SEC. The Audit Committee held ten meetings during the fiscal year ended April 3, 2011. The Audit Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. The Audit Committee selects, engages and reviews the performance of our independent auditors each year. In addition, the Audit Committee approves non-audit services and fees to be paid to the independent auditors. The Audit Committee reports to our Board of Directors with respect to auditing and accounting matters.

The Compensation Committee. James R. Fiebiger (Chairperson), Balakrishnan S. Iyer, Kathryn B. Lewis and William M. Zeitler are the current members of the Compensation Committee. Our Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Compensation Committee held twelve meetings during the fiscal year ended April 3, 2011. The Compensation Committee reviews the performance of our executive officers, establishes the compensation of our executive officers and reviews the compensation programs for other key employees, including salary and cash incentive payment levels and stock-based compensation grants under our equity compensation plans. The Compensation Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, please see the "Compensation Discussion and Analysis" below.

The Nominating and Governance Committee. George D. Wells (Chairperson), Joel S. Birnbaum and James R. Fiebiger are the current members of the Nominating and Governance Committee. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Nominating and Governance Committee held seven meetings during the fiscal year ended April 3, 2011. The Nominating and Governance Committee's principal functions are to identify prospective director nominees and recommend to our Board of Directors nominees for membership on the Board of Directors, to develop and recommend to our Board of Directors the governance principles applicable to the Board of Directors, to oversee the assessment of our Board of Directors, to recommend to our Board of Directors nominees for each committee, and to establish and periodically review compensation for non-employee directors. The Nominating and Governance Committee evaluates the performance of each Board member individually, the Board as a whole, and each committee on an annual basis, and reviews this information with the full Board of Directors. Following that review, the Nominating and Governance Committee considers the effectiveness of each Board member individually, the Board as a whole, and each committee when deciding whether to re-nominate current Board members. The Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that, as a group, our Board of Directors will possess the appropriate talent, skills, and expertise to oversee the Company's business. The Nominating and Governance Committee expects normally to be able to identify from its own resources the names of qualified director nominees, but it will accept from stockholders recommendations of individuals to be considered as nominees. Additionally, the Nominating and Governance Committee has in the past used and may continue to use the services of third party search firms to assist in the identification of appropriate candidates. Any stockholder wishing to propose a nominee for consideration by the Nominating and Governance Committee should submit a recommendation in writing to the Secretary of the

Company at our principal executive office in accordance with the procedures set forth below. The Nominating and Governance Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. In addition, the Nominating and Governance Committee has adopted a Corporate Governance Policy that is also available on our website at *http://ir.qlogic.com*.

A stockholder may submit the name of a director candidate for consideration by the Nominating and Governance Committee by writing to the Secretary of the Company at the address set forth on the cover of this Proxy Statement. The stockholder must submit the following information in support of the candidate: (a) the name, address and telephone number of the stockholder recommending the candidate; (b) a representation that the stockholder submitting the recommendation is a stockholder of record or beneficial owner of shares of stock of the Company; (c) the name and address of the candidate; (d) a description of any arrangement or understanding between the stockholder and the candidate and any other person or persons regarding the submission of the candidate's name for consideration; (e) such other information regarding the candidate as the Company would be required to include in a proxy statement filed pursuant to the proxy rules of the SEC if the Board were to nominate the candidate for election as a director; (f) the consent of the candidate to be identified to the Board as a candidate for consideration and to be identified in the proxy; and (g) the agreement of the candidate to serve on the Board if elected. The Nominating and Governance Committee may request any additional information that it deems relevant in evaluating the background and experience of any candidate.

In evaluating a director candidate, the Nominating and Governance Committee will consider the candidate's independence, character, corporate governance skills and abilities, business experience, training and education, commitment to performing the duties of a director, and other skills, abilities or attributes that fill specific needs of the board or its committees. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Risk Oversight

Management has primary responsibility for identifying and mitigating risks to the Company, while our Board of Directors has overall responsibility for oversight of such risks, with a focus on the most significant risks facing the Company. At the beginning of each fiscal year, management and the Board jointly review the strategic goals of the Company and associated risks, and the Board also reviews whether the existing risk oversight framework continues to be appropriate for the Company. Throughout the year, the Board and the committees to which the Board has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail. For example, strategic and operational risks are presented and discussed at regularly scheduled Board meetings and at presentations to the Board and its committees by executive management.

The Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

- The Audit Committee oversees our risk policies and processes relating to financial statements and financial reporting, as well as investment, capital structure and compliance risks, and the guidelines, policies and processes for monitoring and mitigating those risks.

- The Compensation Committee oversees risks associated with the Company's annual incentive plan, the compensation of executive management, and the effect the compensation structure may have on business decisions. (For more information on the Compensation Committee's assessment of risk and our compensation program, please see the "Risk Considerations" section of the "Compensation Discussion and Analysis" below.)

- The Nominating and Governance Committee oversees risks related to the Company's governance structure and the evaluation of individual board members and committees.

The Board's risk oversight process builds upon management's enterprise-wide risk assessment and mitigation processes, which include identification and on-going monitoring of various risks, including those associated with long-term strategy and business operations, regulatory and legal compliance and financial reporting.

Executive Officer and Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines to further align the interests of the Company's named executive officers and directors with the interests of its stockholders.

The Company's CEO is required to hold 15,000 shares of QLogic common stock and each other named executive officer is required to hold 5,000 shares of QLogic common stock. Named executive officers are required to achieve the applicable level of ownership within three years of the later of June 15, 2010 or the date the person was initially designated a named executive officer of the Company. Named executive officers are required to hold 25% of their shares acquired on vesting of restricted stock units (after deduction of shares for tax withholding) until the designated ownership guidelines are satisfied.

Outside directors are required to hold 5,000 shares of QLogic common stock and are required to achieve this level of ownership within three years of the later of June 15, 2010 or the date the person first became a non-employee member of the Board. Outside directors are required to hold 25% of their shares acquired on vesting of restricted stock units until the designated ownership guidelines are satisfied.

Compensation of Directors — Fiscal Year 2011

The following table presents information regarding the compensation earned during fiscal year 2011 by our directors who are not employed by us or any of our subsidiaries ("non-employee directors"). The compensation paid to Messrs. Biddiscombe and Desai, who are also employees of QLogic, is presented in the Summary Compensation Table below and the related tables. Messrs. Biddiscombe and Desai do not receive compensation for their services as directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(3) (c)	Option Awards ($)(1)(2)(3) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Joel S. Birnbaum	52,000	40,252	74,750	—	—	—	167,002
James R. Fiebiger.	70,500	40,252	74,750	—	—	—	185,502
Balakrishnan S. Iyer	80,750	40,252	74,750	—	—	—	195,752
Kathryn B. Lewis.	73,750	40,252	74,750	—	—	—	188,752
D. Scott Mercer(4)	28,250	—	269,999	—	—	—	298,249
George D. Wells	93,000	40,252	74,750	—	—	—	208,002
William M. Zeitler(4) . . .	27,000	—	269,999	—	—	—	296,999

(1) The amounts reported in Columns (c) and (d) of the table above reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our non-employee directors during fiscal year 2011 as determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation — *Stock-Based Compensation Expense*" on page 57 of QLogic's Annual Report on Form 10-K for fiscal year 2011 filed with the SEC on May 26, 2011.

(2) The following table presents the number of unvested stock awards and the number of outstanding and unexercised option awards held by each of our non-employee directors as of April 3, 2011:

Director	Number of Unvested Restricted Stock Units (RSUs) as of April 3, 2011	Number of Shares Subject to Outstanding Options as of April 3, 2011
Joel S. Birnbaum	4,927	165,371
James R. Fiebiger	4,927	238,044
Balakrishnan S. Iyer	4,927	234,043
Kathryn B. Lewis	4,927	82,711
D. Scott Mercer(4)	—	41,644
George D. Wells	4,927	224,711
William M. Zeitler(4)	—	41,644

(3) As described below, we granted each of our non-employee directors who was elected at the 2010 Annual Meeting an award of 2,757 RSUs and an option to purchase 12,955 shares of common stock on August 26, 2010, the date of our 2010 Annual Meeting. On the grant date, each of these RSU awards had a value of $40,252 and each of these stock option awards had a value of $74,750. Also as described below, on September 9, 2010 we granted an option to purchase 41,644 shares of common stock to each of Messrs. Mercer and Zeitler in connection with their appointment to the Board of Directors. See footnote (1) for the assumptions used to value these awards.

(4) Messrs. Mercer and Zeitler were each appointed to the Board of Directors in September 2010.

Director Compensation

Compensation for non-employee directors is determined and periodically reviewed by the Nominating and Governance Committee, and during fiscal year 2011 consisted of a retainer, fees for attending meetings in excess of a specified number, and equity awards.

Annual Retainer Fees and Meeting Fees. For fiscal year 2011, each of our non-employee directors received an annual retainer for serving as a member of the Board of Directors and additional annual retainer fees for serving as a chairperson and/or a member of one or more committees of the Board of Directors as set forth below. The annual fees described in this section were paid in equal quarterly installments.

Board member retainer	$49,000(1)
Lead Director	$20,000
Audit Committee Chair	$25,000
Audit Committee member	$15,000
Compensation Committee Chair	$18,000(2)
Compensation Committee member	$10,000(3)
Nominating and Governance Committee Chair	$10,000
Nominating and Governance Committee member	$ 5,000

(1) Increased from $45,000 effective as of October 1, 2010

(2) Increased from $15,000 effective as of October 1, 2010.

(3) Increased from $7,500 effective as of October 1, 2010.

For each meeting of the Board of Directors in excess of nine per fiscal year, members of the Board of Directors are entitled to an additional fee of $1,500 for attendance in person and $750 for participation by telephone. For each Audit Committee meeting in excess of twelve per fiscal year, each Compensation Committee meeting in excess of ten per fiscal year, and each Nominating and Governance Committee meeting in excess of six per fiscal year, committee members (including committee chairs) are entitled to an additional fee of $1,000 for attendance in

person and $500 for participation by telephone. During fiscal year 2011, there were eight meetings of the Board of Directors, ten meetings of the Audit Committee, twelve meetings of the Compensation Committee, and seven meetings of the Nominating and Governance Committee.

Directors who are employees of QLogic receive no additional compensation for serving on the Board of Directors. Directors are entitled to reimbursement for out-of-pocket expenses in connection with attendance at all Board and committee meetings.

Stock Awards. The Board of Directors has adopted a director grant program under the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which provides for grants to our non-employee directors to be determined by reference to the equity compensation for non-employee directors of our peer group of companies, with grants made at the 2010 Annual Meeting targeted at the 65th percentile of the peer group. The peer group of companies is the same peer group used by the Compensation Committee to evaluate executive compensation (as identified in the "Compensation Discussion and Analysis" below). The director grant program is intended to more closely align non-employee director compensation with the philosophy used in establishing compensation for our executive officers.

Under the director grant program, the number of equity securities granted to each non-employee director reelected at the 2010 Annual Meeting was generally determined as follows:

- The value of equity securities awarded to non-employee directors of each of the peer group companies was determined (with options being valued using a Black-Scholes model), with a separate determination made of the value of equity securities awarded to non-employee directors serving as Chairman of the Board of a peer company. Target values at the 65th percentile of the peer group were then determined for non-employee directors generally and for the Chairman of the Board.
- The target values so determined were allocated so that 35% of the value was delivered in the form of restricted stock units and 65% of the value was delivered in the form of nonqualified stock options (valued using a Black-Scholes model used by the Company in valuing its options for financial statement purposes).

The director grant program also provides that grants made to non-employee directors upon their initial election or appointment to the Board of Directors are determined in a similar manner, with a target value determined at the 65th percentile of the grants made by the peer group to their newly elected or appointed non-employee directors and then allocated 100% to a non-qualified stock option grant in the case of the initial grant (as opposed to the allocation of 35% to a restricted stock unit award and 65% to a nonqualified stock option grant in the case of the annual grants).

The per share exercise price of each option granted to our non-employee directors equals the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. These stock options have maximum ten-year terms. RSUs are settled in an equivalent number of shares of common stock upon vesting. For grants made to non-employee directors upon their initial election or appointment to the Board of Directors, stock options generally become exercisable in annual installments over a three-year period following the date the option is granted if the director to whom the option is granted is still a member of our Board of Directors on the applicable vesting date. For annual equity award grants to non-employee directors, stock options and RSUs vest as to the total number of shares of common stock subject to the award upon the earlier of (i) the day prior to the annual meeting of the Company's stockholders that occurs in the calendar year following the calendar year in which the award is granted or (ii) the first anniversary of the date of grant.

The Board of Directors or a designated committee of the Board has the discretion to modify the program for determining award grants for non-employee directors from time to time without stockholder approval.

On August 26, 2010 (the date of the 2010 Annual Meeting), in accordance with the director grant program provisions described above, we granted an option to purchase 12,955 shares of common stock at a per share exercise price of $14.60 and an award of 2,757 RSUs to each of Messrs. Birnbaum, Fiebiger, Iyer and Wells, and to Ms. Lewis. On September 9, 2010 we granted an option to purchase 41,644 shares of common stock at a per share exercise price of $15.93 to each of Messrs. Mercer and Zeitler in connection with their appointment to the Board of Directors.

The Nominating and Governance Committee has established target values under the director grant program for grants of restricted stock unit awards and nonqualified stock options to be made to non-employee directors who are reelected at the 2011 Annual Meeting. The target value for the grants to continuing non-employee directors is $115,000 (which the committee determined was at the targeted 65th percentile of the peer group). The target amount will be allocated 35% to restricted stock units and 65% to nonqualified stock options. The exact number of shares to be subject to each restricted stock unit award and nonqualified stock option will be determined based on the closing price of our common stock on the date of the 2011 Annual Meeting and, in the case of the options, using a Black-Scholes model used by the Company in valuing its options for financial statement purposes.

EXECUTIVE OFFICERS

The following table and paragraphs set forth the names of and certain information concerning our current executive officers:

Name	Position with QLogic	Age
Simon Biddiscombe	Director, President and Chief Executive Officer	44
Robert B. Crawford	Senior Vice President, Worldwide Sales	47
H.K. Desai	Chairman of the Board and Executive Chairman	65
Jean Hu	Senior Vice President and Chief Financial Officer	48
Roger J. Klein	Senior Vice President and General Manager, Host Solutions Group	60
Perry M. Mulligan	Senior Vice President, Worldwide Operations	53
Jesse L. Parker	Vice President and General Manager, Network Solutions Group	40

For information on the business background of Messrs. Biddiscombe and Desai, see "Proposal One — Election of Directors" above.

Mr. Crawford joined us in May 2011 as Senior Vice President, Worldwide Sales. Previously, Mr. Crawford served as Vice President, Worldwide Channel and Inside Sales, from March 2010 until May 2011, and as Vice President, Worldwide OEM Sales, from August 2006 until March 2010, at Quantum Corporation ("Quantum"), a storage company specializing in backup, recovery and archive solutions. He served as Director, Channel and OEM Sales, at Advanced Digital Information Corporation ("ADIC") from March 2006 until Quantum's acquisition of ADIC in August 2006. Prior to March 2006, Mr. Crawford held various senior sales, account and product management executive positions at Dell Inc. and Compaq Computer Corporation.

Ms. Hu joined us in April 2011 as Senior Vice President and Chief Financial Officer. Previously, Ms. Hu served as Chief Financial Officer and Senior Vice President, Business Development, of Conexant, from December 2008 until April 2011. She served as Treasurer of Conexant from June 2009 until April 2011. From February 2006 to December 2008, Ms. Hu served as Senior Vice President, Strategy and Business Development, and from February 2004 to February 2006, as Vice President, Strategy and Business Development, at Conexant. Prior to February 2004, Ms. Hu held various positions in financial planning, strategy and corporate development at Conexant and its predecessor company, Rockwell International Corporation.

Mr. Klein joined us in February 2001 and has held a variety of field marketing and business unit marketing positions. He was promoted to Vice President, General Manager, Computer Systems Group in August 2006, to Vice President, General Manager, Host Solutions Group, in February 2007, and to Senior Vice President and General Manager, Host Solutions Group, in May 2009. From 1997 to January 2001, Mr. Klein held various positions at CMD Technology, most recently as Vice President, Marketing. Prior to 1997, Mr. Klein held various positions at Unisys Corporation and Burroughs Corporation.

Mr. Mulligan joined us in October 2007 as Senior Vice President, Worldwide Operations. From May 2004 to September 2007, Mr. Mulligan was Chief Procurement Officer and Senior Vice President of Materials for Solectron Corporation. From February 1998 to May 2004, Mr. Mulligan served in a variety of positions at Celestica, Inc., including Vice President of Customer Solutions and Vice President of Asia Sourcing. Prior to 1998, Mr. Mulligan held a number of management positions at Nortel Networks Corporation in the operations, information technology and materials management groups.

Mr. Parker joined us in May 2004 as Senior Director of Marketing, Switch Products Group, and was promoted to Vice President of Marketing, Switch Products Group in June 2005, Vice President, General Manager, Switch Products Group, in December 2006, and Vice President and General Manager, Network Solutions Group, in February 2007. Prior to May 2004, Mr. Parker was at Intel Corporation in various roles in engineering, marketing, investment strategies, and business development. Mr. Parker's last role at Intel was Director of Marketing for the Intel Server Group.

Code of Ethics

We have adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to all Company officers, employees and directors. The Code of Ethics operates as a tool to help our officers, employees and directors understand and adhere to the high ethical standards we expect. The Code of Ethics is available on our website at *http://ir.qlogic.com*. Stockholders may also obtain copies at no cost by writing to the Secretary of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes our executive compensation programs for fiscal year 2011. The primary focus of this section of our proxy statement is to explain the compensation decisions that were made during fiscal year 2011 with respect to our executive officers set forth in the Summary Compensation Table below (referred to in this proxy statement as the "named executive officers").

Executive Summary

Compensation Philosophy

Our compensation philosophy is that a significant portion of the compensation of our named executive officers should be tied to performance. Incentive payments are determined based on achievement of financial goals for the fiscal year as well as performance objectives that we believe contribute to the longer term success of the Company. Equity awards granted to our named executive officers align the interests of these executives with the interests of our stockholders as the ultimate value of the award depends on the value of the Company's stock.

Business Environment

As global technology markets experienced a recovery during fiscal year 2011, QLogic was well positioned to take advantage of the improving economic environment. Revenue, operating profit and earnings per share improved during fiscal year 2011 as we introduced innovative products to the markets we serve and maintained our strong leadership position in our key markets.

Specifically:

- Net revenues increased to $597.2 million in fiscal year 2011, up 9% over the prior year
- Net income increased to $139.1 million ($1.27 per diluted share) in fiscal year 2011, up 153% over the prior year
- We generated $167.3 million of free cash flow during fiscal year 2011
- We took the market share leadership position in the emerging Fibre Channel over Ethernet converged network adapter market for calendar year 2010 (based on information from Dell'Oro Group)
- By the end of fiscal year 2011, every major server Original Equipment Manufacturer (OEM) and leading storage OEMs were shipping QLogic converged and 10Gb Ethernet products

- We grew the revenue market share of our Fibre Channel adapter products to 54.5% during calendar year 2010 (based on information from Dell'Oro Group)

Highlights of Fiscal Year 2011 Compensation Program

Our executive compensation program is designed to attract, retain and motivate a highly-skilled and dedicated management team that executes our business objectives. During fiscal year 2011, the technology markets we serve began to recover from the economic uncertainty that had existed during the prior year and our management team delivered solid financial performance. It was in this context that we made fiscal year 2011 executive compensation decisions. Key compensation decisions for fiscal year 2011 include the following:

- *Leadership Transition.* In November 2010, Mr. Biddiscombe assumed the role of President and Chief Executive Officer, and Mr. Desai transitioned from President and Chief Executive Officer to the role of Executive Chairman. In connection with this leadership transition, we increased Mr. Biddiscombe's base salary from $350,000 to $550,000 and decreased Mr. Desai's base salary from $700,000 to $530,000. The Company entered into a 3-year employment agreement with Mr. Desai to assure his commitment to the Company and its customers during a transition period.

- *Cash Incentive Program.* Annual cash incentive plan payments were based on fiscal year 2011 aggregate achievement levels of between 94% and 99% of target performance, depending on whether the named executive officer participated in the corporate goals or business unit goals, and were funded at 75% of target levels (compared to 50% of target funding for fiscal year 2010).

- *Equity Grants.* We made equity awards consisting of stock options and restricted stock units to our named executive officers that constituted a substantial majority of each executive's compensation for fiscal year 2011.

- *Change in Control Agreements.* Our change in control agreements provide severance benefits only on a "double trigger" basis (i.e. — change of control and involuntary termination of employment). The occurrence of a change in control alone does not trigger any benefits under these agreements.

- *Gross-Ups.* We amended existing agreements with Messrs. Desai and Biddiscombe during fiscal year 2011 to eliminate "tax gross-up" provisions for parachute payment taxes and have no agreements that provide for tax gross-up payments for potential tax liabilities imposed under Section 280G of the U.S. Internal Revenue Code of 1986.

- *Compensation Recovery Policies.* We adopted a clawback policy in May 2010 applicable to senior level employees, including our executive officers, that allows us to recoup from culpable employees certain previously paid out compensation in the event of a financial restatement.

- *No Pension or SERPs.* We do not provide our executive officers with a defined benefit pension plan, any supplemental executive retirement plans, or retiree health benefits. Our executive officers are eligible to participate in our 401(k) plan on the same terms as all other employees.

- *Stock Ownership Guidelines.* In June 2010, we adopted stock ownership guidelines for our named executive officers and non-employee directors.

QLogic's Executive Compensation Program

Governance of Executive Officer Compensation Programs

Role of the Compensation Committee

The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs.

The Compensation Committee has the following primary responsibilities:

- Review and approve on an annual basis the Company's compensation strategy to help ensure that executives are appropriately rewarded based on their performance.
- Review and approve on an annual basis goals and objectives relevant to executive compensation and evaluate performance in light of those goals and objectives.
- Determine on an annual basis the amount, form and terms of compensation for each of the Chief Executive Officer and the Executive Chairman of the Company.
- Review and approve salaries, incentives and other matters relating to compensation of the executive officers of the Company.
- Review and approve grants of stock options, restricted stock units and other equity incentives to our executive officers.
- Review and approve grants of stock options, restricted stock units and other equity incentives to other eligible individuals in the Company's service.
- Review with the Board matters related to management performance and compensation.

The Compensation Committee operates under a charter that further outlines the specific authority, duties and responsibilities of the Compensation Committee. The charter is available on our website at *http://ir.qlogic.com*.

Each person who served on the Compensation Committee during fiscal year 2011 met The NASDAQ Stock Market's requirements for independence as well as the applicable independence requirements under Section 16 of the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code.

Executive Compensation Philosophy and Framework

Compensation Objectives

Our executive compensation program is designed to achieve four primary objectives:

- Support a strong pay-for-performance culture, which provides compensation tied directly to outstanding performance in achieving business objectives.
- Attract, retain and motivate highly skilled executives who contribute to our long-term success.
- Establish and reinforce the appropriate balance between achievement of short-term and long-term corporate goals.
- Support long-term value creation for stockholders, by aligning the interests of our executive officers with the long-term interests of our stockholders.

We use a combination of base salary, annual cash incentive opportunity (which is based on Company and individual performance for the period), and participation in our equity program to achieve these objectives.

Risk Considerations

The Compensation Committee considers, in establishing and reviewing our compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Our compensation program reflects a balanced approach using both quantitative and qualitative assessments of performance without putting an undue emphasis on a single performance measure. Base salaries are fixed in amount and thus do not encourage risk taking. While the Company's annual cash incentive plan focuses on achievement of annual financial goals, annual cash incentive awards are based on multiple Company and individual performance criteria as described below, including a design win component and other operational components which are important to the long-term success of the Company. The Compensation Committee believes that the annual cash incentive plan appropriately balances risk and the desire to focus employees on specific annual goals important to the Company's success.

The majority of compensation provided to our executive officers is in the form of equity awards that align the interests of these executive officers with the interests of our stockholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the Company's stock price, and because grants are subject to long-term vesting schedules to help ensure that executive officers always have significant value tied to long-term stock price performance. The Company's practice during fiscal year 2011 was to grant executive officers a mix of 65% options and 35% restricted stock units. The Compensation Committee believes this mix provides an appropriate balance between the goals of increasing the price of the Company's common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten the Company's growth and stability (as restricted stock units are exposed to decreases in the Company's stock price). To further discourage executives from taking risks that might impact the long-term value of our stock, the Company requires its named executive officers to hold a minimum number of shares of the Company's common stock under its stock ownership guidelines described above (see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines") and has adopted a clawback provision that enables the Company to recoup payments under the annual cash incentive plan from senior level employees as further described below (see "Other Compensation Considerations — *Clawback Provision*").

Total Compensation/Tally Sheets

We believe we are fulfilling our compensation objectives and, in particular, rewarding executive officers in a manner that supports our strong pay-for-performance philosophy. Executive compensation is tied to both our performance and the performance of the individual executive and is structured to help ensure that there is an appropriate balance between our long-term and short-term performance, and also a balance between our operational and financial performance. The Compensation Committee believes the average target pay position relative to market described below and the relative pay mix of cash and equity compensation are reasonable and appropriate.

Compensation tally sheets for each of the named executive officers were prepared by the Compensation Committee's consultant and reviewed by the Compensation Committee in fiscal year 2011. These tally sheets affixed dollar amounts to all components of the named executive officers' compensation, including current pay (salary and annual cash incentive), outstanding equity awards, benefits, perquisites and potential change-in-control severance payments. The Compensation Committee reviews tally sheets for named executive officers at least on an annual basis. The Compensation Committee believes it is important to attach a dollar amount to each component of compensation and to review total compensation for each named executive officer.

Process for Evaluating Executive Officer Performance and Compensation

In general, the process for making decisions relating to compensation for named executive officers begins prior to the end of the Company's fiscal year, which falls on the Sunday closest to April 1st. During February or March of each year, the Compensation Committee will work with its independent compensation consultant to define the scope of the consultant's engagement and to discuss any changes in information being requested by the Compensation Committee. During April and early May of each year, the Company finalizes financial information for the just completed fiscal year, and makes that information available to the Compensation Committee. During this same time period, the Compensation Committee receives competitive market data and reviews this data with its compensation consultant. The compensation consultant provides the Compensation Committee with a comparison of the current compensation (including base salary, annual cash incentive and equity) for each named executive officer to the market data. The Compensation Committee typically schedules a meeting in early May to review the Company's actual performance against annual cash incentive plan objectives, to discuss individual executive performance and to discuss incentive plan payouts and base salaries. The Compensation Committee also discusses equity awards that may be granted to named executive officers. An additional meeting is typically held several weeks later at which the Compensation Committee makes final compensation decisions with respect to named executive officer compensation, including CEO compensation.

For fiscal year 2011, the Compensation Committee retained Compensia, Inc., an independent consulting company, to provide advice and information relating to executive compensation. Compensia assisted the Compensation Committee in the evaluation of executive base salary, annual cash incentive and equity incentive levels. Compensia reports directly to the Compensation Committee. From time to time, the Compensation Committee may

direct its compensation consultant to work with our Human Resources Department on matters such as: (i) review and/or recommendation to the Compensation Committee of the companies that will serve as the Company's peer group for purposes of evaluating the Company's executive compensation levels (as discussed below); (ii) analysis of our executive compensation programs and levels relative to our peer group companies; and (iii) advising on the design of cash-based incentives and equity awards for our executive officers. During fiscal year 2011, except for the consulting services provided to the Compensation Committee and other services provided to the Nominating and Governance Committee in connection with evaluating compensation for non-employee directors, Compensia did not perform any other services for the Company or its management, and the Compensation Committee has concluded that the services provided by Compensia did not raise any conflicts of interest.

Review of Peer Compensation Data

For fiscal year 2011, the Compensation Committee examined the compensation practices of a peer group of individual companies identified below and also reviewed industry surveys to assess the competitiveness of executive officer compensation practices and levels. The peer group of individual companies and the surveys are collectively referred to in this discussion as the "market." The fiscal year 2011 peer group of 13 companies included primarily semiconductor and storage device companies that the Compensation Committee considered similar to the Company in business strategy or represented business or labor market competitors, including smaller and larger companies. The surveys used in the analysis were compensation surveys that focus on high technology companies. Generally, the Compensation Committee does not focus on any particular company used in these surveys (except those companies identified below as peer companies). The Compensation Committee uses multiple sources of peer group information to more accurately map compensation data by position in the market to positions at the Company.

The peer companies used by the Compensation Committee for its comparison in fiscal year 2011 were as follows:

3Com Corporation	Adaptec, Inc.	Applied Micro Circuits Corporation
Broadcom Corporation	Brocade Communications Systems, Inc.	Dot Hill Systems Corporation
Emulex Corporation	Extreme Networks, Inc.	LSI Corporation
Marvell Technology Ltd.	Mellanox Technologies, Ltd.	NetApp, Inc.
PMC — Sierra, Inc.		

The peer group is reviewed annually by the Compensation Committee, with input from its independent compensation consultant, and adjustments are made as necessary to help ensure the group continues to properly reflect the market in which we compete for business or talent.

The Compensation Committee believes that the peer group companies form a reasonable basis for evaluating executive officer compensation. The following chart reflects QLogic's percentile comparison with the peer group in May 2010, at the time the peer company data was reviewed by the Compensation Committee:

Comparison Metric	QLogic Percentile vs. Peers
Revenue (last four quarters)	50.5%
Net Income (last four quarters)	70.3%
Market Capitalization	52.9%

Our strategy for executive officer compensation has been to examine market compensation practices and target the 45th to 55th percentile of the market for base salary, the 50th to 60th percentile for total cash compensation (base salary plus annual cash incentive), and the 65th percentile for equity compensation. We believe that our weighting of equity compensation aligns the interests of our executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

The Compensation Committee retains the discretion to approve compensation levels for individual executive officers above and below the target levels identified above, based on the Compensation Committee's subjective assessment of the executive's individual performance, experience in the position, and consistency of performance, as well as our financial performance.

Individual Performance

As noted below, the Compensation Committee considers "individual performance" by the named executive officers when making its compensation decisions. The Compensation Committee assesses each executive's individual performance in making adjustments to base salary, determining annual cash incentives and granting equity awards to executive officers. Because the base salary adjustments and equity awards are typically made in May or June of each year, and our fiscal year typically begins around April 1, the Compensation Committee considers each executive's individual performance in light of objectives established for that executive for the prior fiscal year in making base salary changes and equity awards for the current fiscal year. For example, the Compensation Committee made decisions in May 2010 regarding base salary adjustments and equity awards for fiscal year 2011 (March 29, 2010 to April 3, 2011) by considering the executive's individual performance for fiscal year 2010 (March 30, 2009 to March 28, 2010). In the case of the annual cash incentive, the Compensation Committee considers the "individual performance objectives" from the fiscal year to which the incentive payment applies, although the decision is typically made in May or June of the following fiscal year. For example, the Compensation Committee determined the annual cash incentive amounts for fiscal year 2011 in May 2011 (during our fiscal year 2012) based upon the executives' achievement of specified objectives, including "individual performance objectives," during fiscal year 2011.

Determining "individual performance" for each of the named executive officers is not a mathematical calculation in which each individual performance objective is given equal weight. The determination of individual performance is a subjective determination by the Compensation Committee (taking into account the recommendations of Mr. Biddiscombe with respect to the individual performance of the named executive officers, other than himself and Mr. Desai) as to whether the named executive officer has substantially achieved objectives established by the Compensation Committee that are deemed to be important to the success of the Company.

The individual performance objectives for Mr. Biddiscombe and the other named executive officers included both operational objectives and strategic objectives for both fiscal year 2010 and fiscal year 2011. The Compensation Committee establishes individual performance objectives for Mr. Biddiscombe and Mr. Desai, and Mr. Biddiscombe establishes individual performance objectives for each of the other named executive officers. These objectives are designed to support the overall corporate goals and strategies of the Company and are summarized below for each of our named executive officers (except for Mr. Genereux, who left the Company during fiscal year 2011).

For fiscal year 2010, Mr. Biddiscombe's individual performance objectives (as our Chief Financial Officer) included internal audit management objectives, investor relations objectives, objectives to improve efficiency in certain accounting areas, financial reporting objectives, and IT automation objectives. For fiscal year 2011, Mr. Biddiscombe's individual performance objectives (as our Chief Financial Officer) included financial objectives, investor relations objectives and internal audit objectives. In connection with his appointment in November 2010 as President and Chief Executive Officer, Mr. Biddiscombe's objectives were updated to be consistent with objectives previously established for Mr. Desai.

For fiscal year 2010, Mr. Desai's individual performance objectives (as our President and Chief Executive Officer) included establishing leadership in emerging technologies, restructuring of certain support organizations, merger and acquisition activity, and management development and succession planning. For fiscal year 2011, Mr. Desai's individual performance objectives (as our President and Chief Executive Officer) included converged networking host product objectives, restructuring of certain sales functions and identifying and evaluating certain acquisition opportunities. In connection with his transition in November 2010 to the role of Executive Chairman, Mr. Desai's objectives were updated to be consistent with the duties set forth in his employment contract.

For fiscal year 2010, Mr. Klein's individual performance objectives included achieving revenue shipments at top customers for our new converged adapter products, design win objectives for new and emerging markets, timelines for introducing new and enhanced products, and integration of the acquired business of NetXen, Inc. For fiscal year 2011, Mr. Klein's individual performance objectives included program milestone objectives, design win objectives, market share objectives and customer satisfaction objectives.

For fiscal year 2010, Mr. Mulligan's individual performance objectives included on-time delivery performance objectives, operational financial objectives, product quality objectives, and customer satisfaction objectives. For fiscal year 2011, Mr. Mulligan's individual performance objectives included operational financial objectives, quality objectives, on-time delivery performance objectives, and process improvement objectives.

For fiscal year 2010, Mr. Parker's individual performance objectives included program milestone objectives, design win objectives and customer satisfaction objectives. For fiscal year 2011, Mr. Parker's individual performance objectives included program milestone objectives, design win objectives, cost reduction objectives, and customer satisfaction objectives.

Mr. Naylor served as interim Chief Financial Officer from November 15, 2010 until April 25, 2011 and the Compensation Committee did not establish objectives for him in this role.

Fiscal Year 2011 Executive Compensation Program Decisions

Under our fiscal year 2011 executive compensation program our named executive officers received a base salary and were eligible to receive annual cash incentives and equity awards.

Base Salary

Base salaries are used to attract, motivate and retain highly qualified executives. Base salary, which is determined by the level of responsibility, experience in the position, expertise of the employee, and competitive conditions in the industry, is the primary fixed cash compensation component in the executive pay program.

The Compensation Committee approved adjusted base salaries for the named executive officers in May 2010 with increases of between 0% and 10%. Mr. Desai's base salary remained unchanged at that time. The Compensation Committee did not increase any base salaries of named executive officers during the May 2009 review process. In connection with a leadership transition in November 2010 in which Mr. Biddiscombe became our President and Chief Executive Officer and Mr. Desai became our Executive Chairman, Mr. Biddiscombe's base salary was increased from $350,000 to $550,000, and Mr. Desai's base salary was reduced from $700,000 to $530,000. In establishing the new base salaries for Messrs. Biddiscombe and Desai, the Compensation Committee received market data from its compensation consultant and negotiated the new salaries with each executive.

Annual Cash Incentive

Our annual cash incentive program is a variable element of our executive compensation program designed to reward executives for achieving key operational and financial goals that we believe will provide the foundation for creating longer-term stockholder value. At the beginning of each year, the Compensation Committee approves specific performance goals for the upcoming year for purposes of our annual cash incentive plan. In addition to traditional financial measures of corporate performance, such as revenue and profit, the Compensation Committee emphasizes other indicators of performance, including design wins, customer satisfaction and individual performance, and approves associated weightings. Individual business unit executives are also measured against specific business unit goals. The Compensation Committee believes that the design of the annual cash incentive plan is appropriate for driving the optimal mix of short-term and long-term goal achievement in an industry typified by long product development cycles. Payment of the annual cash incentive to the named executive officers was conditioned upon QLogic achieving revenue of at least 85% of the annual operating plan revenue for fiscal year 2011 and, beginning in fiscal year 2011, has been capped at 150% of the target incentive award.

For the named executive officers, the corporate and business unit component makes up 75% of the annual cash incentive opportunity, while the individual performance component makes up 25% of the annual cash incentive opportunity. The corporate and business unit component is further broken up into targets related to design wins, corporate/business unit revenue, corporate/business unit profit and customer satisfaction. The Compensation Committee determines the percentage of the goal achieved for each corporate and business unit goal for purposes of incentive plan payouts. In general, the Compensation Committee established the objective revenue and profit targets for the program with the intent that these targets will be achieved only if the Company performs well in a

given fiscal year. The Compensation Committee also reviews and approves the individual performance goals for each executive as described above under "Individual Performance."

Annual cash incentive plan payments to our named executive officers were based on fiscal year 2011 aggregate achievement levels of between 94% and 99% of target performance depending on whether the named executive officer participated in the corporate goals or corporate and business unit goals and were funded at 75% of target levels. Based on these achievement and funding levels, in May 2011 the Compensation Committee approved the following annual cash incentive awards:

Named Executive Officer	FY2011 Annual Cash Incentive Award
Simon Biddiscombe(1)	$256,278
H.K. Desai(2)	$500,732
Roger J. Klein	$158,000
Perry M. Mulligan	$158,000
Douglas D. Naylor	$ 60,000
Jesse L. Parker	$ 80,000
Scott A. Genereux(3)	$ 0

(1) Mr. Biddiscombe's incentive award was pro-rated based on target incentive awards in effect during the time he served as Senior Vice President and Chief Financial Officer and target incentive awards in effect during the time he served as President and Chief Executive Officer.

(2) Mr. Desai's incentive award was pro-rated based on target incentive awards in effect during the time he served as President and Chief Executive Officer and target incentive awards in effect during the time he served as Executive Chairman.

(3) Mr. Genereux left the Company in November 2010 and was not eligible for an award under the annual incentive plan.

Discretionary Bonus

In May 2011, the Compensation Committee granted discretionary cash awards of $85,000 to each of Mr. Biddiscombe and Mr. Desai. The Compensation Committee determined that these awards were appropriate in recognition of a successful leadership transition, with Mr. Biddiscombe assuming the role of President and Chief Executive Officer and Mr. Desai transitioning his President and Chief Executive Officer duties to Mr. Biddiscombe and assuming the role of Executive Chairman.

In May 2011, the Compensation Committee also awarded $20,000 to Mr. Naylor in recognition of his service as interim Chief Financial Officer from November 15, 2010 until April 25, 2011.

Equity Awards

We believe equity awards are a key element of executive compensation that aligns the interests of executive officers with stockholders. We use a combination of stock options and RSUs, which the Compensation Committee believes best supports the interests of our stockholders by balancing the dual objectives of long-term value creation for stockholders and retention of qualified key employees.

We believe that stock options are truly performance based in that executives do not receive any benefit unless the Company's stock price increases after the option is granted. Restricted stock units have a greater retentive value compared to stock options because the award continues to have value even though the stock price may fluctuate, and the Compensation Committee believes their use is consistent with market practice.

The Compensation Committee believes that long-term equity incentives should provide significant motivation for our executives to create value for our stockholders and opportunity to benefit from the value created. We believe this is an appropriate way to align the interests of our named executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

The Compensation Committee granted fiscal year 2011 equity awards to our named executive officers in May 2010 as follows:

Named Executive Officer	FY2011 Option Award (In shares)	FY2011 RSU Award (In shares)
Simon Biddiscombe	68,000	13,200
H.K. Desai	216,000	41,600
Roger J. Klein	68,000	13,200
Perry M. Mulligan	68,000	13,200
Douglas D. Naylor(1)	21,000	4,100
Jesse L. Parker	41,000	8,200
Scott Genereux	68,000	13,200

(1) Mr. Naylor served as our interim Chief Financial Officer from November 15, 2010 until April 25, 2011. At the time of this grant, Mr. Naylor served in a non-executive capacity as our Vice President of Finance.

The Compensation Committee reviews equity award market data presented by its compensation consultant and generally targets grants for named executive officers at the 65th percentile of our market. The Compensation Committee then places each named executive officer into a tier based on their role and/or scope of responsibility and establishes an equity dollar amount for each tier. Named executive officers within each tier typically receive the same dollar amount equity award. The dollar amount is then allocated 35% to RSUs and the remaining 65% to options.

In addition to the annual award grants identified above, the Compensation Committee also approved the grant to Mr. Biddiscombe of an option to purchase 111,588 shares of our common stock and 23,556 restricted stock units on November 15, 2010 in connection with his assuming the role of President and Chief Executive Officer. In connection with this award, the Compensation Committee received market data from its compensation consultant and based on that input negotiated the dollar amount of the equity award with Mr. Biddiscombe. Once the dollar amount of the equity award was agreed upon, the award was allocated 35% to RSUs and 65% to options.

Mix of Pay for Fiscal Year 2011

As noted above, we believe that a significant portion of our executives' compensation should consist of equity awards to further align the interests of our executives with those of our stockholders. For fiscal year 2011, the mix between base salary, annual cash incentive, and equity awards for our named executive officers was as follows:

Compensation Element	Primary Objectives	Approximate Relative Weight(1)
Base salary	Attract and retain high-performing and experienced executives	22%
Annual cash incentive	Motivate executives to achieve pre-established short-term performance objectives	13%
Equity awards	Align executives with stockholder interest to increase long-term value and retain executives	65%

(1) Relative weight is fiscal year 2011 average for named executive officers. These figures represent the average percentage of the named executive officers' actual compensation delivered for each component.

Benefits and Perquisites

Other than our 401(k) plan, we do not provide pension arrangements or post-retirement health coverage for our named executive officers or employees. In general, our named executive officer benefit programs are the same as those available to all employees, with the exception of our executive physical program (which provides for an annual physical exam for each named executive officer paid for by the Company). The Company pays the regular monthly membership dues at a country club used by Mr. Desai, which is primarily used for business purposes. The

benefits provided to each named executive officer in fiscal year 2011 are reported in the Summary Compensation Table below.

Desai Employment Agreement

In connection with the management transition described above, the Company entered into an employment agreement with Mr. Desai. The employment agreement provides for a three-year term beginning November 15, 2010. The Compensation Committee determined that an employment agreement with Mr. Desai was the most appropriate manner to assure his commitment to the Company and its customers during a transition period, to document his new role and responsibilities as Executive Chairman, and to document his new compensation arrangement.

Post-Employment Obligations

The Company has entered into change in control severance agreements with certain executive officers. These agreements provide severance benefits to these executives should their employment with us terminate in certain circumstances in connection with a change in control of the Company.

Should the possibility of a change in control of the Company arise, the Compensation Committee believes that certain executives may be called upon to assess the potential transaction, advise the Board of Directors and management as to whether the transaction would be in the best interests of the Company and its stockholders and take such other actions as the Board might determine to be appropriate in addition to their regular duties. The Company believes that it is imperative that the Company and the Board be able to rely upon these executives to continue in their positions and carry out their duties without concern that they might be distracted by the personal uncertainties and risks created by the possibility of a change in control.

As described in more detail below under "Potential Payments Upon Termination or Change in Control," the severance benefits under these agreements will be paid only if the executive's employment is terminated by the Company without cause or by the executive with good reason during the period beginning six months before and ending 24 months after a change in control. These types of agreements are often referred to as "double trigger" agreements since both a change in control and a termination of employment must occur before any payment is due. The Company believes that it is appropriate, and serves the purpose of these agreements, to extend the protections provided by these benefits to employment terminations that occur a short time before a change in control, and/or occur as a result of materially adverse changes to the terms of the executive's employment with the Company after a change in control.

These agreements do not entitle the executive to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

Under his employment agreement, Mr. Desai will be entitled to a severance benefit if his employment with the Company during the term of the agreement is terminated by the Company without cause or by Mr. Desai for good reason. Under the terms of the employment agreement, Mr. Desai cannot receive severance payments under both the employment agreement and the change in control severance agreement. In the event that Mr. Desai's termination qualifies for severance benefits under both agreements, Mr. Desai will receive only the severance payment detailed in the change in control severance agreement. The Compensation Committee believes that the negotiated severance arrangement is appropriate in exchange for Mr. Desai's three year commitment to the Company under the terms of his employment agreement.

Other Compensation Considerations

Equity Ownership Guidelines

In June 2010, the Company adopted stock ownership guidelines to further align the interests of the Company's named executive officers and directors with the interests of its stockholders. Please see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines" above for more information.

Clawback Provision

In connection with the approval of the fiscal year 2011 annual cash incentive plan in May 2010, the Compensation Committee adopted a clawback provision that enables the Company to recoup payments under the annual cash incentive plan to the extent that payments were based on incorrect financial results that require a restatement of the Company's financial statements from senior level employees whose fraud or misconduct was a material contributing factor to the financial restatement.

Tax Considerations

Federal income tax law prohibits the Company from deducting compensation paid to certain of our executive officers that exceeds $1 million during the tax year unless it is based on achieving pre-established performance measures that are set by the Compensation Committee pursuant to a plan approved by the Company's stockholders ("performance-based compensation").

While the Compensation Committee considers the deductibility of compensation paid to its named executive officers, the Compensation Committee retains the flexibility necessary to provide total compensation in line with competitive practice, our compensation philosophy, and the interests of stockholders. We therefore may pay compensation to our named executive officers that may not be deductible for Federal income tax purposes. The stock options granted under our stock plan are intended to meet the criteria for performance-based compensation; however, restricted stock units that are subject only to time-based vesting requirements generally do not satisfy those requirements.

For fiscal year 2011, we believe that Mr. Desai was our only named executive officer whose compensation exceeded the deductibility limit of Federal income tax laws.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the four non-employee directors named at the end of this report, each of whom is independent as defined by The NASDAQ Stock Market listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement.

The Compensation Committee

James R. Fiebiger, Chair
Balakrishnan S. Iyer
Kathryn B. Lewis
William M. Zeitler

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of fiscal year 2011, except for Mr. Zeitler who was appointed to the committee on November 5, 2010. No member of the Compensation Committee is or has been an executive officer of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has or had one or more executive officers who served as a director or member of the Compensation Committee during the fiscal year ended April 3, 2011.

SUMMARY COMPENSATION TABLE — FISCAL YEARS 2009, 2010 AND 2011

The following table presents information regarding compensation earned by or paid to our "named executive officers" for our fiscal years 2009, 2010 and 2011. The position set forth in the table for each person is his current position with us unless otherwise indicated.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Simon Biddiscombe, President and Chief Executive Officer*	2011	431,365	85,000(3)	655,623	1,288,640	256,278	—	3,104	2,720,010
	2010	340,018	—	337,832	580,000	105,000	—	740	1,363,590
	2009	319,093	30,000	301,200	599,740	195,000	—	9,750	1,454,783
H.K. Desai, Executive Chairman**	2011	648,081	85,000(3)	742,560	1,615,680	500,732	—	28,148(4)	3,620,201
	2010	700,003	—	1,250,816	2,146,000	375,000	—	28,362	4,500,181
	2009	700,003	—	1,134,450	2,084,303	715,000	—	35,569	4,669,325
Roger J. Klein, Senior Vice President and General Manager, Host Solutions Group	2011	303,496	—	235,620	508,640	158,000	—	3,829	1,209,585
	2010	290,014	—	328,060	580,000	100,000	—	1,573	1,299,647
	2009	280,784	—	301,200	594,660	165,000	—	8,311	1,349,955
Perry M. Mulligan, Senior Vice President, Worldwide Operations	2011	327,806	—	235,620	508,640	158,000	—	3,161	1,233,227
	2010	301,657	—	328,060	580,000	100,000	—	1,075	1,310,792
	2009	307,699	—	376,500	594,660	160,000	—	7,678	1,446,537
Douglas D. Naylor, Vice President, Finance***	2011	206,638	20,000(5)	73,185	135,660	60,000	—	1,976	497,459
	2010	195,000	—	106,096	128,250	45,000	—	486	474,832
	2009	191,539		90,360	140,250	75,000	—	7,262	504,411
Jesse L. Parker, Vice President and General Manager, Network Solutions Group	2011	258,776	—	146,370	306,680	80,000	—	2,247	794,073
	2010	250,016	—	206,608	348,000	70,000	—	216	874,840
	2009	245,403	—	180,720	347,820	135,000	—	6,396	915,339
Scott A. Genereux, Former Senior Vice President, Worldwide Sales and Marketing****	2011	202,518	—	235,620	508,640	—	—	16,526(6)	963,304
	2010	301,750	—	188,460	290,000	100,000	—	796	881,006

* Mr. Biddiscombe was appointed as President and Chief Executive Officer, and as a Director, effective November 15, 2010. Prior to November 15, 2010, Mr. Biddiscombe served as the Company's Senior Vice President and Chief Financial Officer.

** Mr. Desai relinquished his position as President and Chief Executive Officer and was named Executive Chairman effective November 15, 2010. He retained his position as Chairman of the Board of Directors.

*** Mr. Naylor served as interim Chief Financial Officer from November 15, 2010 until April 25, 2011. On April 25, 2011, Ms. Hu became our as Senior Vice President and Chief Financial Officer.

**** As of November 12, 2010, Mr. Genereux was no longer an employee of the Company.

(1) The amounts reported in Columns (e) and (f) of the table above for fiscal year 2011 reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our named executive officers during fiscal year 2011. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in Columns (e) and (f), please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation — *Stock-Based Compensation Expense*" on page 57 of our Annual Report on Form 10-K for fiscal year 2011 filed with the SEC on May 26, 2011.

(2) This column consists of life insurance premiums and contributions to the QLogic Corporation Retirement Savings Plan (401(k) Plan) paid by QLogic with respect to the named executive officer, and for fiscal year 2011, includes: (a) life insurance premiums paid by QLogic in the amount of $410 for Mr. Biddiscombe, $4,583 for Mr. Desai, $1,477 for Mr. Klein, $743 for Mr. Mulligan, $314 for Mr. Naylor, $229 for Mr. Parker and $312 for Mr. Genereux; and (b) 401(k) Plan contributions by QLogic in the amount of $2,694 for

Mr. Biddiscombe, $5,405 for Mr. Desai, $2,352 for Mr. Klein, $2,418 for Mr. Mulligan, $1,662 for Mr. Naylor and $2,018 for Mr. Parker.

(3) Special award for each of Mr. Biddiscombe and Mr. Desai in consideration of the successful leadership transition in November 2010.

(4) In addition to the amounts identified in footnote (2) above, this amount includes the payment by the Company of club membership dues for Mr. Desai in the amount of $18,160.

(5) Special award for Mr. Naylor in consideration of his services as interim Chief Financial Officer from November 15, 2010 until April 25, 2011.

(6) In addition to the amount identified in footnote (2) above, this amount includes payment in connection with the termination of Mr. Genereux's employment for accrued but unused personal time off in the amount of $16,214.

Compensation of Named Executive Officers

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal year 2011. The Summary Compensation Table includes fiscal year 2009 and 2010 information for those named executive officers who were also named executive officers in fiscal years 2009 or 2010. The primary elements of each named executive officer's total compensation reported in the table are base salary, an annual cash incentive, and long-term equity incentives consisting of RSU awards and stock options. Named executive officers also received the other benefits listed in the "All Other Compensation" column of the Summary Compensation Table, as further described in footnotes (2), (4) and (6) to the table. We do not have employment agreements with our named executive officers, except for Mr. Desai. Details of Mr. Desai's employment agreement are described in the "Compensation Discussion and Analysis" above and in the following section entitled "Employment Agreements."

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of Plan-Based Awards in Fiscal Year 2011" table below, and the accompanying description of the material terms of the RSU awards and stock options granted in fiscal year 2011, provide information regarding the equity incentives awarded to our named executive officers in fiscal year 2011. The "Outstanding Equity Awards at End of Fiscal Year 2011" and "Option Exercises and Stock Vested — Fiscal Year 2011" tables below provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards.

Employment Agreements

In October 2010, QLogic entered into an employment agreement with Mr. Desai in connection with his transition from President and Chief Executive Officer to Executive Chairman. The agreement provides for a three-year term beginning November 15, 2010 and for Mr. Desai to receive a base salary and an annual incentive bonus as determined by the Compensation Committee. The initial annual base salary rate for Mr. Desai under the agreement is $530,000, and his annual target bonus is 100% of his annual base salary. Mr. Desai is eligible for annual equity awards consistent with the Compensation Committee's policies on annual equity awards for executive-level employees. Mr. Desai is also entitled to participate in the Company's benefit plans made available to the Company's executive-level employees generally. Provisions of Mr. Desai's agreement relating to post-termination employment benefits are discussed below under "Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards in Fiscal Year 2011

The following table sets forth information regarding the plan-based awards that we granted during fiscal year 2011 to each of our named executive officers.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Simon Biddiscombe	N/A	—	354,428	—	—	—	—	—	—	—	—
	5/20/2010	—	—	—	—	—	—	—	68,000	17.85	508,640
	5/20/2010	—	—	—	—	—	—	13,200	—	—	235,620
	11/15/2010	—	—	—	—	—	—	—	111,588	17.83	780,000
	11/15/2010	—	—	—	—	—	—	23,556	—	—	420,003
H.K. Desai	N/A	—	692,504	—	—	—	—	—	—	—	—
	5/20/2010	—	—	—	—	—	—	—	216,000	17.85	1,615,680
	5/20/2010	—	—	—	—	—	—	41,600	—	—	742,560
Roger J. Klein	N/A	—	197,273	—	—	—	—	—	—	—	—
	5/20/2010	—	—	—	—	—	—	—	68,000	17.85	508,640
	5/20/2010	—	—	—	—	—	—	13,200	—	—	235,620
Perry M. Mulligan	N/A	—	213,074	—	—	—	—	—	—	—	—
	5/20/2010	—	—	—	—	—	—	—	68,000	17.85	508,640
	5/20/2010	—	—	—	—	—	—	13,200	—	—	235,620
Douglas D. Naylor	N/A	—	82,655	—	—	—	—	—	—	—	—
	5/20/2010	—	—	—	—	—	—	—	21,000	17.85	135,660
	5/20/2010	—	—	—	—	—	—	4,100	—	—	73,185
Jesse L. Parker	N/A	—	142,327	—	—	—	—	—	—	—	—
	5/20/2010	—	—	—	—	—	—	—	41,000	17.85	306,680
	5/20/2010	—	—	—	—	—	—	8,200	—	—	146,370
Scott A. Genereux	N/A(2)	—	214,522	—	—	—	—	—	—	—	—
	5/20/2010(2)	—	—	—	—	—	—	—	68,000	17.85	508,640
	5/20/2010(2)	—	—	—	—	—	—	13,200	—	—	235,620

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), please see footnote (1) to the Summary Compensation Table.

(2) These awards were forfeited upon termination of Mr. Genereux's employment on November 12, 2010.

Description of Plan-Based Awards

Each of the equity awards reported in the "Grants of Plan-Based Awards in Fiscal Year 2011" table above was granted under, and is subject to, the terms of the 2005 Plan. The material terms of the non-equity incentive plan awards reported in the table are described in the "Compensation Discussion and Analysis" above.

Our Compensation Committee administers the 2005 Plan. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value.

If a change in control of the Company occurs (as determined under the 2005 Plan), each named executive officer's outstanding awards granted under the plan will generally only become fully vested if (i) the Company

dissolves or does not survive as a public company after the change in control transaction and (ii) the Compensation Committee does not provide for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled in exchange for the right to receive a cash payment in connection with the change in control transaction. In addition, Messrs. Biddiscombe, Desai, Klein, Mulligan and Parker may be entitled to accelerated vesting of their outstanding equity-based awards upon a termination of employment in connection with a change in control of QLogic. The terms of this accelerated vesting are described below under "Potential Payments Upon Termination or Change in Control."

Options

Each option reported in Column (j) of the "Grants of Plan-Based Awards in Fiscal Year 2011" table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. Each of these options is subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the grant date, and 6.25% vesting every three months thereafter for the remaining three years.

Once vested, each option granted to our named executive officers under the 2005 Plan will generally remain exercisable until its normal expiration date. Each of the options granted under the 2005 Plan to our named executive officers in fiscal year 2011 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer's employment. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of the option will immediately terminate upon a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of his employment. This period is extended to twelve months if the termination is a result of the named executive officer's death or disability. For any termination by QLogic for cause, the option (whether vested or not) will terminate on the date of termination.

RSUs

Each RSU award reported in Column (i) of the "Grants of Plan-Based Awards in Fiscal Year 2011" table above was granted to our named executive officers under the 2005 Plan and is subject to a four-year vesting schedule, with twenty-five (25%) of the total number of RSUs vesting on each of the first, second, third and fourth anniversaries of the award date.

Upon vesting, QLogic will deliver to the named executive officer a number of shares of common stock equal to the number of RSUs subject to the award that have vested on the applicable vesting date, less any shares of common stock that may be withheld to satisfy the related minimum tax withholding obligations. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of any RSU award will immediately terminate upon a termination of the named executive officer's employment.

Outstanding Equity Awards at End of Fiscal Year 2011

The following table presents information regarding the outstanding equity awards held by each of our named executive officers at the end of fiscal year 2011, including the vesting schedules for the portions of these awards that had not vested as of that date.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)*
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Simon Biddiscombe	68,750	31,250(1)	16.10	4/22/18	10,000(9)	181,600
	43,750	56,250(2)	13.96	5/21/19	18,150(10)	329,604
	—	68,000(3)	17.85	5/20/20	13,200(11)	239,712
	—	111,588(4)	17.83	11/15/20	23,556(12)	427,777
H.K. Desai	500,000	—	27.48	6/13/11	18,750(5)	340,500
	180,000	—	17.22	7/25/11	30,000(9)	544,800
	180,000	—	24.17	1/24/12	7,500(13)	136,200
	600,000	—	21.69	6/13/12	67,200(10)	1,220,352
	187,500	—	19.91	3/20/13	41,600(11)	755,456
	562,500	—	24.26	6/20/13		
	225,000	—	25.05	9/22/13		
	225,000	—	25.42	12/22/13		
	225,000	—	20.51	3/22/14		
	1	—	14.28	6/4/14		
	550,000	—	18.00	5/15/16		
	234,375	15,625(5)	16.58	6/1/17		
	206,250	93,750(6)	15.06	6/10/18		
	48,125	21,875(7)	15.39	6/16/18		
	161,875	208,125(2)	13.96	5/21/19		
	—	216,000(3)	17.85	5/20/20		
Roger J. Klein	12,000	—	27.48	6/13/11	2,250(5)	40,860
	900	—	17.22	7/25/11	10,000(9)	181,600
	900	—	24.17	1/24/12	17,625(10)	320,070
	20,000	—	21.69	6/13/12	13,200(11)	239,712
	4,486	—	19.91	3/20/13		
	18,000	—	24.26	6/20/13		
	16,800	—	25.05	9/22/13		
	18,000	—	25.42	12/22/13		
	18,000	—	20.51	3/22/14		
	16,000	—	16.48	12/5/15		
	30,000	—	18.00	5/15/16		
	37,500	2,500(5)	16.58	6/1/17		
	72,875	33,125(6)	15.06	6/10/18		
	43,750	56,250(2)	13.96	5/21/19		
	—	68,000(3)	17.85	5/20/20		
Perry M. Mulligan	56,875	13,125(8)	15.19	11/1/17	12,500(9)	227,000
	72,875	33,125(6)	15.06	6/10/18	17,625(10)	320,070
	43,750	56,250(2)	13.96	5/21/19	13,200(11)	239,712
	—	68,000(3)	17.85	5/20/20		
Douglas D. Naylor	30,000	—	20.91	1/13/13	275(5)	4,994
	3,000	—	25.05	9/22/13	3,000(9)	54,480
	2,400	—	25.42	12/22/13	5,700(10)	103,512
	2,480	—	20.51	3/22/14	4,100(11)	74,456
	12,000	—	14.28	6/4/14		
	8,000	—	12.25	8/24/14		
	3,600	—	16.48	12/5/15		
	8,000	—	18.00	5/15/16		
	6,562	438(5)	16.58	6/1/17		
	17,187	7,813(6)	15.06	6/10/18		
	10,937	14,063(2)	13.96	5/21/19		
	—	21,000(3)	17.85	5/20/20		
Jesse L. Parker	2,813	—	18.00	5/15/16	2,125(5)	38,590
	1,875	1,875(5)	16.58	6/1/17	6,000(9)	108,960
	3,875	19,375(6)	15.06	6/10/18	11,100(10)	201,576
	3,750	33,750(2)	13.96	5/21/19	8,200(11)	148,912
	—	41,000(3)	17.85	5/20/20		
Scott A. Genereux	—	—	—	—	—	—

* The dollar amounts shown in Column (g) are determined by multiplying (x) the number of shares or units reported in Column (f) by (y) $18.16 (the closing price of our Common Stock on the last trading day of fiscal year 2011).

(1) The unvested portion of this award is scheduled to vest in five quarterly installments, commencing on April 22, 2011.

(2) The unvested portion of these awards is scheduled to vest in nine quarterly installments, commencing on May 21, 2011.

(3) The unvested portion of these awards is scheduled to vest as to 25% of the award on May 20, 2011 and in twelve quarterly installments thereafter.

(4) The unvested portion of this award is scheduled to vest as to 25% of the award on November 15, 2011 and in twelve quarterly installments thereafter.

(5) The remaining unvested portion of these awards is scheduled to vest on June 1, 2011.

(6) The unvested portion of these awards is scheduled to vest in five quarterly installments, commencing on June 10, 2011.

(7) The unvested portion of this award is scheduled to vest in five quarterly installments, commencing on June 16, 2011.

(8) The unvested portion of this award is scheduled to vest in three quarterly installments, commencing on May 1, 2011.

(9) The unvested portion of these awards is scheduled to vest in two annual installments commencing on June 10, 2011.

(10) The unvested portion of these awards is scheduled to vest in three annual installments commencing on May 21, 2011.

(11) The unvested portion of these awards is scheduled to vest in four annual installments commencing on May 20, 2011.

(12) The unvested portion of this award is scheduled to vest in four annual installments commencing on November 15, 2011.

(13) The unvested portion of this award is scheduled to vest in two annual installments commencing on June 16, 2011.

Option Exercises and Stock Vested — Fiscal Year 2011

The following table presents information regarding the exercise of stock options by named executive officers during fiscal year 2011 and the vesting during fiscal year 2011 of other stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
Simon Biddiscombe	—	—	11,050	193,061
H.K. Desai	1,021,875	4,720,917	89,900	1,595,399
Roger J. Klein	—	—	14,750	259,310
Perry M. Mulligan	—	—	12,125	210,934
Douglas D. Naylor	—	—	3,950	69,300
Jesse L. Parker	52,250	185,805	9,575	168,588
Scott A. Genereux	32,500	176,693	3,375	60,784

(1) The value realized upon exercise is the difference between the fair market value of QLogic's common stock at the time the stock options were exercised and the option exercise price, multiplied by the number of stock options exercised.

(2) The value realized on vesting is the closing market price of QLogic's common stock on the date that the RSUs vest (or if the markets are closed on the date that the RSUs vest, the closing market price of QLogic's common stock on the last day that the markets were open) multiplied by the number of RSUs that vest.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable to certain named executive officers in connection with a termination of their employment with QLogic or a change in control of QLogic. As prescribed by the SEC's rules, in calculating the amount of any potential payments to the named executive officer under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment or change in control of QLogic) occurred on the last business day of fiscal year 2011 and that the price per share of our common stock is equal to the closing price as of that date.

Change in Control Severance Agreements

QLogic is a party to Change in Control Severance Agreements with certain of its named executive officers (the "Change in Control Severance Agreement"). Under the Change in Control Severance Agreement, in the event that the Company terminates the executive's employment without cause or in the event that the executive terminates his or her employment for good reason, in either case within 6 months before or 24 months after a change in control of the Company, the executive would be entitled to receive a cash lump sum payment equal to (i) the sum of the executive's annual base salary and the greater of the executive's maximum annual cash bonus for the year in which the termination occurs or the highest annual bonus paid to the executive for any one of the three preceding fiscal years, multiplied by (ii) a specified multiplier (for Messrs. Biddiscombe and Desai, the specified multiplier is two; for Messrs. Klein, Mulligan and Parker, the specified multiplier is one). For these purposes, the terms "cause," "good reason" and "change in control" are defined in the Change in Control Severance Agreement. In addition, the Company will pay or reimburse the executive for the cost of the premiums charged to continue the executive's and his or her dependents' health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA) for up to a specified period of time following the termination (for Messrs. Biddiscombe and Desai, the specified period of time is two years; for Messrs. Klein, Mulligan and Parker, the specified period of time is one year). Any stock option or other equity-based award granted by the Company to the executive, to the extent then outstanding and not otherwise vested, will generally become fully vested in connection with such termination from employment. The Change in Control Severance Agreement typically has a two-year term and will automatically extend for one additional year on the anniversary of the effective date of the Agreement, unless the Compensation Committee notifies the executive that the Agreement will not be extended. For Mr. Desai, the term of the Change in Control Severance Agreement continues through November 15, 2013, with automatic one year extensions beginning November 15, 2012 and each November 15 thereafter (such that on November 15, 2012 the term of the agreement would be extended through November 15, 2014, and so on), unless the Compensation Committee notifies Mr. Desai that the agreement will not be extended.

Under the Change in Control Severance Agreement, the executive is not entitled to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

The following chart presents the Company's estimate of the amount of the severance benefits to which each of Messrs. Biddiscombe, Desai, Klein, Mulligan and Parker would be entitled under the Change in Control Severance Agreement if his employment terminated under the circumstances described above in connection with a change in control of the Company, and assuming for purposes of this illustration that the termination of employment occurred on April 3, 2011.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Simon Biddiscombe	1,808,884	46,481	1,537,222	3,392,587
H.K. Desai	2,490,010	33,060	4,314,299	6,837,369
Roger J. Klein	497,313	10,578	1,146,209	1,654,100
Perry M. Mulligan	538,095	16,605	1,185,781	1,740,481
Jesse L. Parker	397,356	14,492	715,523	1,127,371

(1) This column reports the intrinsic value of the unvested portions of each executive's awards that would accelerate in these circumstances. For options, this value is calculated by multiplying the amount (if any) by which the closing price of the Company's common stock on April 1, 2011 ($18.16) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock unit awards, this value is calculated by multiplying the closing price of the Company's common stock on April 1, 2011 by the number of units subject to the accelerated portion of the award.

Severance Agreement

As described above, the Company entered into a three-year employment agreement with Mr. Desai (the "Employment Agreement") beginning November 15, 2010. Under the Employment Agreement, if Mr. Desai's employment with the Company during the term of the agreement is terminated by the Company without cause or by Mr. Desai for good reason (as such terms are defined in the Employment Agreement and other than in connection with a change in control as described above), Mr. Desai would be entitled to a severance benefit equal to the greater of (1) his base salary in effect on the termination date calculated for the remainder of the period of the Employment Agreement plus his annual target bonus in effect on the termination date calculated for the remainder of the period of the Employment Agreement or (2) one times his base salary in effect on the termination date plus one times his annual target bonus in effect on the termination date. He would also be entitled to payment of a prorated bonus for the fiscal year in which the termination occurs and to payment by the Company of the cost of his COBRA premiums for continued health coverage for him and his eligible dependents for up to 12 months following the termination date. Mr. Desai's right to receive the severance benefits described above is subject to his execution of a general release of claims in favor of the Company as well as his compliance with certain non-solicitation and other restrictive covenants set forth in the Employment Agreement. Under the terms of the Employment Agreement, Mr. Desai cannot receive severance payments under both the Employment Agreement and his Change in Control Severance Agreement. In the event that Mr. Desai's termination qualifies for severance benefits under both agreements, Mr. Desai will receive only the severance payment detailed in the Change in Control Severance Agreement, as described above.

The following chart presents the Company's estimate of the amount of the severance benefits to which Mr. Desai would be entitled under the Employment Agreement if his employment terminated under the circumstances described above, and assuming for purposes of this illustration that the termination of employment occurred on April 3, 2011.

Name	Cash Severance ($)(1)	Continuation of Health Benefits ($)	Total ($)
H.K. Desai	2,792,582	16,605	2,809,187

(1) The cash severance is calculated by multiplying Mr. Desai's base salary and annual target bonus in effect on April 3, 2011 by the remaining term of the Employment Agreement. Mr. Desai would have been entitled to the full amount of his bonus for the 2011 fiscal year if he were employed by us through April 3, 2011, so the pro-rata bonus provisions described above would not apply.

PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pay that reflects performance and alignment of pay with the long-term interests of our stockholders are key principles that underlie our compensation program. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), stockholders have the opportunity to vote, on an advisory basis, on the compensation of our named executive officers. This is often referred to as a "say on pay," and provides you, as a stockholder, with the ability to cast an advisory vote with respect to our fiscal year 2011 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in this proxy statement through the following resolution:

> "RESOLVED, that the stockholders approve the compensation of the named executive officers, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this proxy statement."

As an advisory vote, this proposal is not binding upon the Company, the Board of Directors or the Compensation Committee, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Board of Directors or the Compensation Committee. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders by means of their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL NO. 2 REGARDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL NO. 3

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also provides stockholders with the opportunity to indicate, on an advisory basis, their preference as to the frequency of future advisory votes on the Company's executive compensation program. For this proposal, stockholders can indicate whether they would prefer that we hold future advisory votes on executive compensation every one, two or three years.

The Company believes that advisory votes on the Company's executive compensation program should be conducted every year so that stockholders may annually express their views on the Company's executive compensation program. The Compensation Committee, which administers the Company's executive compensation program, values the opinions expressed by stockholders in these advisory votes and will consider the outcome of these votes in making its decisions on executive compensation.

This proposal is advisory only and will not be binding on the Company, the Board of Directors or the Compensation Committee. Although non-binding, the Board of Directors and the Compensation Committee will carefully review the voting results. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to the Company's executive compensation program.

In voting on this proposal, stockholders will be able to indicate their preference regarding the frequency of future advisory votes on executive compensation by specifying a choice of 1 year, 2 years or 3 years. Stockholders that do not have a preference regarding the frequency of future advisory votes on executive compensation should abstain from voting on the proposal. Stockholders will not be voting to approve or disapprove the recommendation of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "1 YEAR" ON PROPOSAL NO. 3 REGARDING AN ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed KPMG LLP to serve as our independent auditors for fiscal year 2012. KPMG LLP has served as our independent auditors since our inception. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

This matter is not required to be submitted for stockholder approval, but the Board of Directors, as a matter of good corporate practice, has elected to seek ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2012 by seeking the affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL NO. 4, THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2012.

If the appointment is not ratified, the Audit Committee will consider whether it should select other independent auditors.

PRINCIPAL ACCOUNTANTS' FEES

In connection with the audit of the financial statements for the fiscal year ended April 3, 2011, QLogic entered into an engagement letter with KPMG LLP which set forth the terms by which KPMG would perform audit services for us. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages.

For the fiscal years ended April 3, 2011 and March 28, 2010, we incurred fees for services rendered by KPMG LLP in the following amounts:

	Fiscal Year 2011	Fiscal Year 2010
Audit Fees	$1,289,000	$1,401,000
Audit-Related Fees	—	—
Tax Fees	152,000	91,000
All Other Fees	—	—

Tax Fees in fiscal years 2011 and 2010 consist of tax compliance and consulting, including international tax advice.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent auditors. The policy provides that KPMG LLP is required to seek pre-approval by the Audit Committee (or a designated member of the committee) of all tax and other non-audit related services by providing a description of the services to be performed and specific fee estimates for each such service. In fiscal year 2011, all fees of KPMG LLP were pre-approved by the Audit Committee.

The Audit Committee has concluded that the performance by KPMG LLP of the above non-audit services is compatible with maintaining the independence of KPMG LLP.

AUDIT COMMITTEE REPORT

Management has primary responsibility for the Company's financial statements and financial reporting process, including the Company's system of internal accounting controls. The independent auditors are responsible

for auditing the Company's financial statements. The Audit Committee oversees the Company's financial reporting processes and systems of internal accounting controls, the independence and performance of the independent auditors and the performance of the internal auditors.

The Audit Committee has reviewed the Company's audited consolidated financial statements and discussed such statements with management and the independent auditors. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent auditors their evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the independent auditors in accordance with standards of the Public Company Accounting Oversight Board.

The Audit Committee also received from the independent auditors written disclosures as provided for in the requirements of the Public Company Accounting Oversight Board describing any relationships with the Company that may bear on the auditors' independence and has discussed with the independent auditors their independence from the Company and its management. When evaluating independence, the Audit Committee considered whether the services of the independent auditors to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements were compatible with maintaining its independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent auditors for audit and non-audit services.

Based on the review and discussions noted above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended April 3, 2011, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market, and Messrs. Iyer, Mercer and Wells are "audit committee financial experts" as defined by rules adopted by the Securities and Exchange Commission.

The Audit Committee

Balakrishnan S. Iyer, Chair
Kathryn B. Lewis
D. Scott Mercer
George D. Wells

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

RELATED PERSON TRANSACTIONS AND PROCEDURES

Pursuant to its written charter, the Audit Committee of the Board has the responsibility to review and discuss with management and approve any transactions or courses of dealing with related parties, which includes any transaction in which (i) the amount exceeds $120,000, (ii) the Company is, was or is proposed to be a participant and (iii) such person or such person's immediate family members has, had or may have a direct or indirect material interest (a "Related Person Transaction"). During this process, Related Person Transactions are disclosed to all Board members. The Audit Committee intends to approve only those Related Person Transactions that are in the best interests of the Company and our stockholders. During fiscal year 2011, there were no transactions or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest as defined by SEC rules and regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10% of our common stock to file various reports with the SEC concerning their ownership and changes in ownership of our securities. Copies of these filings must be furnished to us. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during our fiscal year 2011, our directors, executive officers and 10% beneficial owners have complied with all Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans:

- QLogic Corporation 2005 Performance Incentive Plan
- QLogic Corporation 1998 Employee Stock Purchase Plan
- QLogic Corporation Stock Awards Plan
- QLogic Corporation Non-Employee Director Stock Option Plan

Each of the plans identified above was approved by our stockholders. Although there are outstanding equity-based awards under the QLogic Corporation Stock Awards Plan and the QLogic Corporation Non-Employee Director Stock Option Plan, we are no longer authorized to issue new equity-based awards under either of these plans.

The following table sets forth the number of shares of our common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of April 3, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as of April 3, 2011	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as of April 3, 2011 (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	24,127,075(1)	$18.51(2)	13,516,959(3)
Equity compensation plans not approved by security holders	—	—	—
Total	24,127,075	$18.51	13,516,959

(1) Of these shares, 21,855,997 were subject to outstanding stock options and 2,271,078 were subject to outstanding awards of restricted stock units. This number does not include options outstanding under the 1998 Employee Stock Purchase Plan, as amended (the "ESPP") for the offering period in progress on April 3, 2011 as the number of shares subject to those options is indeterminable until the end of the offering period. This number also does not include outstanding options to purchase an aggregate of 18 shares, at a weighted-average exercise price of $3.21, granted under plans assumed by the Company in connection with certain acquisition transactions. No additional awards may be granted under these assumed plans.

(2) This calculation does not reflect options outstanding under the ESPP for the offering period in progress on April 3, 2011 as the exercise price of those options is not determinable until the end of the offering period and does not reflect the then-outstanding restricted stock units.

(3) Of these shares, 11,870,594 were available for additional award grants under the 2005 Plan and 1,646,365 were available for additional purchases under the ESPP. The shares available for awards under the 2005 Plan are, subject to certain other limits of the 2005 Plan, generally available for any type of award authorized under the

2005 Plan including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards, performance unit awards and other stock-based awards.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for action at our 2012 Annual Meeting and include it in our Proxy Statement with respect to that meeting should arrange for the proposal to be delivered to us at our principal place of business no later than March 23, 2012, which is 120 calendar days prior to the anniversary of the mailing date of this year's Proxy Statement, in order to be considered for possible inclusion in the Proxy Statement for that meeting. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our Proxy Statement for our 2012 Annual Meeting is instead a reasonable time before we begin to print and mail the proxy materials for that meeting. Matters pertaining to such proposals, including the number and length, eligibility of persons entitled to have such proposals included, and other aspects, are regulated by the Securities Exchange Act of 1934, as amended, rules and regulations of the SEC, other laws and regulations, and our Bylaws, to which interested persons should refer. You may obtain a complete copy of our Bylaws without charge by submitting a written request to our Secretary at our principal executive office. Stockholders wishing to submit for consideration a possible board candidate should follow the procedures set forth under "Board of Directors — Committees — *The Nominating and Governance Committee*."

If a stockholder wishes to present a proposal at our 2012 Annual Meeting and the proposal is not intended to be included in the Proxy Statement relating to such meeting, we must receive a written notice of the proposal no earlier than April 27, 2012 and no later than May 27, 2012 (provided, however, that if the 2012 Annual Meeting is held earlier than July 26, 2012 or later than November 3, 2012, notice by the stockholder must be delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company) (the "Bylaw Deadline"). The written notice must contain the additional information required by our Bylaws. If you give notice of such a proposal after the Bylaw Deadline, you may not be permitted to present the proposal to the stockholders for a vote at the meeting.

Rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our Proxy Statement with respect to discretionary voting, which is June 6, 2012 for our 2012 Annual Meeting (the "Discretionary Vote Deadline"). If you give notice of such a proposal after June 6, 2012, the proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2012 Annual Meeting. Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for our 2012 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at our 2012 Annual Meeting, and we believe that the proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the Proxy Statement relating to such meeting.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report on Form 10-K for the fiscal year ended April 3, 2011, including our audited consolidated financial statements and financial statement schedule, was mailed to our stockholders with this Proxy Statement. Upon request, we will provide you with an additional copy of our Annual Report on Form 10-K for fiscal year 2011 or this Proxy Statement. You should send your written requests to our Secretary, at QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended April 3, 2011 are also available at the Company's website at *http://ir.qlogic.com* and from the SEC website at *http://www.sec.gov*.

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single Proxy Statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that the broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, or if you are receiving multiple copies of the Proxy Statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company's agent, Broadridge, if you hold registered shares. You can notify Broadridge by sending a written request to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge at (800) 542-1061.

OTHER MATTERS

We have not received notice of and do not expect any matters to be presented for a vote at the meeting, other than the proposals described in this Proxy Statement. If you grant a proxy, the person(s) named as proxy holder, or their nominee or substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason, any of our nominees for director are not available, the proxy holder will vote your proxy for such other candidate or candidates nominated by the Board of Directors.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 21, 2011

STOCKHOLDERS ARE URGED TO VOTE BY INTERNET, BY TELEPHONE OR BY SIGNING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

Annual Report on Form 10-K for the Fiscal Year Ended April 3, 2011

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 3, 2011

Commission File No. 0-23298

QLogic Corporation

(Exact name of registrant as specified in its charter)

Delaware	**33-0537669**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
26650 Aliso Viejo Parkway Aliso Viejo, California	**92656**
(Address of principal executive offices)	*(Zip Code)*

(949) 389-6000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant on September 24, 2010 was $1,798,435,000 (based on the closing price for shares of the Registrant's common stock as reported by the NASDAQ Global Select Market on such date).

As of May 18, 2011, 104,766,000 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the Registrant's 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated.

PART I

Item 1. *Business*

Introduction

QLogic Corporation was organized as a Delaware corporation in 1992. Our principal executive offices are located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, and our telephone number at that location is (949) 389-6000. Our Internet address is www.qlogic.com. The Company's Annual Reports, on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendment to these reports, that we file with or furnish to the Securities and Exchange Commission (SEC) are available free of charge on our website as soon as reasonably practicable after those reports are electronically filed with the SEC.

Unless the context indicates otherwise, "we," "our," "us," "QLogic" and the "Company" each refer to QLogic Corporation and its subsidiaries.

All references to years refer to our fiscal years ended April 3, 2011, March 28, 2010 and March 29, 2009, as applicable, unless calendar years are specified.

Our Networking Products

We design and supply high performance network infrastructure connectivity products that provide, enhance and manage computer data communication. These products facilitate the rapid transfer of data and enable efficient resource sharing between servers and storage devices. Our products are used in enterprise data centers, cloud computing and other environments dependent on high performance, reliable networking.

Our products are used in connection with three distinct types of networks: Storage Networks, High Performance Computing, or HPC, Networks, and Converged Networks. Storage Networks are used to provide critical data across enterprise environments and primarily use Fibre Channel technology. HPC Networks facilitate advanced parallel processing over multiple servers and typically are used for applications where very large amounts of data must be processed quickly and efficiently. The HPC Network products that we sell are based on InfiniBand® technology. Converged Networks are designed to address the evolving data center by consolidating and unifying various classes of connectivity and networks, such as storage area networks and local area networks, using Ethernet speeds of 10Gb and greater. For example, Fibre Channel over Ethernet, or FCoE, uses one common Ethernet network for both Fibre Channel storage and Ethernet data transmission, thus combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet networks used by most local area networks.

Our products are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. Our customers rely on our various networking infrastructure products to deliver solutions to information technology professionals in virtually every business sector. Our products are found primarily in server, workstation and storage subsystem solutions that are used by small, medium and large enterprises with critical business data requirements. The business applications that drive requirements for our networking infrastructure products include:

- General business information technology requirements;
- Cloud computing, data warehousing, data mining and online transaction processing;
- Media-rich environments such as film and video, broadcast, medical imaging, computer-aided design, or CAD, and computer-aided manufacturing, or CAM;
- Server clustering, high-speed backup and data replication; and
- Research and scientific applications.

Our products primarily consist of adapters, switches, storage routers and application-specific integrated circuits, or ASICs. Adapters physically reside in a server and provide for connectivity from the server to storage, HPC and converged networks. Switches and storage routers manage the transmission and routing of data from servers to storage devices, servers to servers, or storage devices to storage devices. The ASICs that we sell are protocol controller chips that are embedded within a server, a storage device or a switch device.

We classify our products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist of Fibre Channel and Internet Small Computer Systems Interface, or iSCSI, host bus adapters; InfiniBand host channel adapters; and converged network adapters, which consist of adapters based on 10Gb Ethernet connectivity. Network Products consist of Fibre Channel switches, including stackable edge switches, bladed switches, virtualized pass-through modules, and high-port count modular-chassis switches; InfiniBand switches, including high-end multi-protocol directors, edge and bladed switches; Enhanced Ethernet pass-through modules; and storage routers for bridging Fibre Channel, FCoE and iSCSI networks, and migrating data between storage devices. Silicon Products consist of Fibre Channel controllers, iSCSI controllers, converged network controllers and Ethernet controllers.

Host Products accounted for 72% of our net revenues for fiscal 2011 and 2010 and 70% of our net revenues for 2009. Network Products accounted for 18% of our net revenues for fiscal 2011, 2010 and 2009.

Storage Networking

Our ability to address the market for Storage Networks stems from our broad product line based on Fibre Channel and iSCSI technologies. Fibre Channel is currently the dominant technology for enterprise storage networking, while iSCSI is a lower cost alternative primarily used by small and medium sized businesses.

We provide Fibre Channel and iSCSI adapters for servers as well as mezzanine adapters for bladed servers, which connect host computer servers to storage networks. We also provide a broad line of Fibre Channel switches, including stackable edge switches, bladed switches, virtual pass-through modules, and high-port count modular-chassis switches. Stackable switches use dedicated high-speed stacking ports as inter-switch links, or ISLs, allowing for simplified future expansion and scalability, reduction in necessary device ports, lower upfront and future expenses, and reduced management costs and complexities.

In addition, we provide intelligent storage routers for bridging Fibre Channel, FCoE and iSCSI networks. Our intelligent storage routers provide a cost-effective way for iSCSI-based servers to access storage devices already deployed on a Fibre Channel storage network, and also provide the capability to migrate data from one storage device to another.

HPC Networking

Our High Performance Computing Networking products are based on InfiniBand technology. InfiniBand is an industry-standard specification used to connect servers, storage devices and embedded systems, and is used primarily within high performance computing environments where its capability to quickly and efficiently process data-intense calculations is crucial. Our ability to successfully address the requirements of server vendors targeting high performance computing environments is enhanced by our experience and success addressing the server-to-storage connectivity demands of these same customers. These products provide high performance solutions for cluster and grid computing networks. We offer a comprehensive, end-to-end portfolio of InfiniBand networking products for HPC Networking including quad data rate, or QDR, host channel adapters, QDR multi-protocol directors, edge switches and bladed switches, as well as software tools to install, operate and maintain high performance networks.

Our QDR InfiniBand switches range from fixed configuration to fully configurable, modular director class switches. The modularly designed QLogic directors can scale from as few as 18 ports to the maximum of 864 ports, giving customers the flexibility they demand.

Converged Networking

Our Enhanced Ethernet based portfolio included in our Converged Networking host products consists of converged network adapters, or CNAs, and Intelligent Ethernet adapters, or IEAs. CNAs are a new class of host networking products that support the emerging FCoE technology. FCoE is a converged networking technology that provides a unified storage and data network over Enhanced Ethernet, while preserving the investment in existing Fibre Channel infrastructure and storage. Our CNAs enable true network convergence by combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet networks and leverage our core technology and

expertise, including our mature Fibre Channel driver stack. Based on QLogic's advanced Network Plus Architecture, our CNAs are designed for next-generation, virtualized and unified data centers with powerful multi-processor, multi-core servers and are available in multiple adapter form factors, including standard and mezzanine cards. We also provide controllers for bladed switches and pass-through modules based on FCoE technology. Although we are shipping FCoE products, as with most emerging technologies, it is expected that the market for FCoE will take a number of years to fully develop and mature. Our IEAs are designed for a variety of applications such as virtualization, cluster computing, internet protocol content delivery systems, grid computing, database clustering, network attached storage, and storage and backup servers.

Business Combination

In April 2009, we acquired NetXen, Inc. (NetXen) in a merger transaction. Cash consideration was $17.6 million for all outstanding NetXen capital stock. NetXen developed, marketed and sold Ethernet adapter and controller products targeted at the enterprise server market. The acquisition expanded our product portfolio to include Ethernet networking products that were complementary to our existing products. The acquisition also expanded our expertise to better address a wider range of emerging customer requirements for converged and 10Gb Ethernet products.

Customers

Our products are incorporated in solutions from a number of storage system and computer system OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Oracle Corporation and many others. A small number of these customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 85%, 86% and 84% of net revenues during fiscal 2011, 2010 and 2009, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues is as follows:

	2011	2010	2009
Hewlett-Packard	25%	24%	21%
IBM	19%	20%	18%
Dell	11%	*	*
Sun Microsystems (acquired by Oracle in fiscal 2010)	*	*	11%

* Less than 10% of net revenues.

We believe that our relationships with our customers are good. However, we believe our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Additionally, customers' economic and market conditions frequently change. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Some of our OEM customers experience seasonality and uneven sales patterns in their businesses. As a result, we experience similar seasonality and uneven sales patterns. The seasonality is primarily due to the closing of a disproportionate percentage of sales transactions in the last month, weeks and days of each quarter and spikes in sales during the fourth quarter of each calendar year. Although we do not consider our business to be highly seasonal, we believe that seasonality has and may impact our business. To the extent that we experience seasonality in our business, it would most likely have a negative impact on the sequential growth rate of our net revenues during the fourth quarter of our fiscal year.

International revenues accounted for 56%, 54% and 52% of our net revenues for fiscal 2011, 2010 and 2009, respectively. For additional information on our international sales and operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report. For a discussion of risks related to our foreign operations, see Risk Factors, included in Part I, Item 1A of this report.

Sales and Marketing

Our products are marketed and sold primarily to OEMs by our internal sales team supported by field sales and systems engineering personnel. In addition, we sell our products through a network of regional and international distributors.

In domestic and in certain international markets, we maintain both a sales force to serve our OEM customers and distributors that are focused on medium-sized and emerging accounts. We maintain a focused business development and outbound marketing organization to assist, train and equip the sales organizations of our OEM customers and their respective reseller organizations and partners. We maintain sales offices in the United States and various international locations. For information regarding revenue by geographic area, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We work with our storage system and computer system OEM customers during their design cycles. We support these customers with pre-sales system design support and services, as well as training classes and seminars conducted both in the field and from our worldwide offices.

Our sales efforts are focused on establishing and developing long-term relationships with our OEM customers. The sales cycle typically begins with the identification of an OEM's requirement that could be potentially fulfilled with an existing QLogic product or a product based on a new technology. The cycle continues with technical and sales collaboration with the OEM and, if successful, leads to one of our product designs being selected as a component in a potential customer's storage system or computer system. We then work closely with the customer to integrate our products with the customer's current and next generation products or platforms. This cycle, from opportunity identification to initial production shipment, typically ranges from six to twenty-four months.

In addition to sales and marketing efforts, we actively participate with industry organizations relating to the development and acceptance of industry standards. We collaborate with peer companies through open standards bodies, cooperative testing and certifications. To ensure and promote multi-vendor interoperation, we maintain interoperability certification programs and testing laboratories.

Engineering and Development

Our industry is subject to rapid and regular technological change. Our ability to compete depends upon our ability to continually design, develop and introduce new products that take advantage of market opportunities and address emerging standards. Our strategy is to leverage our substantial base of architectural and systems expertise to address a broad range of storage and server networking solutions.

We are engaged in the design and development of ASICs, adapters and switches based on one or more of Fibre Channel, iSCSI, FCoE and Ethernet technologies. We also design and develop ASICs, adapters and switches based on InfiniBand technology for HPC environments; and storage routers for bridging Fibre Channel, FCoE and iSCSI networks, and migrating data between storage devices.

We continue to invest in engineering and development to expand our capabilities to address the emerging technologies in the rapid evolution of storage, HPC and converged networks. During fiscal 2011, 2010 and 2009, we incurred engineering and development expenses of $137.7 million, $136.8 million and $133.3 million, respectively.

Backlog

A substantial portion of our sales with OEM customers are transacted through hub arrangements whereby our products are purchased on a just-in-time basis and fulfilled from warehouse facilities, or hubs, in proximity to the facilities of our customers or their contract manufacturers. Our sales are made primarily pursuant to purchase orders, including blanket purchase orders for hub arrangements. Because of the hub arrangements with our customers and industry practice that allows customers to cancel or change orders with limited advance notice, we believe that backlog at any particular date is not a reliable indicator of our future revenue levels and is not material to understanding our business.

Competition

The markets for networking infrastructure components are highly competitive and characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. We believe the principal competitive factors in our industry include:

- time-to-market;
- features and functionality;
- product quality, reliability and performance;
- price;
- new product innovation;
- customer relationships;
- design capabilities;
- customer service and technical support; and
- interoperability of components in storage, HPC and converged networks.

While we expect competition to continue to increase and evolve, we believe that we compete effectively with respect to each of these factors.

Due to the diversity of products required in storage, HPC and converged networking infrastructure, we compete with many companies. In the traditional enterprise storage Fibre Channel adapter market, our primary competitor is Emulex Corporation, with Brocade Communications Systems, Inc. also participating. In the iSCSI adapter market, our primary competitor is Broadcom Corporation and we also compete indirectly with companies offering software initiator solutions. In the 10Gb Ethernet adapter market, which includes converged networking products, we compete with Emulex Corporation, Brocade Communications Systems, Inc., Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. In the InfiniBand adapter and switch markets, we compete primarily with Mellanox Technologies, Ltd.

Manufacturing

We use outside suppliers and foundries to manufacture our products. This approach allows us to avoid the high costs of owning, operating, maintaining and upgrading wafer fabrication and assembly facilities. As a result, we focus our resources on product design and development, quality assurance, sales and marketing, and supply chain management. Prior to the sale of our products, final tests are performed to ensure quality. Product test, customer-specific configuration and product localization are completed by third-party service providers or by us. We also provide fabrication process reliability tests and conduct failure analysis to confirm the integrity of our quality assurance procedures.

Our semiconductors are currently manufactured by a number of foundries. Most of the ASICs used in our products are manufactured using 180, 130, 90 or 65 nanometer process technology. In addition, we continually evaluate smaller geometries. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

We depend on foundries to allocate a portion of their capacity sufficient to meet our needs and to produce products of acceptable quality and with satisfactory manufacturing yields in a timely manner. These foundries fabricate products for other companies and, in certain cases, manufacture products of their own design. We do not have long-term supply agreements with any of these foundries; we purchase both wafers and finished chips on a purchase order basis. Therefore, the foundries generally are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We

work with our existing foundries, and may qualify new foundries, as needed, to obtain additional manufacturing capacity. However, there can be no assurance that we will be able to maintain our current foundry relationships or obtain additional capacity.

We currently purchase our semiconductor products from foundries either in finished or wafer form. We use subcontractors to assemble our semiconductor products purchased in wafer form. In the assembly process for our semiconductor products, the silicon wafers are separated into individual die, which are then assembled into packages and tested.

For our adapter, switch and other products, we use third-party contract manufacturers for material procurement, assembly, test and inspection in a turnkey model, prior to shipment to our customers. These contract manufacturers are located outside the United States. To the extent that we rely on these contract manufacturers, we are not able to directly control product delivery schedules and quality assurance. The loss of one of our major contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. While we believe that our relationships with our contract manufacturers are good, if we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component part shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenue and potential harm to our competitive position and relationships with customers.

Certain key components used in the manufacture of our products are purchased from single or limited sources. ASICs are purchased from single sources and other key components such as microprocessors, logic chips, power supplies and programmable logic devices are purchased from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever their relationship with us, we may be unable to produce certain of our products until alternative suppliers are identified and qualified.

Many of the component parts used in our adapter, switch and other products are standard off-the-shelf items, which are, or can be, obtained from more than one source. We select suppliers on the basis of technology, manufacturing capacity, financial viability, quality and cost. Our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, geopolitical instability, unavailability of or delays in obtaining access to certain product technologies, and the absence of complete control over delivery schedules, manufacturing yields and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property

While we have a number of patents issued and additional patent applications pending in the United States, Canada, Europe and Asia, we rely primarily on our trade secrets, trademarks, copyrights and contractual provisions to protect our intellectual property. We attempt to protect our proprietary information through confidentiality agreements and contractual provisions with our customers, suppliers, employees and consultants, and through other security measures. However, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all.

Our ability to compete may be affected by our ability to protect our intellectual property. We protect our rights vigorously, however there can be no assurance that these measures will be successful.

We have in the past received notices of claimed infringement of intellectual property rights and been involved in intellectual property litigation. There can be no assurance that third parties will not assert additional claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In the event of a patent or other intellectual property dispute, we may be required to expend significant resources to defend such claims, develop non-infringing technology or to obtain licenses to the technology that is the subject of the claim. There can be no assurance that we would be successful in such development or that any such license would be available on commercially reasonable terms, if at

all. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to us, and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

Some of our products are designed to include software or other intellectual property licensed from third parties. None of these licenses relate to core QLogic-developed technology, are material to our business, or require payment of amounts that are material.

Environment

Our operations are subject to regulation under various federal, state, local and foreign laws concerning the environment, including laws addressing the discharge of pollutants into the environment, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party damage or personal injury claims, if we violate or become liable under environmental laws.

Most of our products are also subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products. For example, the European Union adopted the Waste Electrical and Electronic Equipment, or WEEE, Directive, pursuant to which European Union countries have enacted legislation making producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. These and similar laws adopted in other countries could impose a significant cost of doing business in those countries.

Environmental costs are presently not material to our results of operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Working Capital

Our working capital was $437.3 million as of April 3, 2011, which includes $384.1 million of cash, cash equivalents and investment securities. For additional information, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, included in Part II, Item 7 of this report.

Employees

We had 1,147 employees as of May 18, 2011. We believe our future prospects will depend, in part, on our ability to continue to attract, train, motivate, retain and manage skilled engineering, sales, marketing and executive personnel. Our employees are not represented by a labor union. We believe that our relations with our employees are good.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results of operations to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise publicly disclosed by the Company.

Our operating results may be adversely affected by unfavorable economic conditions.

The United States and other countries around the world have experienced, and may continue to experience, economic weakness and uncertainty. Economic uncertainty has adversely affected, and in the future may adversely affect, information technology, or IT, spending rates. Reductions in IT spending rates could result in reduced sales

volumes, lower prices for our products, longer sales cycles, increased inventory provisions and increased production costs, which could negatively impact our results of operations.

As a result of worldwide economic uncertainty, it is extremely difficult for us and our customers to forecast future revenue levels based on historical information and trends. Portions of our expenses are fixed and others are tied to expected levels of revenue. To the extent that we do not achieve our anticipated level of revenue, our operating results could be adversely affected until such expenses are reduced to an appropriate level. We may not be able to identify and implement appropriate cost savings in a timely manner.

Our operating results may fluctuate in future periods, which could cause our stock price to decline.

We have experienced, and expect to experience in future periods, fluctuations in sales and operating results from quarter to quarter. In addition, there can be no assurance that we will maintain our current gross margins or profitability in the future. A significant portion of our net revenues in each fiscal quarter results from orders booked in that quarter. Orders placed by major customers are typically based on their forecasted sales and inventory levels for our products.

Fluctuations in our quarterly operating results may also be the result of:

- the timing, size and mix of orders from customers;
- gain or loss of significant customers;
- industry consolidation among both our competitors and our customers;
- customer policies pertaining to desired inventory levels of our products;
- sales discounts and customer incentives;
- the availability and sale of new products;
- changes in our average selling prices;
- variations in manufacturing capacities, efficiencies and costs;
- the availability and cost of components, including silicon chips;
- variations in product development costs, especially related to advanced technologies;
- variations in operating expenses;
- changes in effective income tax rates, including those resulting from changes in tax laws;
- our ability to timely produce products that comply with new environmental restrictions or related requirements of our original equipment manufacturer, or OEM, customers;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances), liabilities and other items reflected in our consolidated financial statements;
- the timing of revenue recognition and revenue deferrals;
- gains or losses related to our investment securities; or
- changes in accounting rules or our accounting policies.

In addition, our quarterly results of operations are influenced by competitive factors, including the pricing and availability of our products and our competitors' products. Furthermore, communications regarding new products and technologies could cause our customers to defer or cancel purchases of our products. Order deferrals by our customers, delays in our introduction of new products, and longer than anticipated design-in cycles for our products have in the past adversely affected our quarterly results of operations. Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter or quarters our operating results will be below the

expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

We expect gross margin to vary over time and our recent level of gross margin may not be sustainable.

Our recent level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

- changes in product mix;
- transitions to products based on emerging technologies, such as 10Gb Ethernet, which may have lower gross margins;
- changes in manufacturing volumes over which fixed costs are absorbed;
- increased price competition;
- introduction of new products by us or our competitors, including products with advantages in price, performance or features;
- our inability to reduce manufacturing-related or component costs;
- entry into new markets or the acquisition of new businesses;
- amortization and impairments of purchased intangible assets;
- sales discounts and customer incentives;
- increases in material, labor or overhead costs;
- excess inventory and inventory holding charges;
- changes in distribution channels; and
- increased warranty costs.

Our stock price may be volatile.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual revenues and operating results and the published expectations of public market analysts;
- quarterly fluctuations in our revenues and operating results;
- introduction of new products or changes in product pricing policies by our competitors or us;
- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings or rating upgrades/downgrades of our stock by public market analysts;
- operating results or forecasts of our major customers or competitors;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock.

Our business is dependent, in large part, on the continued growth of the networking markets that we serve and if these markets do not continue to develop, our business will suffer.

Our products are used in storage, high performance computing, or HPC, and converged networks, and therefore our business is dependent on these markets. Our success in generating revenue in these markets will depend on, among other things, our ability to:

- educate potential OEM customers, distributors, resellers, system integrators, storage system providers and end-user organizations about the benefits of our products;
- maintain and enhance our relationships with OEM customers, distributors, resellers, system integrators and storage system providers;
- predict and base our products on standards that ultimately become industry standards; and
- achieve and maintain interoperability between our products and other equipment and components from diverse vendors.

Our financial condition will be materially harmed if we do not maintain and gain market acceptance of our products.

The markets in which we compete involve rapidly changing technology, evolving industry standards and continuing improvements in products and services. Our future success depends, in part, on our ability to:

- enhance our current products and develop and introduce, in a timely manner, new products that keep pace with technological developments and industry standards;
- compete effectively on the basis of price and performance; and
- adequately address OEM and end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products and enter new markets, which will require significant investment. Our competitors may be developing alternative technologies, which may adversely affect the market acceptance of our products. Although we continue to explore and develop products based on new technologies, a substantial portion of our revenues is generated today from Fibre Channel technology. If alternative technologies are adopted by the industry, we may not be able to develop products for these technologies in a timely manner. Further, even if alternative technologies do augment Fibre Channel revenues, our products may not be fully developed in time to be accepted by our customers. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

Some of our products are based on the Fibre Channel over Ethernet, or FCoE, 10Gb Ethernet or InfiniBand technologies. FCoE is a relatively new converged networking technology that provides a unified storage and data network over Enhanced Ethernet, while preserving the investment by end users in their existing Fibre Channel infrastructure and storage. As with most emerging technologies, it is expected that the market for FCoE will take a number of years to fully develop and mature. We expect products based on FCoE to supplement, and perhaps replace, certain products based on Fibre Channel technology. 10Gb Ethernet is a developing technology for use in enterprise data centers. This emerging market includes well-established participants who have significantly more sales and marketing resources to dedicate to developing and penetrating the market than we do. InfiniBand is currently used primarily in high performance computing environments, and may not be adopted at the rate or to the extent that we anticipate, or the market may not materialize at all. An inability to maintain, or build on, our market share in the Fibre Channel, converged, 10Gb Ethernet or InfiniBand markets, or the failure of these markets to expand, could have a material adverse effect on our business or results of operations.

We depend on a small number of customers and any decrease in revenues from any one of our major customers could adversely affect our results of operations and cause our stock price to decline.

A small number of customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues in the foreseeable future. Our top ten customers accounted for 85%, 86% and 84% of net revenues for fiscal 2011, 2010 and 2009,

respectively. Total revenue from our two largest customers, Hewlett-Packard Company and International Business Machines Corporation, accounted for over 40% of net revenues during fiscal 2011 and 2010. We are also subject to credit risk associated with the concentration of our accounts receivable.

Our customers generally order products through written purchase orders instead of long-term supply contracts and, therefore, are generally not obligated to purchase products from us for any extended period. Major customers also have significant leverage over us and may attempt to change the sales terms, including pricing, customer incentives and payment terms, or insist that we undertake or fund significant aspects of the design, qualification and testing that our customers have typically been responsible for, either of which could have a material adverse effect on our business, financial condition or results of operations. As our OEM customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually commit to price reductions for our products before we know how, or if, cost reductions can be achieved. If we are unable to achieve these cost reductions, our gross margins could decline and such a decline could have a material adverse effect on our business, financial condition or results of operations.

The ongoing consolidation in the technology industry could adversely impact our business. There is the potential for some of our customers to merge with or acquire one or more of our other customers. There is also a potential that one of our large customers could acquire one of our current competitors. In either case, demand for our products could decrease as a result of such industry consolidation, which could have a material adverse effect on our business, financial condition or results of operations.

Competition within the markets for products such as ours is intense and includes various established competitors.

The markets for networking infrastructure components are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. Due to the diversity of products required in storage, HPC and converged networking infrastructure, we compete with many companies. In the traditional enterprise storage Fibre Channel adapter market, our primary competitor is Emulex Corporation, with Brocade Communications Systems, Inc. also participating. In the Internet Small Computer Systems Interface, or iSCSI, adapter market, our primary competitor is Broadcom Corporation and we also compete indirectly with companies offering software initiator solutions. In the 10Gb Ethernet adapter market, which includes converged networking products, we compete with Emulex Corporation, Brocade Communications Systems, Inc., Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. In the InfiniBand adapter and switch markets, we compete primarily with Mellanox Technologies, Ltd. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

We need to continue to develop products appropriate to our markets to remain competitive as our competitors continue to introduce products with improved features. While we continue to devote significant resources to engineering and development, these efforts may not be successful or competitive products may not be developed and introduced in a timely manner. In addition, while relatively few competitors offer a full range of storage, HPC and converged networking infrastructure products, additional domestic and foreign manufacturers may increase their presence in these markets either through the development of new products or through industry consolidation. We may not be able to compete successfully against these or other competitors. If we are unable to design, develop or introduce competitive new products on a timely basis, our future operating results may be materially and adversely affected.

Our products are complex and may contain undetected software or hardware errors that could lead to an increase in our costs, reduce our net revenues or damage our reputation.

Our products are complex and may contain undetected software or hardware errors when first introduced or as newer versions are released. We are also exposed to risks associated with latent defects in existing products and to risks that components purchased from third-party subcontractors and incorporated into our products may not meet our specifications or may otherwise fail prematurely. From time to time, we have found errors in existing, new or

enhanced products. In addition, our products are frequently combined with other products, including software, from other vendors, and these products often need to interface with existing networks, each of which have different specifications and utilize multiple protocol standards. As a result, when problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware or software errors could adversely affect the sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

We expect the pricing of our products to continue to decline, which could reduce our revenues, gross margins and profitability.

We expect the average unit prices of our products (on a like-for-like product comparison basis) to decline in the future as a result of competitive pricing pressures, increased sales discounts and customer incentives, new product introductions by us or our competitors, or other factors. If we are unable to offset these factors by increasing sales volumes or reducing product manufacturing costs, our total revenues and gross margins may decline. In addition, we must develop and introduce new products and product enhancements. Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenues. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in revenues. If this occurs, our revenues, gross margins and profitability could decline.

We are dependent on sole source and limited source suppliers for certain key components.

Certain key components used in the manufacture of our products are purchased from single or limited sources. Application-specific integrated circuits, or ASICs, are purchased from single sources and other key components such as microprocessors, logic chips, power supplies and programmable logic devices are purchased from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever its relationship with us, we may be unable to produce certain of our products, which could result in the loss of customers and have a material adverse effect on our results of operations.

We are dependent on worldwide third-party subcontractors and contract manufacturers.

Third-party subcontractors located outside the United States assemble and test certain products for us. To the extent that we rely on third-party subcontractors to perform these functions, we will not be able to directly control product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. If a subcontractor experiences capacity constraints or financial difficulties, suffers damage to their facilities, experiences power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner.

In addition, the loss of any of our major third-party contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. Some customers will not purchase any products, other than a limited number of evaluation units, until they qualify the manufacturing line for the product, and we may not always be able to satisfy the qualification requirements of these customers. If we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenues and potential harm to our competitive position and relationships with customers.

If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

Our future success largely depends on our key engineering, sales, marketing and executive personnel, including highly skilled semiconductor design personnel and software developers, as well as Simon Biddiscombe, our Chief Executive Officer, and H.K. Desai, our Executive Chairman. Our retention of both Mr. Biddiscombe and

Mr. Desai are particularly important to our business. If we lose the services of Mr. Biddiscombe, Mr. Desai or other key personnel, or do not hire or retain other personnel for key positions, our business could be adversely affected.

We believe that the market for key personnel in the industries in which we compete is highly competitive. In particular, periodically we have experienced difficulty in attracting and retaining qualified engineers and other technical personnel and anticipate that competition for such personnel will increase in the future. For example, the market for qualified technical personnel within India has become extremely competitive, resulting in significant wage inflation. Our recent implementation of various cost-saving measures, as well as past reductions in force, could negatively impact employee morale and potentially make attracting and retaining qualified employees more difficult in the future. As a result, we may not be able to attract and retain key personnel with the skills and expertise necessary to develop new products in the future or to manage our business, both in the United States and abroad.

We have historically used stock options and other forms of stock-based compensation as key components of our total employee compensation program in order to align employees' interests with the interests of our stockholders, encourage retention of key personnel, and provide competitive compensation packages. However, applicable stock exchange listing standards relating to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant stock-based awards to employees in the future, which may result in changes in our stock-based compensation strategy. These and other developments relating to the provision of stock-based compensation to employees could make it more difficult to attract, retain and motivate key personnel.

The migration of our customers toward new products could adversely affect our results of operations.

As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize the effects of product inventories that may become excess and obsolete, as well as ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to manage the transition to newer products in the future or to develop and successfully introduce new products and product enhancements could adversely affect our business or results of operations. In addition, our customers are demanding a higher level of customization for new products, which prevents us from fully leveraging our product design work and adds to our new product development costs. When we introduce new products and product enhancements, we face additional risks relating to product transitions, including risks relating to forecasting demand. Any such adverse event or increased costs could have a material adverse effect on our business, financial condition or results of operations.

Historically, the technology industry has developed higher performance ASICs, which create chip-level solutions that replace selected board-level or box-level solutions at a significantly lower average selling price. We have previously offered ASICs to customers for certain applications that have effectively resulted in a lower-priced solution when compared to an adapter solution. This transition to ASICs may also occur with respect to other current and future products. The result of this transition may have an adverse effect on our business, financial condition or results of operations. In the future, a similar adverse effect to our business could occur if there were rapid shifts in customer purchases from our midrange networking infrastructure products to lower-cost products.

Our business is subject to seasonal fluctuations and uneven sales patterns.

A large percentage of our products are sold to customers who experience seasonality and uneven sales patterns in their businesses. As a result, we experience similar seasonality and uneven sales patterns. We believe this uneven sales pattern is a result of many factors including:

- the tendency of our customers to close a disproportionate percentage of their sales transactions in the last month, weeks and days of each quarter;
- spikes in sales during the fourth quarter of each calendar year that some of our customers experience; and
- differences between our quarterly fiscal periods and the fiscal periods of our customers.

In addition, because our customers require us to maintain products at hub locations near their facilities, it is difficult for us to predict sales trends. Our uneven sales pattern also makes it extremely difficult to predict the demand of our customers and adjust manufacturing capacity accordingly. If we predict demand that is substantially

greater than actual customer orders, we will have excess inventory. Alternatively, if customer orders substantially exceed predicted demand, the ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, or at an increased cost, which could have a material adverse effect on quarterly revenues and earnings.

Our distributors may not adequately stock and sell our products and their reseller customers may purchase products from our competitors, which could negatively affect our results of operations.

Our distributors, which account for less than 30% of our net revenues, generally offer a diverse array of products from several different manufacturers and suppliers. Accordingly, we are at risk that these distributors may give higher priority to stocking and selling products from other suppliers, thus reducing their efforts and ability to sell our products. A reduction in sales efforts by our current distributors could materially and adversely impact our business or results of operations. In addition, if we decrease our distributor-incentive programs (i.e., competitive pricing and rebates), our distributors may decrease the amount of product purchased from us. This could result in a change of business behavior, and distributors may decide to decrease the amount of product held and reduce their inventory levels, which could impact availability of our products to their customers.

As a result of these factors regarding our distributors or other unrelated factors, the reseller customers of our distributors could decide to purchase products developed and manufactured by our competitors. Any loss of demand for our products by value-added resellers and system integrators could have a material adverse effect on our business or results of operations.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective income tax rates have been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, or by changes in the valuation of our deferred tax assets and liabilities. Our effective income tax rates are also affected by intercompany transactions for licenses, services, funding and other items. Given the increased global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to estimate earnings within each tax jurisdiction. If actual earnings within a tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by the tax effects of acquisitions, examinations by tax authorities, stock-based compensation, uncertain tax positions and newly enacted tax legislation. For example, proposed changes to certain U.S. tax rules for U.S. corporations doing business outside the United States include limiting the ability of U.S. corporations to deduct certain expenses attributable to offshore earnings, modifying the foreign tax credit rules and accelerating taxes related to certain transfers of intangible assets offshore. Although the scope of the proposed changes is unclear, it is possible that these or other changes in the U.S. tax laws could increase our effective tax rate and adversely affect our profitability. Finally, we are subject to examination of our income tax returns by the United States Internal Revenue Service (IRS) and other tax authorities, which may result in the assessment of additional income taxes. Our federal consolidated income tax returns for fiscal years 2008 and 2009 are currently under examination by the IRS. We regularly assess the likelihood of adverse outcomes resulting from examinations to determine the adequacy of our provisions for income taxes. However, unanticipated outcomes from examinations could have a material adverse effect on our financial condition or results of operations.

Because we have operations in foreign countries and depend on foreign customers and suppliers, we are subject to international economic, currency, regulatory, political and other risks that could harm our business, financial condition and results of operations.

International revenues accounted for 56%, 54% and 52% of our net revenues for fiscal 2011, 2010 and 2009, respectively. We expect that international revenues will continue to account for a significant percentage of our net revenues for the foreseeable future. In addition, we maintain operations in foreign countries and a significant

portion of our inventory purchases are from suppliers that are located outside the United States. As a result, we are subject to several risks, which include:

- a greater difficulty of administering and managing our business globally;
- compliance with multiple, and potentially conflicting, regulatory requirements, such as import or export requirements, tariffs and other barriers;
- less effective intellectual property protections outside of the United States;
- currency fluctuations;
- overlapping or differing tax structures;
- political and economic instability, including terrorism and war; and
- general trade restrictions.

As of April 3, 2011, our international subsidiaries held 67% of our total cash, cash equivalents and investment securities. These holdings by our international subsidiaries consist primarily of debt securities due from U.S. issuers, including the U.S. government and related agencies, and U.S. dollar denominated cash and money market funds. Certain foreign regulations could impact our ability to transfer funds to the United States. Additionally, should we decide to repatriate cash held outside of the United States, we may incur a significant tax obligation.

Our international sales are invoiced in U.S. dollars and, accordingly, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to such foreign customers could result in decreased sales. In addition, a significant portion of our inventory is purchased from international suppliers, who invoice us in U.S. dollars. If the relative value of the U.S. dollar in comparison to the currency of our foreign suppliers should decrease, our suppliers may increase prices, which could result in a decline of our gross margin. Any of the foregoing factors could have a material adverse effect on our business, financial condition or results of operations.

In addition, we and our customers are subject to various import and export regulations of the United States government and other countries. Certain government export regulations apply to the encryption or other features contained in some of our products. Changes in or violations of any such import or export regulations could materially and adversely affect our business, financial condition or results of operations.

Moreover, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business, financial condition or results of operations.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, our principal design facilities and our critical business operations, are located near major earthquake faults. We are not specifically insured for earthquakes or other natural disasters. Any personal injury or damage to the facilities as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, we have operations, suppliers and customers in regions which have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane, volcanic eruption, tsunami or fire, affecting any of these regions could adversely affect our business, results of operations and financial condition.

Specifically, the recent earthquake, tsunami and related events in Japan have caused widespread destruction in a region that includes suppliers of components for many technology companies. Although we do not source any critical components directly from this region, we have carefully evaluated the potential impact of these events on our supply chain and have taken proactive steps to mitigate any potential supply risk exposures. While we will

continue to closely monitor this situation, we currently do not expect to have any disruptions to our supply chain that would adversely impact our results of operations. In addition, our major customers may face shortages of components that could negatively impact their ability to build the servers and data center devices into which our products are integrated. While none of our major customers have advised us of any supply constraints that would materially impact their purchases of our products, we continue to closely monitor their product demand. If the impact on our supply chain or customer demand as a result of this disaster is significantly different than our current expectation, our business, results of operations and financial condition could be adversely affected.

Our proprietary rights may be inadequately protected and difficult to enforce.

In some jurisdictions, we have patent protection on certain aspects of our technology. However, we rely primarily on trade secrets, trademarks, copyrights and contractual provisions to protect our proprietary rights. There can be no assurance that these protections will be adequate to protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. There also can be no assurance that any patents we possess will not be invalidated, circumvented or challenged. We have taken steps in several jurisdictions to enforce our trademarks against third parties. No assurances can be given that we will ultimately be successful in protecting our trademarks. The laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. If we fail to protect our intellectual property rights, our business could be negatively impacted.

Disputes relating to claimed infringement of intellectual property rights may adversely affect our business.

We have in the past received notices of claimed infringement of intellectual property rights and been involved in intellectual property litigation. There can be no assurance that third parties will not assert future claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In addition, individuals and groups are purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and the necessary licenses or similar arrangements may not be available to us on satisfactory terms, or at all. As a result, we could be prevented from manufacturing and selling some of our products. In addition, if we litigate these kinds of claims, the litigation could be expensive, time consuming and could divert management's attention from other matters and there is no guarantee we would prevail. Our business could suffer regardless of the outcome of the litigation. Our supply of silicon chips and other components can also be interrupted by intellectual property infringement claims against our suppliers.

We may engage in mergers, acquisitions and strategic investments and these activities could adversely affect our results of operations and stock price.

Our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies or product lines that are compatible with our existing business. Mergers and acquisitions involve numerous risks, including:

- the failure of markets for the products of acquired companies to develop as expected;
- uncertainties in identifying and pursuing target companies;
- difficulties in assimilating the operations, technologies and products of the acquired companies;
- the existence of unknown defects in acquired companies' products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition;
- the diversion of management's attention from other business concerns;

- risks associated with entering markets or conducting operations with which we have no or limited direct prior experience;
- risks associated with assuming the legal obligations of acquired companies;
- risks related to the effect that acquired companies' internal control processes might have on our financial reporting and management's report on our internal control over financial reporting;
- the potential loss of, or impairment of our relationships with, current customers or failure to retain the acquired companies' customers;
- the potential loss of key employees of acquired companies; and
- the incurrence of significant exit charges if products or technologies acquired in business combinations are unsuccessful.

Further, we may never realize the perceived benefits of a business combination. Acquisitions by us could negatively impact gross margins or dilute stockholders' investment and cause us to incur debt, contingent liabilities and amortization/impairment charges related to intangible assets, all of which could materially and adversely affect our financial position or results of operations. In addition, our effective tax rate for future periods could be negatively impacted by mergers and acquisitions.

We have made, and could make in the future, investments in technology companies, including privately-held companies in a development stage. Many of these private equity investments are inherently risky because the companies' businesses may never develop, and we may incur losses related to these investments. In addition, we may be required to write down the carrying value of these investments to reflect other-than-temporary declines in their value, which could have a material adverse effect on our financial position and results of operations.

Our investment securities portfolio could experience a decline in market value, which could materially and adversely affect our financial results.

As of April 3, 2011, we held short-term investment securities totaling $236.3 million. We invest in debt securities, the majority of which are high investment grade, and we limit the exposure to credit risk through diversification and investment in highly-rated securities. However, investing in highly-rated securities does not entirely mitigate the risk of potential declines in market value. For example, in the past we have recorded impairment charges related to investment securities, including securities issued by companies in the financial services sector that had previously been rated AA or higher. A deterioration in the economy, including tightening of credit markets or significant volatility in interest rates, could cause declines in value of our investment securities or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

Environmental compliance costs could adversely affect our results of operations.

We are subject to various federal, state, local and foreign laws concerning environmental protection, including laws addressing the discharge of pollutants into the environment, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the content of our products and the recycling, treatment and disposal of our products. In particular, we face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the chemical and material composition of our products, their safe use, the energy consumption associated with those products and product take-back legislation (i.e., legislation that makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products). We could incur substantial costs, our products could be restricted from entering certain jurisdictions, and we could face other sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. Our potential exposure includes fines and civil or criminal sanctions, third-party property damage or personal injury claims, and clean up costs. Further, liability under some environmental laws relating to contaminated sites can be imposed retroactively, on a joint and several basis, and without any finding of noncompliance or fault. The amount and

timing of costs under environmental laws are difficult to predict and could have a material adverse effect on our results of operations.

Our business could be materially adversely affected by changes in regulations or standards regarding energy use of our products.

We continually seek ways to increase the energy efficiency of our products. Recent analyses have estimated the amount of global carbon emissions that are due to information technology products. As a result, governmental and non-governmental organizations have turned their attention to development of regulations and standards to drive technological improvements and reduce the amount of carbon emissions. There is a risk that these regulations or standards, once developed, will not fully address the complexity of the technology developed by the IT industry or will favor certain technological approaches that we do not currently utilize. Depending on the regulations or standards that are ultimately adopted, compliance could adversely affect our business, results of operations or financial condition.

We may experience difficulties in transitioning to smaller geometry process technologies.

We expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

If we fail to carefully manage the use of "open source" software in our products, we may be required to license key portions of our products on a royalty-free basis or expose key parts of our source code.

Certain of our software may be derived from "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL), that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distributing that work.

Computer viruses and other forms of tampering with our computer systems or servers may disrupt our operations and adversely affect our business.

Despite our implementation of network security measures and anti-virus defenses, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, results of operations or financial condition.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our principal product development, operations, sales and corporate offices are located in three buildings comprising approximately 165,000 square feet in Aliso Viejo, California. We own each of these buildings. We also lease one building comprising approximately 100,000 square feet in Shakopee, Minnesota, that houses product development and operations teams for many of our Network Products. We lease an operations, sales and fulfillment

facility located in Dublin, Ireland. In addition, we lease facilities in Mountain View and Roseville, California; King of Prussia, Pennsylvania; and Pune and Bangalore, India. We also maintain sales offices at various locations in the United States, Europe and Asia. We believe that our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

Item 3. *Legal Proceedings*

Various lawsuits, claims and proceedings have been or may be instituted against us. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on an evaluation of matters that are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

Item 4. *Removed and Reserved*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Principal Market and Prices

Shares of our common stock are traded and quoted on the NASDAQ Global Select Market under the symbol QLGC. The following table sets forth the range of high and low sales prices per share of our common stock for each quarterly period of the two most recent fiscal years as reported on the NASDAQ Global Select Market.

Fiscal 2011	Sales Prices	
	High	Low
First Quarter	$22.40	$16.29
Second Quarter	19.18	14.30
Third Quarter	18.50	16.17
Fourth Quarter	18.83	16.50

Fiscal 2010	Sales Prices	
	High	Low
First Quarter	$14.76	$10.91
Second Quarter	18.20	11.99
Third Quarter	19.62	16.39
Fourth Quarter	21.28	16.44

Number of Common Stockholders

The number of record holders of our common stock was 475 as of May 18, 2011.

Dividends

We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes, including repurchases of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors deems relevant.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities during fiscal 2011.

Issuer Purchases of Equity Securities

In August 2010, our Board of Directors approved a program (the August 2010 Program) to repurchase up to $200 million of our common stock over a two-year period. Set forth below is information regarding our stock repurchases made during the fourth quarter of fiscal 2011 under this program.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
December 27, 2010 — January 23, 2011	552,100	$17.22	552,100	$140,007,000
January 24, 2011 — February 20, 2011	553,900	$18.05	553,900	$130,011,000
February 21, 2011 — April 3, 2011	680,500	$17.60	680,500	$118,031,000
Total	1,786,500	$17.62	1,786,500	$118,031,000

Prior to the fourth quarter of fiscal 2011, we purchased 3.0 million shares under the August 2010 Program for an aggregate purchase price of $50.5 million.

Stockholder Return Performance

The performance graph below shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

The following graph compares, for the five-year period ended April 3, 2011, the cumulative total stockholder return for our common stock, the Standard & Poor's 500 Index (S&P 500 Index), the Standard & Poor's Midcap 400 Index (S&P Midcap 400 Index) and the NASDAQ Computer Index. Measurement points are the last trading day of each of our fiscal years ended April 2, 2006, April 1, 2007, March 30, 2008, March 29, 2009, March 28, 2010 and April 3, 2011. The graph assumes that $100 was invested on April 2, 2006 in our common stock, the S&P 500 Index, the S&P Midcap 400 Index and the NASDAQ Computer Index and assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS*
AMONG QLOGIC CORPORATION, THE STANDARD & POOR'S 500 INDEX,
THE STANDARD & POOR'S MIDCAP 400 INDEX
AND THE NASDAQ COMPUTER INDEX



	Cumulative Total Return					
	4/2/06	4/1/07	3/30/08	3/29/09	3/28/10	4/3/11
QLogic Corporation	$100.00	$ 87.86	$ 79.22	$60.57	$104.19	$ 93.85
S&P 500 Index	100.00	111.83	106.15	65.72	98.43	113.83
S&P Midcap 400 Index	100.00	108.45	100.89	64.47	105.78	134.29
NASDAQ Computer Index	100.00	105.53	102.17	72.50	122.95	148.19

*$100 invested on 4/2/06 in stock or 3/31/06 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

Item 6. ***Selected Financial Data***

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Fiscal Year Ended				
	April 3, 2011	March 28, 2010(1)	March 29, 2009	March 30, 2008	April 1, 2007(2)
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$597,199	$549,070	$633,862	$597,866	$586,697
Cost of revenues	203,944	196,127	210,075	205,959	191,982
Gross profit	393,255	352,943	423,787	391,907	394,715
Operating expenses:					
Engineering and development	137,654	136,831	133,252	134,668	135,315
Sales and marketing	80,926	77,601	86,959	84,166	86,731
General and administrative	34,148	34,242	32,639	34,049	31,044
Special charges	931	5,163	4,063	5,328	—
Purchased in-process research and development	—	—	—	—	3,710
Total operating expenses	253,659	253,837	256,913	258,211	256,800
Operating income	139,596	99,106	166,874	133,696	137,915
Interest and other income, net	5,187	10,601	2,134	14,024	16,872
Income before income taxes	144,783	109,707	169,008	147,720	154,787
Income taxes	5,693	54,759	60,219	51,510	49,369
Net income	$139,090	$ 54,948	$108,789	$ 96,210	$105,418
Net income per share:					
Basic	$ 1.29	$ 0.47	$ 0.85	$ 0.68	$ 0.66
Diluted	$ 1.27	$ 0.47	$ 0.85	$ 0.67	$ 0.66
Balance Sheet Data					
Cash and cash equivalents and investment securities	$384,076	$375,673	$378,269	$376,409	$543,922
Total assets	757,207	750,737	780,290	810,966	971,359
Total stockholders' equity	601,164	583,339	626,545	665,916	874,531

(1) In fiscal 2010, we completed the acquisition of NetXen, Inc.

(2) In fiscal 2007, we completed the acquisitions of PathScale, Inc. and SilverStorm Technologies, Inc.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our audited consolidated financial statements and related notes. In this discussion and elsewhere in this report, we make forward-looking statements. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, descriptions of our expectations regarding future trends affecting our business and other statements regarding future events or our objectives, goals, strategies, beliefs and underlying assumptions that are other than statements of historical fact. When used in this report, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential,"

"predicts," "should," "will" and similar expressions, or the negative of such expressions, are intended to identify these forward-looking statements. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to those factors set forth and discussed in Part I, Item 1A "Risk Factors" and elsewhere in this report. In light of the significant uncertainties inherent in the forward-looking information included in this report, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. You are cautioned, therefore, not to place undue reliance on these forward-looking statements, which are made only as of the date of this report. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We design and supply high performance network infrastructure connectivity products that provide, enhance and manage computer data communication. These products facilitate the rapid transfer of data and enable efficient resource sharing between servers and storage devices. Our products are used in enterprise data centers, cloud computing and other environments dependent on high performance, reliable networking.

Our products are used in connection with three distinct types of networks: Storage Networks, High Performance Computing, or HPC, Networks, and Converged Networks. Storage Networks are used to provide critical data across enterprise environments and primarily use Fibre Channel technology. HPC Networks facilitate advanced parallel processing over multiple servers and typically are used for applications where very large amounts of data must be processed quickly and efficiently. The HPC Network products that we sell are based on InfiniBand® technology. Converged Networks are designed to address the evolving data center by consolidating and unifying various classes of connectivity and networks, such as storage area networks and local area networks, using Ethernet speeds of 10Gb and greater. For example, Fibre Channel over Ethernet, or FCoE, uses one common Ethernet network for both Fibre Channel storage and Ethernet data transmission, thus combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet networks used by most local area networks.

We classify our products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist of Fibre Channel and Internet Small Computer Systems Interface, or iSCSI, host bus adapters; InfiniBand® host channel adapters; and converged network adapters, which consist of adapters based on 10Gb Ethernet connectivity. Network Products consist of Fibre Channel switches, including stackable edge switches, bladed switches, virtualized pass-through modules, and high-port count modular-chassis switches; InfiniBand switches, including high-end multi-protocol directors, edge and bladed switches; Enhanced Ethernet pass-through modules; and storage routers for bridging Fibre Channel, FCoE and iSCSI networks, and migrating data between storage devices. Silicon Products consist of Fibre Channel controllers, iSCSI controllers, converged network controllers and Ethernet controllers.

Our products are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. Our customers rely on our various networking infrastructure products to deliver solutions to information technology professionals in virtually every business sector. Our products are found primarily in server, workstation and storage subsystem solutions that are used by small, medium and large enterprises with critical business data requirements. These products are incorporated in solutions from a number of storage system and computer system OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Oracle Corporation and many others.

We use a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal year 2011 comprised fifty-three weeks and ended on April 3, 2011. Fiscal years 2010 and 2009 each comprised fifty-two weeks and ended on March 28, 2010 and March 29, 2009, respectively.

Business Combination

In April 2009, we acquired NetXen, Inc. (NetXen) in a merger transaction. Cash consideration was $17.6 million for all outstanding NetXen capital stock. NetXen developed, marketed and sold Ethernet adapter and controller products targeted at the enterprise server market. The acquisition expanded our product portfolio to

include Ethernet networking products that were complementary to our existing products. The acquisition also expanded our expertise to better address a wider range of emerging customer requirements for converged and 10Gb Ethernet products.

Fiscal Year and Fourth Quarter Financial Highlights and Other Information

Net revenues for fiscal 2011 increased to $597.2 million from $549.1 million in fiscal 2010. Net income for fiscal 2011 increased to $139.1 million, or $1.27 per diluted share, from $54.9 million, or $0.47 per diluted share, in fiscal 2010. In addition, we generated $190.6 million in cash from operations and used $189.2 million of cash to purchase our common stock under our stock repurchase program during fiscal 2011.

A summary of the key factors and significant events which impacted our financial performance during the fourth quarter of fiscal 2011 are as follows:

- Net revenues of $152.3 million for the fourth quarter of fiscal 2011 increased 5% from $145.7 million in the fourth quarter of fiscal 2010. Revenues from Host Products of $109.1 million increased by $5.4 million, or 5%, from $103.7 million in the same quarter of fiscal 2010. Revenues from Network Products of $24.3 million increased by $1.7 million, or 8%, from $22.6 million in the same quarter of fiscal 2010.

- Gross profit as a percentage of net revenues increased to 66.6% for the fourth quarter of fiscal 2011, from 65.1% for the fourth quarter of fiscal 2010.

- Operating income as a percentage of net revenues for the fourth quarter of fiscal 2011 increased to 23.6% from 18.8% in the fourth quarter of fiscal 2010.

- Net income of $33.3 million, or $0.31 per diluted share, in the fourth quarter of fiscal 2011 increased from a net loss of $4.8 million, or $0.04 per diluted share, in the fourth quarter of fiscal 2010. Our net loss in the fourth quarter of fiscal 2010 included a $29.7 million tax charge related to our globalization initiative.

- Cash, cash equivalents and investment securities increased to $384.1 million as of April 3, 2011, from $375.7 million as of March 28, 2010.

- Accounts receivable decreased to $70.1 million as of April 3, 2011, from $73.3 million as of March 28, 2010. Days sales outstanding (DSO) in receivables of 45 days as of April 3, 2011 decreased from 46 days as of March 28, 2010.

- Inventories were $26.9 million as of April 3, 2011, compared to $19.4 million as of March 28, 2010. Our annualized inventory turns were 7.0 turns in the fourth quarter of fiscal 2011 compared to 10.5 turns in the fourth quarter of fiscal 2010.

Recent Events in Japan

In March 2011, an earthquake and tsunami occurred off the northeast region of Japan resulting in extensive damage throughout the region. Our operations in Japan consist of a small sales office that was not impacted. Despite the magnitude of this tragedy, we do not believe it had any impact on our results of operations for the fourth quarter of fiscal 2011.

This disaster has caused widespread destruction in a region that includes suppliers of components for many technology companies. Although we do not source any critical components directly from this region, we have carefully evaluated the potential impact of these events on our supply chain and have taken proactive steps to mitigate any potential supply risk exposures. While we will continue to closely monitor this situation, we currently do not expect to have any disruptions to our supply chain that would adversely impact our results of operations.

As a result of this disaster, our major customers may face shortages of components that could negatively impact their ability to build the servers and data center devices into which our products are integrated. While none of our major customers have advised us of any supply constraints that would materially impact their purchases of our products, we continue to closely monitor their product demand.

If the impact on our supply chain or customer demand as a result of this disaster is significantly different than our current expectation, our business, results of operations and financial condition could be adversely affected.

RESULTS OF OPERATIONS

Net Revenues

A summary of our net revenues by product category is as follows:

	2011	2010	2009
	(Dollars in millions)		
Net revenues:			
Host Products	$429.3	$396.5	$440.9
Network Products	106.0	99.5	117.6
Silicon Products	51.0	42.4	61.4
Service and other	10.9	10.7	14.0
Total net revenues	$597.2	$549.1	$633.9
Percentage of net revenues:			
Host Products	72%	72%	70%
Network Products	18	18	18
Silicon Products	8	8	10
Service and other	2	2	2
Total net revenues	100%	100%	100%

Historically, the global marketplace for network infrastructure solutions has expanded in response to the information requirements of enterprise data centers, cloud computing and other environments dependent on high performance, reliable networking. The markets we serve have been characterized by rapid advances in technology and related product performance, which has generally resulted in declining average selling prices over time. In general, our revenues have been favorably affected by increases in units sold as a result of market expansion and the release of new products. The favorable effect on our revenues as a result of increases in volume has been partially offset by the impact of declining average selling prices.

The United States and other countries around the world have experienced, and may continue to experience, economic weakness and uncertainty. Economic uncertainty has adversely affected, and in the future may adversely affect, information technology spending rates. Accordingly, it is extremely difficult for us to forecast future sales levels and historical information may not be indicative of future trends.

Our net revenues are derived primarily from the sale of Host Products, Network Products and Silicon Products. Net revenues increased 9% to $597.2 million for fiscal 2011 from $549.1 million for fiscal 2010. This increase was primarily the result of a $32.8 million, or 8%, increase in revenue from Host Products; a $6.5 million, or 7%, increase in revenue from Network Products; and an $8.6 million, or 20%, increase in revenue from Silicon Products. The increase in revenue from Host Products was primarily due to an increase in the quantity of adapters sold. The increase in revenue from Network Products was primarily due to a 14% increase in the quantity of switches sold, partially offset by a 7% decrease in the average selling prices of these products. The increase in revenue from Silicon Products was due primarily to an increase in the quantity of chips sold. Net revenues for fiscal 2011 included $10.9 million of service and other revenues compared with $10.7 million of service and other revenues for fiscal 2010. We do not expect service and other revenues to be significant to our overall revenues.

Net revenues decreased 13% to $549.1 million for fiscal 2010 from $633.9 million for fiscal 2009. This decrease was primarily the result of a $44.4 million, or 10%, decrease in revenue from Host Products; an $18.1 million, or 15%, decrease in revenue from Network Products; and a $19.0 million, or 31%, decrease in revenue from Silicon Products. The decrease in revenue from Host Products was primarily due to a 5% decrease in the quantity of adapters sold and a 5% decrease in the average selling prices of these products. The decrease in

revenue from Network Products was primarily due to a 6% decrease in the number of switches sold and a 13% decrease in the average selling prices of these products. The decrease in revenue from Silicon Products was due primarily to an 18% decrease in the units of protocol chips sold, an 11% decrease in the average selling prices of these products and a $3.8 million decrease in revenue from management controller chips, as these products reached end-of-life in fiscal 2009. Net revenues for fiscal 2010 included $10.7 million of service and other revenues compared with $14.0 million of service and other revenues for fiscal 2009.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 85%, 86% and 84% of net revenues during fiscal 2011, 2010 and 2009, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues is as follows:

	2011	2010	2009
Hewlett-Packard	25%	24%	21%
IBM	19%	20%	18%
Dell	11%	*	*
Sun Microsystems (acquired by Oracle in fiscal 2010)	*	*	11%

* Less than 10% of net revenues.

We believe our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Net revenues by geographic area are as follows:

	2011	2010	2009
		(In millions)	
United States	$264.3	$250.3	$303.7
Asia-Pacific and Japan	165.8	138.8	139.9
Europe, Middle East and Africa	133.7	127.0	154.5
Rest of world	33.4	33.0	35.8
	$597.2	$549.1	$633.9

Revenues by geographic area are presented based upon the ship-to location of the customer, which is not necessarily indicative of the location of the ultimate end-user of our products. No individual country other than the United States and China represented 10% or more of net revenues for any of the years presented. Net revenues from customers in China were $84.0 million, $72.3 million and $58.5 million for fiscal 2011, 2010 and 2009, respectively.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consists primarily of the cost of purchased products, assembly and test services; costs associated with product procurement, inventory management, logistics and product quality; and the amortization of purchased intangible assets. A summary of our gross profit and related percentage of net revenues is as follows:

	2011	2010	2009
		(Dollars in millions)	
Gross profit	$393.3	$352.9	$423.8
Percentage of net revenues	65.8%	64.3%	66.9%

Gross profit for fiscal 2011 increased $40.4 million, or 11%, from gross profit for fiscal 2010 and increased as a percentage of revenue to 65.8% for fiscal 2011 from 64.3% for the prior year. The increase in gross profit percentage was primarily due to higher volumes to absorb manufacturing costs and a $2.2 million decrease in amortization of purchased intangible assets.

Gross profit for fiscal 2010 decreased $70.9 million, or 17%, from gross profit for fiscal 2009 and decreased as a percentage of revenue to 64.3% for fiscal 2010 from 66.9% for the prior year. The decrease in gross profit percentage was primarily due to lower volumes to absorb manufacturing costs, a change in product mix and a $3.5 million one-time royalty in fiscal 2009, partially offset by a $5.4 million decrease in amortization of purchased intangible assets.

Our ability to maintain our current gross profit percentage can be significantly affected by factors such as manufacturing volumes over which fixed costs are absorbed, sales discounts and customer incentives, component costs, the mix of products shipped, the transition to new products, competitive price pressures, the timeliness of volume shipments of new products, our ability to achieve manufacturing cost reductions, and amortization and impairments of purchased intangible assets. We anticipate that it will be increasingly difficult to reduce manufacturing costs. As a result of these and other factors, it may be difficult to maintain our gross profit percentage consistent with historical periods and it may decline in the future.

Operating Expenses

Our operating expenses are summarized in the following table:

	2011	2010	2009
	(Dollars in millions)		
Operating expenses:			
Engineering and development	$137.7	$136.8	$133.2
Sales and marketing	80.9	77.6	87.0
General and administrative	34.2	34.2	32.6
Special charges	0.9	5.2	4.1
Total operating expenses	$253.7	$253.8	$256.9
Percentage of net revenues:			
Engineering and development	23.0%	24.9%	21.0%
Sales and marketing	13.6	14.1	13.7
General and administrative	5.7	6.2	5.2
Special charges	0.2	1.0	0.6
Total operating expenses	42.5%	46.2%	40.5%

Engineering and Development. Engineering and development expenses consist primarily of compensation and related employee benefit costs, service and material costs, occupancy and equipment costs and related computer support costs. During fiscal 2011, engineering and development expenses increased to $137.7 million from $136.8 million in fiscal 2010. The increase was primarily due to a $6.9 million increase in cash compensation and related employee benefit costs primarily due to an increase in headcount, partially offset by a $3.7 million decrease in outside service costs related to new product development and a $1.8 million decrease in stock-based compensation.

During fiscal 2010, engineering and development expenses increased to $136.8 million from $133.2 million in fiscal 2009. The increase was primarily due to a $3.1 million increase in stock-based compensation, including $0.8 million related to stock-based awards issued to employees that joined QLogic in connection with the acquisition of NetXen.

We believe continued investments in engineering and development activities are critical to achieving future design wins, expansion of our customer base and revenue growth opportunities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related employee benefit costs, sales commissions, promotional activities and travel for sales and marketing personnel. Sales and marketing expenses increased to $80.9 million for fiscal 2011 from $77.6 million for fiscal 2010. The increase in sales and marketing expenses was primarily due to a $3.1 million increase in cash compensation and related employee benefit costs, primarily due to higher headcount and increased commissions, a $0.9 million increase in outside services and a $0.7 million increase in promotional costs, including the costs for certain sales and marketing programs. These increases were partially offset by a $1.9 million decrease in amortization of purchased intangible assets due to an intangible asset becoming fully amortized during fiscal 2010.

Sales and marketing expenses decreased to $77.6 million for fiscal 2010 from $87.0 million for fiscal 2009. The decrease in sales and marketing expenses was due primarily to a $4.6 million decrease in promotional costs, including the costs for certain sales and marketing programs, and a $0.7 million decrease in travel costs, both related to our cost-cutting measures implemented in the second half of fiscal 2009. In addition, cash compensation and related employee benefit costs decreased by $1.3 million, primarily due to decreased commissions as a result of lower revenues; amortization of purchased intangible assets decreased by $1.3 million, due to an intangible asset becoming fully amortized during fiscal 2010; and occupancy and related computer support costs decreased by $1.0 million. These decreases were partially offset by a $1.4 million increase in stock-based compensation expense.

We believe continued investments in our sales and marketing organizational infrastructure and related marketing programs are critical to the success of our strategy of expanding our customer base and enhancing relationships with our existing customers.

General and Administrative. General and administrative expenses consist primarily of compensation and related employee benefit costs for executive, finance, accounting, human resources, legal and information technology personnel. Non-compensation components of general and administrative expenses include accounting, legal and other professional fees, facilities expenses and other corporate expenses. General and administrative expenses were consistent at $34.2 million for fiscal 2011 and 2010.

General and administrative expenses increased to $34.2 million for fiscal 2010 from $32.6 million for fiscal 2009. The increase in general and administrative expenses was due primarily to a $1.9 million increase in stock-based compensation, including $0.6 million related to stock-based awards issued to employees that joined QLogic in connection with the acquisition of NetXen.

Special Charges. During fiscal 2011, we recorded special charges of $0.9 million consisting of exit costs associated with severance benefits for involuntarily terminated employees, primarily related to the consolidation of certain engineering functions.

During fiscal 2010, we recorded special charges totaling $5.2 million related to the consolidation of facilities and workforce reductions. The special charges consisted primarily of $3.1 million of exit costs related to facilities under non-cancelable leases that we ceased using during fiscal 2010 and $1.5 million of exit costs associated with severance benefits for involuntarily-terminated employees.

During fiscal 2009, we implemented a workforce reduction initiative, primarily in response to the macro-economic environment, and recorded special charges totaling $4.1 million. The special charges consisted primarily of $3.9 million of exit costs associated with severance benefits for the involuntarily-terminated employees and costs related to a facility under a non-cancelable lease that we ceased using during fiscal 2009.

As of April 3, 2011, the unpaid exit costs totaled $2.3 million and are expected to be paid over the terms of the related agreements through fiscal 2018.

Interest and Other Income, Net

Components of our interest and other income, net, are as follows:

	2011	2010	2009
		(In millions)	
Interest income	$ 3.6	$ 5.4	$ 11.3
Net gains on investment securities	2.2	5.0	7.1
Impairment of investment securities	—	—	(16.4)
Other	(0.6)	0.2	0.1
	$ 5.2	$10.6	$ 2.1

Interest income is earned on our portfolio of investment securities and cash equivalents. The decrease in interest income for fiscal 2011 from fiscal 2010 and fiscal 2010 from fiscal 2009 was primarily due to a decline in interest rates.

During fiscal 2011, net gains on investment securities were $2.2 million and included $1.8 million of net gains on sales of available-for-sale securities and a $0.3 million gain from distributions of our cost basis investments in a money market fund and an enhanced cash fund.

During fiscal 2010, net gains on investment securities were $5.0 million and included $2.7 million of net gains on sales of available-for-sale securities, a $1.9 million gain from distributions of our investments in a money market fund and an enhanced cash fund and $0.4 million of net gains on trading securities.

We reviewed various factors in determining whether to recognize an impairment charge related to our unrealized losses in available-for-sale securities, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment had been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. Based on this analysis, we determined that a portion of the unrealized losses for our portfolio of available-for-sale securities were other-than-temporary and recorded an impairment charge of $11.3 million during fiscal 2009. In addition, during fiscal 2009, we recorded $5.1 million of impairment charges related to our cost basis investments in a money market fund and an enhanced cash fund.

Income Taxes

Our provision for income taxes is $5.7 million, $54.8 million and $60.2 million for fiscal 2011, 2010 and 2009, respectively.

Our effective income tax rate was 4% in fiscal 2011, 50% in fiscal 2010 and 36% in fiscal 2009. The decrease in our effective tax rate in fiscal 2011 from fiscal 2010 was primarily due to our foreign operations generating a higher portion of our taxable income, which is taxed at more favorable rates. In addition, during the third quarter of fiscal 2011, we recorded $14.6 million of third quarter specific income tax benefits related to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and certain other items. Our fiscal 2010 annual effective tax rate was impacted by a $29.7 million tax charge in the fourth quarter of fiscal 2010 related to an amendment of a technology license agreement with one of our international subsidiaries. As a result of the amendment, we determined that all payment obligations under the license agreement had been satisfied. We currently believe that our effective tax rate will approximate 11% in fiscal 2012.

Our federal consolidated income tax returns for fiscal years 2008 and 2009 are currently under examination by the Internal Revenue Service. We do not believe that the results of these examinations will have a material impact on our financial condition or results of operations.

Given the increased global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to estimate earnings within each tax jurisdiction. If actual earnings within each tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by other items including the tax effects of

acquisitions, newly enacted tax legislation, examinations by tax authorities, stock-based compensation and uncertain tax positions.

Liquidity and Capital Resources

Our combined balances of cash, cash equivalents and investment securities increased to $384.1 million at April 3, 2011, from $375.7 million at March 28, 2010. As of April 3, 2011 and March 28, 2010, our international subsidiaries held 67% and 47%, respectively, of our total cash, cash equivalents and investment securities. These holdings by our international subsidiaries as of April 3, 2011 consisted primarily of debt securities due from U.S. issuers, including the U.S. government and related agencies, and U.S. dollar denominated cash and money market funds. Certain foreign regulations could impact our ability to transfer funds to the United States. Additionally, should we decide to repatriate cash held outside of the United States, we may incur a significant tax obligation.

We believe that existing cash, cash equivalents, investment securities and expected cash flow from operations will provide sufficient funds to finance our operations for at least the next twelve months. However, it is possible that we may need to supplement our existing sources of liquidity to finance our activities beyond the next twelve months or for the future acquisition of businesses, products or technologies and there can be no assurance that sources of liquidity will be available to us at that time.

Cash provided by operating activities increased to $190.6 million for fiscal 2011 from $161.8 million for fiscal 2010. Operating cash flow for fiscal 2011 reflects our net income of $139.1 million and net non-cash expenses of $75.2 million, partially offset by net cash used as a result of changes in operating assets and liabilities of $23.7 million. The changes in operating assets and liabilities included a $15.5 million decrease in accrued taxes and a $7.5 million increase in inventories. The decrease in accrued taxes was primarily due to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and the timing of payment obligations. The increase in inventories was primarily due to advanced purchases of silicon chips to maintain flexibility due to long lead times for these products.

Operating cash flow for fiscal 2010 reflects our net income of $54.9 million, net non-cash expenses of $78.0 million and net cash provided as a result of changes in operating assets and liabilities of $28.9 million. The changes in operating assets and liabilities included a $21.9 million decrease in inventories and an $11.8 million increase in accrued taxes, partially offset by a $6.0 million decrease in accrued compensation. The decrease in inventories was primarily associated with the completion of a planned contract manufacturer transition in fiscal 2010, which started in fiscal 2009 and resulted in higher inventory levels at the end of fiscal 2009, and higher product shipments during the fourth quarter of fiscal 2010 compared to the prior year. The increase in accrued taxes was primarily due to the timing of expected payment obligations. The decrease in accrued compensation was primarily related to decreased incentive compensation.

Cash used in investing activities was $74.8 million for fiscal 2011 and consisted primarily of $75.7 million of net purchases of available-for-sale securities and $23.3 million of purchases of property and equipment, partially offset by $23.8 million of proceeds from redemptions of auction rate securities (ARS) at par value. Cash used in investing activities was $42.9 million for fiscal 2010 and consisted of $24.5 million of purchases of property and equipment, $20.4 million of net purchases of available-for-sale securities, and $14.9 million for the acquisition of NetXen (net of cash acquired), partially offset by $11.4 million of proceeds from redemptions of ARS at par value and distributions totaling $5.5 million from our cost basis investments in a money market fund and an enhanced cash fund.

As our business grows, we expect capital expenditures to increase in the future as we continue to invest in machinery and equipment, more costly engineering and production tools for new technologies, and enhancements to our corporate information technology infrastructure.

Cash used in financing activities was $158.2 million for fiscal 2011 and consisted of our purchase of $189.2 million of common stock under our stock repurchase programs and $6.8 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year, partially offset by $37.8 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards.

Cash used in financing activities was $132.3 million for fiscal 2010 and consisted of our purchase of $163.4 million of common stock under our stock repurchase program, $2.9 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year and the repayment of a $0.9 million line of credit assumed in the NetXen acquisition, partially offset by $34.9 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards.

Since fiscal 2003, we have had various stock repurchase programs that authorized the purchase of up to $1.75 billion of our outstanding common stock, including a program approved in August 2010 authorizing the repurchase of up to $200 million of our outstanding common stock. As of April 3, 2011, we had repurchased a total of 103.3 million shares of our common stock under our stock repurchase programs for an aggregate purchase price of $1.63 billion. Pursuant to the existing stock repurchase program, we are authorized to repurchase shares with an aggregate cost of up to $118.0 million as of April 3, 2011.

We have certain contractual obligations and commitments to make future payments in the form of non-cancelable purchase orders to our suppliers and commitments under operating lease arrangements. A summary of our contractual obligations as of April 3, 2011, and their impact on our cash flows in future fiscal years, is as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
				(In millions)			
Operating leases	$ 6.4	$4.5	$4.1	$3.1	$1.9	$4.1	$24.1
Non-cancelable purchase obligations	56.9	—	—	—	—	—	56.9
Total	$63.3	$4.5	$4.1	$3.1	$1.9	$4.1	$81.0

The amount of unrecognized tax benefits, including related accrued interest and penalties, was $62.6 million as of April 3, 2011. We are not able to provide a reasonable estimate of the timing of future tax payments related to these obligations.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, including the current economic environment, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe the accounting policies described below to be our most critical accounting policies. These accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the financial statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, we use a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of our product. However, certain of our sales are made to distributors under agreements that contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit our ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the price to the customer is not fixed or determinable at the time products are delivered to distributors. Accordingly, we recognize revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, we provide standard incentive programs to our customers. We account for our competitive pricing incentives and

rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, we record provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Service and other revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, we allocate revenue based on the relative fair values of the individual components. When more than one element, such as hardware and services, are contained in a single arrangement, we allocate revenue between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements. Such deferred revenue is recognized over the service period or when all elements have been delivered.

We sell certain software products and related post-contract customer support (PCS). We recognize revenue from software products when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If we are unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Stock-Based Compensation

We recognize compensation expense for all stock-based awards made to employees and non-employee directors, including stock options, restricted stock units and stock purchases under our Employee Stock Purchase Plan (the ESPP), based on estimated fair values on the date of grant. Stock-based compensation is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant based on historical trends and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, we use a combination of both historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on our common stock. We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility. We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock. Changes in the subjective assumptions can materially affect the estimated fair value of stock-based awards.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Income tax positions taken or expected to be taken in a tax return should be recognized in the first reporting period that it is more likely than not the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition

threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. We record potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized. An adjustment to earnings would occur if we determine that we are able to realize a different amount of our deferred tax assets than currently expected.

As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.

Investment Securities

Investment securities include available-for-sale securities, trading securities and other investment securities. Our investment securities are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices for trading securities, we value these securities based on an income approach using an estimate of future cash flows.

Other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

We recognize an impairment charge on available-for-sale securities when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. If we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, we would recognize the entire impairment in earnings. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes. Significant judgment is required in determining the fair value of investment securities in inactive markets as well as determining when declines in fair value constitute an other-than-temporary impairment and the portion of any impairment that is due to a credit loss. We consider various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment has

been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. We write down the carrying value of our inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our current products, expected future products and other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. Once we write down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization. The amount assigned to in-process research and development is capitalized and accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate a potential impairment, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, goodwill is considered impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. We perform the annual test for impairment as of the first day of our fiscal fourth quarter.

During the annual goodwill impairment test in fiscal 2011, we completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value. Based on this impairment test, we believe that we have no at-risk goodwill.

The initial recording and subsequent evaluation for impairment of goodwill and purchased intangible assets requires the use of significant management judgment regarding the forecasts of future operating results. It is possible that our business plans may change and our estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than current estimates used, we could incur impairment charges.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Significant judgment is required in determining whether a potential indicator of impairment of our long-lived assets exists. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such an asset or asset group is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. Estimating future net cash flows and determining proper asset groupings for the purpose of

this impairment test requires the use of significant management judgment. If our actual results, or estimates used in future impairment analyses, are lower than our current estimates, we could incur impairment charges.

Recently Issued Accounting Standards Not Yet Effective

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, which provides amendments to Accounting Standards Codification (ASC) Topic 605 "Multiple-Deliverable Revenue Arrangements." ASU No. 2009-13 replaces and significantly changes certain guidance in ASC Topic 605. ASU No. 2009-13 modifies the separation criteria of ASC Subtopic 605-25 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. ASU No. 2009-13 also eliminates the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. ASU No. 2009-13 provides a hierarchy for estimating the selling price for each of the deliverables. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We will adopt this guidance effective at the beginning of fiscal 2012 and its adoption is not expected to have a material effect on our consolidated results of operations or financial position.

In September 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements." Pursuant to ASU No. 2009-14, all tangible products containing both software and non-software components that function together to deliver the product's essential functionality will no longer be within the scope of ASC Subtopic 985-605 and will be required to be accounted for under the guidance in ASU No. 2009-13. ASU No. 2009-14 provides a list of items to consider when determining whether the software and non-software components function together to deliver a product's essential functionality. ASU No. 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We will adopt this guidance effective at the beginning of fiscal 2012 and its adoption is not expected to have a material effect on our consolidated results of operations or financial position.

Item 7a. ***Quantitative and Qualitative Disclosures About Market Risk***

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of April 3, 2011, the carrying value of our cash and cash equivalents approximates fair value.

We maintain a portfolio of investment securities consisting primarily of U.S. government and agency securities, corporate debt obligations, asset and mortgage-backed securities and municipal bonds, the majority of which have remaining terms of three years or less. We are exposed to fluctuations in interest rates as movements in interest rates can result in changes in the market value of our investments in debt securities. However, due to the short-term expected duration of our investment portfolio we do not believe that we are subject to material interest rate risk.

In accordance with our investment guidelines, we only invest in instruments with high credit quality ratings and we limit our exposure to any one issuer or type of investment. Our portfolio of investment securities as of April 3, 2011 consists of $236.3 million of securities that are classified as available-for-sale. As of April 3, 2011, we had gross unrealized losses associated with our available-for-sale securities of $0.6 million that were determined by management to be temporary in nature.

We do not use derivative financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited the accompanying consolidated balance sheets of QLogic Corporation and subsidiaries as of April 3, 2011 and March 28, 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 3, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as listed in the index under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QLogic Corporation and subsidiaries as of April 3, 2011 and March 28, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended April 3, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QLogic Corporation's internal control over financial reporting as of April 3, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 26, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Irvine, California
May 26, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited QLogic Corporation's internal control over financial reporting as of April 3, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). QLogic Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QLogic Corporation maintained, in all material respects, effective internal control over financial reporting as of April 3, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QLogic Corporation and subsidiaries as of April 3, 2011 and March 28, 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 3, 2011, and our report dated May 26, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Irvine, California
May 26, 2011

QLOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS
April 3, 2011 and March 28, 2010

	2011	2010
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 147,780	$ 190,308
Short-term investment securities	236,296	185,365
Accounts receivable, less allowance for doubtful accounts of $1,536 and $1,505 as of April 3, 2011 and March 28, 2010, respectively	70,134	73,301
Inventories	26,931	19,403
Deferred tax assets	17,754	10,976
Other current assets	20,753	9,845
Total current assets	519,648	489,198
Property and equipment, net	77,134	83,496
Goodwill	119,748	119,748
Purchased intangible assets, net	12,694	17,394
Deferred tax assets	25,333	36,917
Other assets	2,650	3,984
	$ 757,207	$ 750,737
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,816	$ 36,766
Accrued compensation	25,858	22,727
Accrued taxes	6,012	2,633
Deferred revenue	10,431	9,240
Other current liabilities	5,221	11,069
Total current liabilities	82,338	82,435
Accrued taxes	62,565	70,577
Deferred revenue	5,169	7,401
Other liabilities	5,971	6,985
Total liabilities	156,043	167,398
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 208,042,000 and 204,893,000 shares issued as of April 3, 2011 and March 28, 2010, respectively	208	205
Additional paid-in capital	844,546	778,853
Retained earnings	1,387,765	1,248,675
Accumulated other comprehensive income	614	1,206
Treasury stock, at cost: 103,325,000 and 92,586,000 shares as of April 3, 2011 and March 28, 2010, respectively	(1,631,969)	(1,445,600)
Total stockholders' equity	601,164	583,339
	$ 757,207	$ 750,737

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years Ended April 3, 2011, March 28, 2010 and March 29, 2009

	2011	2010	2009
	(In thousands, except per share amounts)		
Net revenues	$597,199	$549,070	$633,862
Cost of revenues	203,944	196,127	210,075
Gross profit	393,255	352,943	423,787
Operating expenses:			
Engineering and development	137,654	136,831	133,252
Sales and marketing	80,926	77,601	86,959
General and administrative	34,148	34,242	32,639
Special charges	931	5,163	4,063
Total operating expenses	253,659	253,837	256,913
Operating income	139,596	99,106	166,874
Interest and other income, net	5,187	10,601	2,134
Income before income taxes	144,783	109,707	169,008
Income taxes	5,693	54,759	60,219
Net income	$139,090	$ 54,948	$108,789
Net income per share:			
Basic	$ 1.29	$ 0.47	$ 0.85
Diluted	$ 1.27	$ 0.47	$ 0.85
Number of shares used in per share calculations:			
Basic	107,647	116,037	127,776
Diluted	109,192	117,364	128,570

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended April 3, 2011, March 28, 2010 and March 29, 2009

	Common Stock						
	Outstanding Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	(In thousands)						
Balance at March 30, 2008	133,014	$ 200	$657,893	$1,084,938	$ (2,530)	$(1,074,585)	$ 665,916
Net income	—	—	—	108,789	—	—	108,789
Change in unrealized gains and losses on investment securities, net of income taxes	—	—	—	—	3,164	—	3,164
Comprehensive income							111,953
Issuance of common stock under stock-based awards	2,246	2	23,539	—	—	—	23,541
Increase in excess tax benefits from stock-based awards	—	—	279	—	—	—	279
Stock-based compensation	—	—	28,646	—	—	—	28,646
Common stock issued related to business acquisition	111	—	1,707	—	—	—	1,707
Purchases of treasury stock	(15,840)	—	—	—	—	(205,497)	(205,497)
Balance at March 29, 2009	119,531	202	712,064	1,193,727	634	(1,280,082)	626,545
Net income	—	—	—	54,948	—	—	54,948
Change in unrealized gains and losses on investment securities, net of income taxes	—	—	—	—	572	—	572
Comprehensive income							55,520
Issuance of common stock under stock-based awards	2,772	3	31,497	—	—	—	31,500
Decrease in excess tax benefits from stock-based awards	—	—	(1,278)	—	—	—	(1,278)
Stock-based compensation	—	—	35,232	—	—	—	35,232
Common stock issued related to business acquisition	112	—	1,338	—	—	—	1,338
Purchases of treasury stock	(10,108)	—	—	—	—	(165,518)	(165,518)
Balance at March 28, 2010	112,307	205	778,853	1,248,675	1,206	(1,445,600)	583,339
Net income	—	—	—	139,090	—	—	139,090
Change in unrealized gains and losses on investment securities, net of income taxes	—	—	—	—	(592)	—	(592)
Comprehensive income							138,498
Issuance of common stock under stock-based awards	3,121	3	29,307	—	—	—	29,310
Increase in excess tax benefits from stock-based awards	—	—	805	—	—	—	805
Stock-based compensation	—	—	35,007	—	—	—	35,007
Common stock issued related to business acquisition	28	—	574	—	—	—	574
Purchases of treasury stock	(10,739)	—	—	—	—	(186,369)	(186,369)
Balance at April 3, 2011	104,717	$ 208	$844,546	$1,387,765	$ 614	$(1,631,969)	$ 601,164

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended April 3, 2011, March 28, 2010 and March 29, 2009

	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 139,090	$ 54,948	$ 108,789
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	29,777	31,803	32,525
Stock-based compensation	35,007	35,694	28,819
Amortization of acquisition-related intangible assets	4,623	8,331	15,032
Deferred income taxes	4,425	5,999	16,660
Net gains on investment securities	(2,188)	(4,982)	(7,095)
Impairment of investment securities	—	—	16,407
Other non-cash items	3,529	1,090	680
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	3,113	(4,432)	12,845
Inventories	(7,528)	21,920	(12,773)
Other assets	770	487	(2,126)
Accounts payable	(3,192)	240	707
Accrued compensation	3,705	(6,036)	(884)
Accrued taxes	(15,522)	11,827	7,190
Deferred revenue	(1,041)	612	2,249
Other liabilities	(4,011)	4,271	688
Net cash provided by operating activities	190,557	161,772	219,713
Cash flows from investing activities:			
Purchases of available-for-sale securities	(278,878)	(244,083)	(122,437)
Proceeds from sales and maturities of available-for-sale securities	203,160	223,729	162,884
Proceeds from disposition of trading securities	23,800	11,425	4,550
Reclassification from cash equivalents to other investment securities	—	—	(57,209)
Distributions from other investment securities	329	5,464	48,855
Purchases of property and equipment	(23,260)	(24,528)	(30,721)
Acquisition of business, net of cash acquired	—	(14,931)	—
Net cash provided by (used in) investing activities	(74,849)	(42,924)	5,922
Cash flows from financing activities:			
Proceeds from issuance of common stock under stock-based awards	36,090	34,375	25,522
Excess tax benefits from stock-based awards	1,674	591	279
Minimum tax withholding paid on behalf of employees for restricted stock units	(6,780)	(2,875)	(1,981)
Purchases of treasury stock	(189,220)	(163,419)	(205,742)
Payoff of line of credit assumed in acquisition	—	(934)	—
Net cash used in financing activities	(158,236)	(132,262)	(181,922)
Net increase (decrease) in cash and cash equivalents	(42,528)	(13,414)	43,713
Cash and cash equivalents at beginning of year	190,308	203,722	160,009
Cash and cash equivalents at end of year	$ 147,780	$ 190,308	$ 203,722
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 17,000	$ 36,937	$ 37,101

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

General Business Information

QLogic Corporation (QLogic or the Company) designs and supplies high performance network infrastructure connectivity products that provide, enhance and manage computer data communication. The Company's products are used in enterprise data centers, cloud computing and other environments dependent on high performance, reliable networking. The Company's products are used in connection with three distinct types of networks: Storage Networks, High Performance Computing Networks and Converged Networks. The Company's products primarily consist of adapters, switches, storage routers and application-specific integrated circuits and are sold worldwide, primarily to original equipment manufacturers (OEMs) and distributors.

The Company classifies its products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist of Fibre Channel and Internet Small Computer Systems Interface (iSCSI) host bus adapters; InfiniBand® host channel adapters; and converged network adapters, which consist of adapters based on 10Gb Ethernet connectivity. Network Products consist of Fibre Channel switches, including stackable edge switches, bladed switches, virtualized pass-through modules, and high-port count modular-chassis switches; InfiniBand switches, including high-end multi-protocol directors, edge and bladed switches; Enhanced Ethernet pass-through modules; and storage routers for bridging Fibre Channel, Fibre Channel over Ethernet and iSCSI networks, and migrating data between storage devices. Silicon Products consist of Fibre Channel controllers, iSCSI controllers, converged network controllers and Ethernet controllers.

Principles of Consolidation

The consolidated financial statements include the financial statements of QLogic Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial Reporting Period

The Company uses a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal year 2011 comprised fifty-three weeks and ended on April 3, 2011. Fiscal years 2010 and 2009 each comprised fifty-two weeks and ended on March 28, 2010 and March 29, 2009, respectively.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, stock-based compensation, income taxes, investment securities, inventories, goodwill and long-lived assets.

The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Significant judgment is required in determining the fair value of investment securities in inactive markets, as well as determining when declines in fair value constitute an other-than-temporary impairment. In addition, significant judgment is required in determining whether a potential indicator of impairment of the Company's long-lived assets exists and in estimating future cash flows and determining proper asset groupings for the purpose of any necessary impairment tests. Significant judgment is also required in determining the fair value of assets acquired and liabilities assumed in a business combination, including the fair value of identifiable intangible assets. As future events unfold and their effects cannot be determined with precision, actual results could differ significantly from management's estimates.

Revenue Recognition

The Company recognizes revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, the Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of the Company's sales are made to distributors under agreements that contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit the Company's ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the price to the customer is not fixed or determinable at the time products are delivered to distributors. Accordingly, the Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, the Company provides standard incentive programs to its customers. The Company accounts for its competitive pricing incentives and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, the Company records provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Service and other revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative fair values of the individual components. When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements. Such deferred revenue is recognized over the service period or when all elements have been delivered.

The Company sells certain software products and related post-contract customer support (PCS). The Company recognizes revenue from software products when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based awards made to employees and non-employee directors, including stock options, restricted stock units and stock purchases under the Company's Employee Stock Purchase Plan (the ESPP), based on estimated fair values on the date of grant. Stock-based compensation is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant based on historical trends and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes stock-based compensation expense on a straight-line basis

over the requisite service period, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, the Company uses a combination of both historical volatility, calculated based on the daily closing prices of the Company's common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on the Company's common stock.

Research and Development

Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

Advertising Costs

The Company expenses all advertising costs as incurred and such costs were not material to the consolidated statements of income for all periods presented.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Income tax positions taken or expected to be taken in a tax return should be recognized in the first reporting period that it is more likely than not the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company records potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized.

Net Income per Share

The Company computes basic net income per share based on the weighted-average number of common shares outstanding during the periods presented. Diluted net income per share is computed based on the weighted-average number of common and dilutive potential common shares outstanding using the treasury stock method. The Company has granted stock options, restricted stock units and other stock-based awards, which have been treated as dilutive potential common shares in computing diluted net income per share.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investment securities and trade accounts receivable. Cash and cash equivalents are

maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Company invests primarily in debt securities, the majority of which are high investment grade. The Company, by policy, limits the exposure to credit risk through diversification and investment in highly-rated securities.

The Company sells its products to OEMs and distributors throughout the world. As of April 3, 2011 and March 28, 2010, the Company had three customers which individually accounted for 10% or more of the Company's accounts receivable. These customers, all of which were OEMs of servers and workstations, accounted for an aggregate of 74% and 75% of the Company's accounts receivable at April 3, 2011 and March 28, 2010, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Sales to customers are denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Investment Securities

Investment securities include available-for-sale securities, trading securities and other investment securities and are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices for trading securities, the Company values these securities based on an income approach using an estimate of future cash flows.

Other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

The Company recognizes an impairment charge on available-for-sale securities when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. If the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the Company would recognize the entire impairment in earnings. If the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes. The Company considers various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. This reserve is determined by analyzing specific customer accounts, applying estimated loss rates to the aging of remaining accounts receivable balances, and considering the impact of the current economic environment where appropriate.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. The Company writes down the carrying value of inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of the Company's current products, expected future products and other assumptions. Once the Company writes down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 39.5 years for buildings, five to fifteen years for building and land improvements, and two to five years for other property and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization. The amount assigned to in-process research and development is capitalized and accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate a potential impairment, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, goodwill is considered impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. Management considers the Company as a whole to be its reporting unit for purposes of testing for impairment. The Company performs the annual test for impairment as of the first day of its fiscal fourth quarter. During the annual goodwill impairment test in fiscal 2011, the Company completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset

group may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such an asset or asset group is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Purchased intangible assets consist primarily of technology acquired in business acquisitions. Purchased intangible assets that have definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets, generally ranging from three to seven years.

Warranty

The Company's products typically carry a warranty for periods of up to five years. The Company records a liability for product warranty obligations in the period the related revenue is recorded based on historical warranty experience. Warranty expense and the corresponding liability were not material to the consolidated financial statements for all periods presented.

Comprehensive Income

Comprehensive income includes all changes in equity other than transactions with stockholders. The Company's accumulated other comprehensive income consists primarily of unrealized gains (losses) on available-for-sale securities, net of income taxes.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries that operate where the functional currency is the local currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income. Accumulated other comprehensive income related to translation adjustments was not material to the consolidated financial statements for all periods presented. Gains and losses resulting from transactions denominated in currencies other than the functional currency are included in interest and other income, net, and were not material to the consolidated statements of income for all periods presented.

Note 2. Business Acquisition

On April 27, 2009, the Company acquired NetXen, Inc. (NetXen) in a merger transaction. Cash consideration was $17.6 million for all outstanding NetXen capital stock. NetXen developed, marketed and sold Ethernet adapter and controller products targeted at the enterprise server market. The acquisition expanded the Company's product portfolio to include Ethernet networking products that are complementary to existing products. The acquisition also expanded the Company's expertise to better address a wider range of emerging customer requirements for converged and 10Gb Ethernet products. The acquisition agreement required that $5.1 million of the consideration be placed into an escrow account in connection with certain representations and warranties, of which $3.5 million has been distributed to the original shareholders of NetXen. The remaining $1.6 million in escrow is expected to be released during fiscal 2012. The escrowed amounts have been accounted for as cash consideration as of the date of acquisition.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed:

	(In thousands)
Cash	$ 2,659
Accounts receivable	716
Inventories	1,030
Property and equipment	854
Goodwill	889
Identifiable intangible assets	6,410
Deferred tax assets	8,302
Other assets	352
Accounts payable and other liabilities	(1,751)
Accrued compensation	(937)
Line of credit	(934)
	$17,590

A summary of the purchased intangible assets acquired as part of the acquisition of NetXen and their respective estimated useful lives are as follows:

	Weighted Average Useful Lives (Years)	Amount
		(In thousands)
Intangible Assets:		
Core technology	7	$5,400
Contractual licenses	5	1,010
		$6,410

The results of operations for NetXen have been included in the consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented as the results of operations for NetXen are not material to the consolidated financial statements.

Note 3. Investment Securities

Components of investment securities are as follows:

	April 3, 2011	March 28, 2010
	(In thousands)	
Available-for-sale securities	$236,296	$161,609
Trading securities	—	23,756
	$236,296	$185,365

Available-For-Sale Securities

The Company's portfolio of available-for-sale securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
April 3, 2011				
U.S. government and agency securities	$ 55,875	$ 94	$(216)	$ 55,753
Corporate debt obligations	137,706	1,012	(282)	138,436
Asset and mortgage-backed securities	22,249	293	(52)	22,490
Municipal bonds	17,941	10	(10)	17,941
Non-U.S. government and agency securities	1,676	—	—	1,676
	$235,447	$1,409	$(560)	$236,296
March 28, 2010				
U.S. government and agency securities	$ 37,677	$ 326	$ (27)	$ 37,976
Corporate debt obligations	81,424	1,600	(21)	83,003
Asset and mortgage-backed securities	18,721	410	(16)	19,115
Municipal bonds	5,923	3	(3)	5,923
Total debt securities	143,745	2,339	(67)	146,017
Certificates of deposit	15,592	—	—	15,592
	$159,337	$2,339	$ (67)	$161,609

The amortized cost and estimated fair value of debt securities included in available-for-sale securities as of April 3, 2011, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Certain debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term investment securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 68,432	$ 68,771
Due after one year through three years	113,561	113,912
Due after three years through five years	18,639	18,559
Due after five years	34,815	35,054
	$235,447	$236,296

As of April 3, 2011 and March 28, 2010, the fair value of certain of the Company's available-for-sale securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the investment security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment had been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. As of April 3, 2011 and March 28, 2010, the Company determined that the

unrealized losses were temporary in nature and recorded them as a component of accumulated other comprehensive income.

During fiscal 2009 the Company determined that a portion of the unrealized losses associated with the Company's portfolio of available-for-sale securities were other-than-temporary and recorded an impairment charge of $11.3 million, which is included in interest and other income, net.

The following table presents the Company's investments with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position as of April 3, 2011 and March 28, 2010.

Description of Securities	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
	(In thousands)					
April 3, 2011						
U.S. government and agency securities	$25,712	$ (216)	$ —	$ —	$25,712	$ (216)
Corporate debt obligations	60,595	(282)	—	—	60,595	(282)
Asset and mortgage-backed securities	7,991	(52)	—	—	7,991	(52)
Municipal bonds	1,866	(10)	—	—	1,866	(10)
	$96,164	$ (560)	$ —	$ —	$96,164	$ (560)
March 28, 2010						
U.S. government and agency securities	$ 6,661	$ (27)	$ —	$ —	$ 6,661	$ (27)
Corporate debt obligations	11,337	(21)	—	—	11,337	(21)
Asset and mortgage-backed securities	3,557	(16)	—	—	3,557	(16)
Municipal bonds	317	(3)	—	—	317	(3)
	$21,872	$ (67)	$ —	$ —	$21,872	$ (67)

Trading Securities

The Company's portfolio of trading securities consists of the following:

	April 3, 2011	March 28, 2010
	(In thousands)	
Auction rate debt securities	$ —	$17,951
Auction rate preferred securities	—	4,366
Put options related to auction rate securities	—	1,439
	$ —	$23,756

The Company's trading securities included investments in auction rate securities (ARS). During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for the ARS held by the Company. In November 2008, the Company entered into an agreement with the broker for all of the ARS held by the Company, which provided the Company with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitled the Company to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which

price is referred to as "par." The ARS Rights agreement resulted in put options that were recognized as free standing assets separate from the ARS. The Company elected to measure the put options at fair value. In connection with the election to measure the put options at fair value, the Company classified these financial instruments as trading securities.

During fiscal 2011, the Company received $9.3 million of proceeds in connection with the redemption of certain ARS by the respective issuers. In addition during fiscal 2011, the Company exercised the ARS Rights and sold all of its remaining ARS investments to the broker at par for cash totaling $14.5 million.

Other Investment Securities

The Company's other investment securities are comprised of a money market fund and an enhanced cash fund sponsored by The Reserve (an asset management company), which suspended trading and redemptions in September 2008. These funds do not have readily determinable fair values and thus have been accounted for under the cost method. As of April 3, 2011 and March 28, 2010, the carrying value of the Company's other investment securities is zero.

During fiscal 2009, the Company reclassified $57.2 million of investments in the funds sponsored by The Reserve from cash equivalents to short-term investments. This reclassification has been presented separately as an investing activity in the consolidated statement of cash flows for fiscal 2009. In addition, the Company recorded a $5.1 million impairment charge related to these investments during fiscal 2009 based on the Company's estimate of the amount that would be recovered from The Reserve, which charge is included in interest and other income, net.

During fiscal 2011, 2010 and 2009, the Company received distributions upon the partial liquidation of these funds totaling $0.3 million, $5.5 million and $48.9 million, respectively. Distributions received by the Company in fiscal 2011 and 2010 were in excess of the carrying value of these investment securities and, accordingly, the Company recorded gains of $0.3 million and $1.8 million, respectively, which are included in interest and other income, net.

Note 4. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. A description of the three levels of inputs is as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis as of April 3, 2011 and March 28, 2010 are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
April 3, 2011				
Cash and cash equivalents	$146,281	$ 1,499	$ —	$147,780
Investment securities:				
U.S. government and agency securities	55,753	—	—	55,753
Corporate debt obligations	—	138,436	—	138,436
Asset and mortgage-backed securities	—	22,490	—	22,490
Municipal bonds	—	17,941	—	17,941
Non-U.S. government and agency securities	—	1,676	—	1,676
	55,753	180,543	—	236,296
	$202,034	$182,042	$ —	$384,076
March 28, 2010				
Cash and cash equivalents	$190,308	$ —	$ —	$190,308
Investment securities:				
U.S. government and agency securities	37,976	—	—	37,976
Corporate debt obligations	—	83,003	—	83,003
Asset and mortgage-backed securities	—	19,115	—	19,115
Municipal bonds	—	5,923	—	5,923
Certificates of deposit	15,592	—	—	15,592
Auction rate debt securities	—	—	17,951	17,951
Auction rate preferred securities	—	—	4,366	4,366
Put options related to auction rate securities	—	—	1,439	1,439
	53,568	108,041	23,756	185,365
	$243,876	$108,041	$23,756	$375,673

The Company's investments classified within Level 2 were primarily valued based on valuations obtained from a third-party pricing service. To estimate fair value, the pricing service utilizes industry standard valuation models, including both income and market-based approaches for which all significant inputs are observable either directly or indirectly. These inputs include reported trades and broker/dealer quotes of the same or similar securities, issuer credit spreads, benchmark securities and other observable inputs.

The Company's investments in auction rate securities and the related put options were classified within Level 3 because there were no active markets for these securities and the Company was unable to obtain independent valuations from market sources. Therefore, the auction rate securities and the related put options were primarily valued based on an income approach using estimates of future cash flows. The assumptions used in preparing these discounted cash flow models included estimates for the amount and timing of future interest and principal payments, the collateralization of underlying security investments, the creditworthiness of the issuer and the rate of return required by investors to own these securities, including call and liquidity premiums.

A summary of the changes in Level 3 assets measured at fair value on a recurring basis for fiscal 2011 and 2010 is as follows:

Year Ended April 3, 2011	Balance March 28, 2010	Total Realized Gains (Losses)	Sales and Other Settlements	Balance April 3, 2011
		(In thousands)		
Auction rate debt securities	$17,951	$ 1,299	$(19,250)	$ —
Auction rate preferred securities	4,366	184	(4,550)	—
Put options related to auction rate securities	1,439	(1,439)	—	—
	$23,756	$ 44	$(23,800)	$ —

Year Ended March 28, 2010	Balance March 29, 2009	Total Realized Gains (Losses)	Change in Unrealized Losses	Sales and Other Settlements	Balance March 28, 2010
			(In thousands)		
Auction rate debt securities	$20,741	$ 2,434	$ —	$ (5,224)	$17,951
Auction rate preferred securities	4,964	5,834	5	(6,437)	4,366
Put options related to auction rate securities	9,281	(7,842)	—	—	1,439
	$34,986	$ 426	$ 5	$(11,661)	$23,756

Note 5. Inventories

Components of inventories are as follows:

	2011	2010
	(In thousands)	
Raw materials	$ 5,702	$ 6,693
Finished goods	21,229	12,710
	$26,931	$19,403

Note 6. Property and Equipment

Components of property and equipment are as follows:

	2011	2010
	(In thousands)	
Land	$ 11,663	$ 11,663
Buildings and improvements	40,984	40,705
Production and test equipment	187,655	175,901
Furniture and fixtures	7,958	8,033
	248,260	236,302
Less accumulated depreciation and amortization	171,126	152,806
	$ 77,134	$ 83,496

Note 7. Purchased Intangible Assets

Purchased intangible assets consist of the following:

	April 3, 2011			March 28, 2010		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(In thousands)					
Acquisition-related intangibles:						
Core/developed technology	$45,700	$34,479	$11,221	$45,700	$30,059	$15,641
Customer relationships	—	—	—	9,700	9,700	—
Other	1,010	387	623	1,010	185	825
	46,710	34,866	11,844	56,410	39,944	16,466
Other purchased intangibles:						
Technology-related	2,384	1,534	850	3,716	2,788	928
	$49,094	$36,400	$12,694	$60,126	$42,732	$17,394

A summary of the amortization expense, by classification, included in the consolidated statements of income is as follows:

	2011	2010	2009
	(In thousands)		
Cost of revenues	$4,868	$7,052	$12,491
Engineering and development	—	—	125
Sales and marketing	—	1,886	3,234
	$4,868	$8,938	$15,850

The following table presents the estimated future amortization expense of purchased intangible assets as of April 3, 2011:

Fiscal	(In thousands)
2012	$ 4,803
2013	4,889
2014	1,199
2015	968
2016	771
2017	64
	$12,694

Note 8. Stockholders' Equity

Capital Stock

The Company's authorized capital consists of 1 million shares of preferred stock, par value $0.001 per share, and 500 million shares of common stock, par value $0.001 per share. As of April 3, 2011 and March 28, 2010, the Company had 208.0 million and 204.9 million shares of common stock issued, respectively. As of April 3, 2011, 36.0 million shares of common stock were reserved for the exercise of issued and unissued stock-based awards and 1.6 million shares were reserved for issuance in connection with the Company's Employee Stock Purchase Plan.

Treasury Stock

Since fiscal 2003, the Company has had various stock repurchase programs that authorized the purchase of up to $1.75 billion of the Company's outstanding common stock, including a program approved in August 2010 authorizing the repurchase of up to $200 million of the Company's outstanding common stock. During fiscal 2011, the Company purchased 10.7 million shares of its common stock for an aggregate purchase price of $186.4 million, of which $0.8 million was pending settlement and is included in other current liabilities in the consolidated balance sheet as of April 3, 2011. During fiscal 2010, the Company purchased 10.1 million shares of its common stock for an aggregate purchase price of $165.5 million, of which $3.6 million was pending settlement and is included in other current liabilities in the consolidated balance sheet as of March 28, 2010. As of April 3, 2011, the Company had purchased a total of 103.3 million shares of common stock under these repurchase programs for an aggregate purchase price of $1.63 billion.

Repurchased shares have been recorded as treasury shares and will be held until the Company's Board of Directors designates that these shares be retired or used for other purposes.

Note 9. Stock-Based Compensation

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the ESPP) that operates in accordance with Section 423 of the Internal Revenue Code. The ESPP is administered by the Compensation Committee of the Board of Directors. Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or end of each three-month offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from their salary an amount between 1% and 10% of compensation. ESPP participant contributions of $1.2 million were included in other current liabilities in the consolidated balance sheets as of April 3, 2011 and March 28, 2010. The total number of shares issued under the ESPP was 449,000, 560,000 and 528,000 during fiscal 2011, 2010 and 2009, respectively.

Stock Incentive Compensation Plans

The Company may grant stock-based awards to employees and directors under the QLogic 2005 Performance Incentive Plan (the 2005 Plan). Prior to the adoption of the 2005 Plan in August 2005, the Company granted options to purchase shares of the Company's common stock to employees and directors under certain predecessor stock plans. Additionally, the Company has assumed stock options as part of acquisitions.

The 2005 Plan provides for the issuance of incentive and non-qualified stock options, restricted stock units and other stock-based incentive awards for employees. The 2005 Plan permits the Compensation Committee of the Board of Directors to select eligible employees to receive awards and to determine the terms and conditions of awards. In general, stock options granted to employees have ten-year terms and vest over four years from the date of grant. Restricted stock units represent a right to receive a share of stock at a future vesting date with no cash payment from the holder. In general, restricted stock units granted to employees vest over four years from the date of grant.

Under the terms of the 2005 Plan, as amended, non-employee directors receive grants of stock-based awards upon initial election or appointment to the Board of Directors and upon annual reelection to the Board. The target fair value of such grants are determined by reference to the equity compensation for non-employee directors of the Company's peer group of companies. The target value is then allocated 100% to a non-qualified stock option grant in the case of the initial grant and allocated 35% to a restricted stock unit award and 65% to a non-qualified stock option grant in the case of the annual grant. All stock options and restricted stock units granted to non-employee directors have ten-year terms and vest from one to three years from the date of grant.

The Company also entered into a stock-based performance plan in connection with a business acquisition in fiscal 2007. During fiscal 2011, 2010 and 2009 the Company issued 28,000 shares of common stock valued at $0.6 million, 112,000 shares of common stock valued at $1.3 million and 111,000 shares of common stock valued at $1.7 million, respectively, under this performance plan.

As of April 3, 2011, options to purchase 21.9 million shares of common stock and 2.3 million restricted stock units were held by employees and non-employee directors. Shares available for future grant were 11.8 million under the 2005 Plan as of April 3, 2011. No further awards can be granted under any other plans.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at March 30, 2008	26,079	$20.94		
Granted	4,117	15.07		
Exercised	(1,485)	13.09		
Forfeited (cancelled pre-vesting)	(1,121)	15.93		
Expired (cancelled post-vesting)	(1,650)	22.42		
Outstanding at March 29, 2009	25,940	20.58		
Granted	3,853	14.06		
Exercised	(1,878)	14.89		
Forfeited (cancelled pre-vesting)	(499)	15.54		
Expired (cancelled post-vesting)	(3,160)	25.06		
Outstanding at March 28, 2010	24,256	19.50		
Granted	2,829	17.74		
Exercised	(2,091)	14.18		
Forfeited (cancelled pre-vesting)	(708)	15.42		
Expired (cancelled post-vesting)	(2,430)	32.13		
Outstanding at April 3, 2011	21,856	$18.51	5.1	$32,290
Vested and expected to vest at April 3, 2011	21,301	$18.58	5.0	$31,114
Exercisable at April 3, 2011	16,178	$19.40	3.9	$19,754

A summary of restricted stock unit activity is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(In thousands)	
Outstanding and unvested at March 30, 2008	1,273	$17.57
Granted	944	14.89
Vested	(364)	17.72
Forfeited	(160)	16.12
Outstanding and unvested at March 29, 2009	1,693	16.18
Granted	1,488	13.85
Vested	(533)	16.65
Forfeited	(134)	15.85
Outstanding and unvested at March 28, 2010	2,514	14.78
Granted	965	17.79
Vested	(959)	15.31
Forfeited	(249)	15.11
Outstanding and unvested at April 3, 2011	2,271	$15.80

During fiscal 2011, 2010 and 2009, the Company issued 581,000, 334,000 and 233,000 shares of common stock, respectively, in connection with the vesting of restricted stock units. The difference between the number of restricted stock units vested and the shares of common stock issued is the result of restricted stock units withheld in satisfaction of minimum tax withholding obligations associated with the vesting.

Stock-Based Compensation Expense

A summary of stock-based compensation expense, by functional line item in the consolidated statements of income, is as follows:

	2011	2010	2009
		(In thousands)	
Cost of revenues	$ 2,563	$ 2,629	$ 2,058
Engineering and development	16,466	18,237	15,142
Sales and marketing	7,580	6,918	5,567
General and administrative	8,398	7,910	6,052
	$35,007	$35,694	$28,819

In fiscal 2010, the Company granted 464,000 restricted stock units to employees that joined QLogic in connection with the acquisition of NetXen and recognized $2.4 million and $1.6 million of stock-based compensation related to these awards during fiscal 2011 and 2010, respectively, which is included in the table above.

The fair value of stock options granted and shares to be purchased under the ESPP have been estimated at the date of grant using a Black-Scholes option-pricing model. The weighted-average fair values and underlying assumptions are as follows:

	2011		2010		2009	
	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan
Fair value	$6.62	$3.95	$5.31	$3.50	$5.64	$3.39
Expected volatility	38%	36%	38%	42%	37%	45%
Risk-free interest rate	2.1%	0.2%	2.2%	0.1%	3.4%	0.9%
Expected life (years)	5.3	0.25	5.0	0.25	5.2	0.25
Dividend yield	—	—	—	—	—	—

Restricted stock units granted were valued based on the closing market price on the date of grant.

Stock-based compensation expense for fiscal 2011, 2010 and 2009 was $35.0 million ($27.2 million after income taxes), $35.7 million ($29.4 million after income taxes) and $28.8 million ($24.1 million after income taxes), respectively. Stock-based compensation costs capitalized as part of the cost of assets for fiscal 2011, 2010 and 2009 were not material.

As of April 3, 2011, there was $56.2 million of total unrecognized compensation costs related to outstanding stock-based awards. These costs are expected to be recognized over a weighted-average period of 2.3 years.

During fiscal 2011, 2010 and 2009, the grant date fair value of options vested totaled $18.5 million, $20.0 million and $20.5 million, respectively. The intrinsic value of options exercised during fiscal 2011, 2010 and 2009 totaled $8.4 million, $6.8 million and $6.9 million, respectively. Intrinsic value of options exercised is calculated as the difference between the market price on the date of exercise and the exercise price multiplied by the number of options exercised.

The fair value of restricted stock units vested during fiscal 2011, 2010 and 2009 totaled $17.1 million, $7.7 million and $5.5 million, respectively.

The Company currently issues new shares to deliver common stock under its stock-based award plans.

Note 10. Employee Retirement Savings Plan

The Company has established a pretax savings plan under Section 401(k) of the Internal Revenue Code for substantially all U.S. employees. Under the plan, eligible employees are able to contribute up to 50% of their compensation, subject to limits specified in the Internal Revenue Code. Effective May 1, 2009, the Company suspended its matching contributions to the plan. Previously, Company contributions matched up to 3% of a participant's compensation. As of April 3, 2011, the Company authorized a special discretionary contribution to the plan for fiscal 2011. The Company's contributions on behalf of its employees totaled $0.6 million, $0.1 million and $2.7 million in fiscal 2011, 2010 and 2009, respectively.

The Company also maintains retirement plans in certain non-U.S. locations. The total expense and total obligation of the Company for these plans were not material to the consolidated financial statements for all periods presented.

Note 11. Special Charges

During fiscal 2011, the Company recorded special charges of $0.9 million consisting of exit costs associated with severance benefits for involuntarily-terminated employees, primarily related to the consolidation of certain engineering functions. As of April 3, 2011, all such severance benefits had been paid.

During fiscal 2010, the Company recorded special charges totaling $5.2 million related to the consolidation of facilities and workforce reductions. The special charges consisted primarily of $3.1 million of exit costs related to facilities under non-cancelable leases that the Company ceased using during fiscal 2010 and $1.5 million of exit costs associated with severance benefits for involuntarily-terminated employees (collectively, the Fiscal 2010 Initiative). In addition, the fiscal 2010 special charges included $0.6 million of exit costs related to facilities that the Company ceased using prior to fiscal 2010, which were associated with the fiscal 2009 and 2008 initiatives.

Activity and liability balances for the exit costs related to the Fiscal 2010 Initiative are as follows:

	Facility	Workforce Reductions	Total
		(In thousands)	
Charged to costs and expenses	$3,076	$1,542	$ 4,618
Cash payments	(324)	(953)	(1,277)
Non-cash adjustments	92	—	92
Balance as of March 28, 2010	2,844	589	3,433
Cash payments	(582)	(564)	(1,146)
Non-cash adjustments	—	(25)	(25)
Balance as of April 3, 2011	$2,262	$ —	$ 2,262

As of April 3, 2011, unpaid exit costs related to the Fiscal 2010 Initiative totaled $2.3 million and are expected to be paid over the terms of the related agreements through fiscal 2018.

During fiscal 2009, the Company implemented a workforce reduction initiative, primarily in response to the macroeconomic environment, and recorded special charges totaling $4.1 million. The special charges consisted primarily of $3.9 million of exit costs associated with severance benefits for involuntarily-terminated employees and costs related to a facility under a non-cancelable lease that the Company ceased using during fiscal 2009 (collectively, the Fiscal 2009 Initiative). As of April 3, 2011, all exit costs related to the Fiscal 2009 Initiative had been paid.

Note 12. Interest and Other Income, net

Components of interest and other income, net, are as follows:

	2011	2010	2009
		(In thousands)	
Interest income	$3,561	$ 5,399	$ 11,295
Gain on sales of available-for-sale securities	2,158	4,521	4,770
Loss on sales of available-for-sale securities	(342)	(1,811)	(1,131)
Net gains on trading securities	44	426	3,456
Gain on distributions of other investment securities	328	1,846	—
Impairment of investment securities	—	—	(16,407)
Other	(562)	220	151
	$5,187	$10,601	$ 2,134

Note 13. Income Taxes

Income before income taxes consists of the following components:

	2011	2010	2009
		(In thousands)	
United States	$ 32,561	$ 58,604	$130,573
International	112,222	51,103	38,435
	$144,783	$109,707	$169,008

The components of income taxes are as follows:

	2011	2010	2009
		(In thousands)	
Current:			
Federal	$(6,431)	$42,350	$32,147
State	2,890	4,158	7,524
Foreign	4,809	2,252	3,888
Total current	1,268	48,760	43,559
Deferred:			
Federal	5,553	5,578	17,465
State	253	109	(511)
Foreign	(1,381)	312	(294)
Total deferred	4,425	5,999	16,660
	$ 5,693	$54,759	$60,219

The deferred tax expense (benefit) associated with the change in unrealized gains and losses on the Company's investment securities of $(0.5) million, $0.3 million and $2.2 million in fiscal 2011, 2010 and 2009, respectively, were recorded in other comprehensive income.

A reconciliation of the income tax provision with the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

	2011	2010	2009
		(In thousands)	
Expected income tax provision at the statutory rate	$ 50,674	$38,397	$59,153
State income taxes, net of federal tax benefit	1,911	2,282	7,370
Tax rate differential on foreign earnings and other international related tax items	(35,460)	17,864	997
Benefit from research and other credits	(7,704)	(4,732)	(5,370)
Stock-based compensation	4,096	3,294	3,681
Resolution of prior period tax matters	(10,013)	(696)	(8,892)
Valuation allowance	1,766	(1,581)	3,469
Other, net	423	(69)	(189)
	$ 5,693	$54,759	$60,219

The Company implemented a globalization initiative to expand its worldwide footprint beginning in fiscal 2005. As part of this initiative, certain intellectual property and other rights were licensed to one of the Company's

international subsidiaries. During the fourth quarter of fiscal 2010, the license agreement was amended which resulted in a fully paid-up license. The Company recorded a tax charge of $29.7 million in fiscal 2010 related to the globalization initiative, primarily due to the amendment to the license agreement. As a result of the amendment, the Company determined that all payment obligations under the license agreement had been satisfied in fiscal 2010 and, accordingly, the Company realized an increased tax benefit in fiscal 2011 due to its foreign operations generating a higher portion of its taxable income, which is taxed at more favorable rates.

The components of the deferred tax assets and liabilities are as follows:

	2011	2010
	(In thousands)	
Deferred tax assets:		
Reserves and accruals not currently deductible	$22,206	$22,642
Stock-based compensation	14,570	14,859
Net operating loss carryforwards	14,443	13,924
Research credits	6,618	4,132
Investment securities	1,545	1,238
Foreign tax credits	1,157	2,571
Capital loss carryovers	484	1,061
Property and equipment	—	2,887
Other	1,553	1,434
Total gross deferred tax assets	62,576	64,748
Valuation allowance	(3,654)	(1,888)
Total deferred tax assets, net of valuation allowance	58,922	62,860
Deferred tax liabilities:		
State income taxes	6,036	2,973
Property and equipment	4,086	—
Research and development expenditures	3,348	8,573
Purchased intangible assets	2,365	3,421
Total deferred tax liabilities	15,835	14,967
Net deferred tax assets	$43,087	$47,893

Based upon the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the full benefit of the existing net deferred tax assets as of April 3, 2011, except for the deferred tax assets related to certain investment securities, capital loss carryovers, and certain state net operating losses and tax credits. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income or that there would be sufficient tax carrybacks available; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

The Company's deferred tax assets related to investment securities and capital loss carryovers consist primarily of temporary differences related to other-than-temporary impairments on the Company's investment securities and realized losses on dispositions of investment securities that are subject to limitations on deductibility. As a result of limitations on the deductibility of capital losses and other factors, management is currently unable to assert that it is more likely than not that the Company will realize the full benefit of these deferred tax assets. Accordingly, the Company had previously recorded a valuation allowance against these deferred tax assets. The

balance of this valuation allowance was $1.5 million and $1.9 million as of April 3, 2011 and March 28, 2010, respectively.

The Company's deferred tax assets relating to state net operating losses and state tax credits include attributes related to a subsidiary that files state tax returns on a separate filing basis in certain tax jurisdictions. Based on various factors, including historical operating results, management is currently unable to assert that it is more likely than not that the Company will realize the benefit of these deferred tax assets. Accordingly, the Company recorded a valuation allowance against these deferred tax assets of $2.2 million during fiscal 2011.

As of April 3, 2011, the Company has federal net operating loss carryforwards of $21.0 million, which will expire between fiscal 2021 and 2029, if not utilized, and state net operating loss carryforwards of $76.5 million, which will expire between fiscal 2017 and 2031, if not utilized. The Company also has state capital loss carryovers of $16.5 million which will expire between fiscal 2013 and 2015, if not utilized, and state tax credit carryforwards of $6.4 million, of which the majority have no expiration date. The net operating loss and tax credit carryforwards relating to acquired companies are subject to limitations on the timing of utilization.

The Company has made no provision for U.S. income taxes or foreign withholding taxes on the earnings of its foreign subsidiaries, as these amounts are intended to be indefinitely reinvested in operations outside the United States. As of April 3, 2011, the cumulative amount of undistributed earnings of the Company's foreign subsidiaries was $274.5 million. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

The Company is no longer subject to federal income tax examinations prior to fiscal 2008 and California income tax examinations prior to fiscal 2009. The Company's federal consolidated income tax returns for fiscal years 2008 and 2009 are currently under examination by the Internal Revenue Service. With limited exceptions, the Company is no longer subject to other state and foreign income tax examinations by taxing authorities for periods prior to fiscal 2008. Management does not believe that the results of these examinations will have a material impact on the Company's financial condition or results of operations.

A rollforward of the activity in the gross unrecognized tax benefits is as follows:

	2011	2010
	(In thousands)	
Balance at beginning of year	$65,385	$41,526
Additions based on tax positions related to the current year	1,781	33,354
Additions for tax positions of prior years	472	2,215
Reductions for tax positions of prior years	(2,834)	(4,502)
Settlements with taxing authorities	—	(5,603)
Lapses of statute of limitations	(7,294)	(1,605)
Balance at end of year	$57,510	$65,385

If the unrecognized tax benefits as of April 3, 2011 were recognized, $55.7 million, net of $1.8 million of tax benefits from foreign tax credits and state income taxes, would favorably affect the Company's effective income tax rate. It is reasonably possible that the Company's liability for uncertain tax positions may be reduced by as much as $1.8 million as a result of either the settlement of tax positions with various tax authorities or by virtue of the statute of limitations expiring through the end of fiscal 2012.

In addition to the unrecognized tax benefits noted above, the Company had accrued $3.4 million and $3.3 million of interest expense, net of the related tax benefit, and penalties as of April 3, 2011 and March 28, 2010, respectively. The Company recognized interest expense (benefit), net of the related tax effect, and penalties aggregating $0.1 million, $(0.1) million and $(1.2) million during fiscal 2011, 2010 and 2009, respectively.

Note 14. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share:

	2011	2010	2009
	(In thousands, except per share amounts)		
Net income	$139,090	$ 54,948	$108,789
Shares:			
Weighted-average shares outstanding — basic	107,647	116,037	127,776
Dilutive potential common shares, using treasury stock method	1,545	1,327	794
Weighted-average shares outstanding — diluted	109,192	117,364	128,570
Net income per share:			
Basic	$ 1.29	$ 0.47	$ 0.85
Diluted	$ 1.27	$ 0.47	$ 0.85

Stock-based awards, including stock options and restricted stock units, representing 14.5 million, 20.5 million and 25.4 million shares of common stock have been excluded from the diluted net income per share calculations for fiscal 2011, 2010 and 2009, respectively. These stock-based awards have been excluded from the diluted net income per share calculations because their effect would have been antidilutive.

Note 15. Commitments and Contingencies

Leases

The Company leases certain facilities, software and equipment under operating lease agreements. A summary of the future minimum lease commitments under non-cancelable operating leases as of April 3, 2011 is as follows:

Fiscal Year	(In thousands)
2012	$ 6,351
2013	4,507
2014	4,150
2015	3,104
2016	1,854
Thereafter	4,101
Total future minimum lease payments	$24,067

Rent expense for fiscal 2011, 2010 and 2009 was $9.6 million, $9.4 million and $9.0 million, respectively.

Litigation

Various lawsuits, claims and proceedings have been or may be instituted against the Company. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the Company's financial condition or results of operations. Based on an evaluation of matters which are pending or asserted, the Company believes the disposition of such matters will not have a material adverse effect on the Company's financial condition or results of operations.

Indemnifications

The Company indemnifies certain of its customers against claims that products purchased from the Company infringe upon a patent, copyright, trademark or trade secret of a third party. In the event of such a claim, the Company agrees to pay all litigation costs, including attorney fees, and any settlement payments or damages awarded directly related to the infringement. The indemnification provisions generally do not expire. The Company is not currently defending any intellectual property infringement claims. On occasion, the Company has been made aware of potential infringement claims. However, based on an evaluation of these potential claims, the Company believes the disposition of such matters will not have a material adverse effect on the Company's financial condition or results of operations. Accordingly, the Company has not recorded a liability related to such indemnifications.

Note 16. Revenue Components, Geographic Revenues and Significant Customers

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one operating segment.

Revenue Components

A summary of net revenues by product category is as follows:

	2011	2010	2009
		(In thousands)	
Host Products	$429,279	$396,519	$440,862
Network Products	106,060	99,449	117,551
Silicon Products	50,987	42,368	61,426
Service and other	10,873	10,734	14,023
	$597,199	$549,070	$633,862

Geographic Revenues

Revenues by geographic area are presented based upon the ship-to location of the customer. Net revenues by geographic area are as follows:

	2011	2010	2009
		(In thousands)	
United States	$264,345	$250,333	$303,729
Asia-Pacific and Japan	165,779	138,775	139,850
Europe, Middle East and Africa	133,698	126,966	154,463
Rest of world	33,377	32,996	35,820
	$597,199	$549,070	$633,862

Net revenues from customers in China were $84.0 million, $72.3 million and $58.5 million for fiscal 2011, 2010 and 2009, respectively. No individual country other than the United States and China represented 10% or more of net revenues for any of the years presented.

Significant Customers

A summary of the Company's customers, including their manufacturing subcontractors, that represent 10% or more of the Company's net revenues is as follows:

	2011	2010	2009
Hewlett-Packard	25%	24%	21%
IBM	19%	20%	18%
Dell	11%	*	*
Sun Microsystems (acquired by Oracle in fiscal 2010)	*	*	11%

* Less than 10% of net revenues

Note 17. Condensed Quarterly Results (Unaudited)

The following table summarizes certain unaudited quarterly financial information for fiscal 2011 and 2010:

	Three Months Ended			
	June	September	December(1)	March(2)
	(In thousands, except per share amounts)			
Fiscal 2011:				
Net revenues	$142,609	$146,529	$155,771	$152,290
Gross profit	92,908	96,118	102,771	101,458
Operating income	28,370	34,875	40,459	35,892
Net income	25,449	29,986	50,339	33,316
Net income per share:				
Basic	0.23	0.28	0.48	0.32
Diluted	0.22	0.28	0.47	0.31
Fiscal 2010:				
Net revenues	$122,775	$131,457	$149,122	$145,716
Gross profit	78,306	83,688	96,102	94,847
Operating income	16,449	20,782	34,532	27,343
Net income (loss)	14,963	16,163	28,648	(4,826)
Net income (loss) per share:				
Basic	0.13	0.14	0.25	(0.04)
Diluted	0.13	0.14	0.25	(0.04)

(1) During the three months ended December 26, 2010, the Company recorded $14.6 million of third quarter specific income tax benefits related to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and certain other items.

(2) During the three months ended March 28, 2010, the Company recorded an income tax charge of $29.7 million related to its globalization initiative, primarily due to an amendment to an intercompany technology license agreement with an international subsidiary which resulted in a fully paid-up license, and special charges of $4.3 million related to certain exit costs.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of April 3, 2011.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on this evaluation, our chief executive officer and chief financial officer concluded that the Company's internal control over financial reporting was effective at a reasonable assurance level as of April 3, 2011.

The independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting. See page 37 herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act that occurred during the fourth quarter of fiscal 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Reference is made to the Company's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2011, for information required under this Item 10. Such information is incorporated herein by reference.

The Company has adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to the Company's officers, employees and directors. The Code of Ethics is available on our website at www.qlogic.com.

Item 11. *Executive Compensation*

Reference is made to the Company's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2011, for information required under this Item 11. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Reference is made to the Company's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2011, for information required under this Item 12. Such information is incorporated herein by reference.

There are no arrangements, known to the Company, which might at a subsequent date result in a change in control of the Company.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Reference is made to the Company's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2011, for information required under this Item 13. Such information is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Reference is made to the Company's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2011, for information required under this Item 14. Such information is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) *Consolidated Financial Statements*

The following consolidated financial statements of the Company for the years ended April 3, 2011, March 28, 2010 and March 29, 2009 are filed as part of this report:

FINANCIAL STATEMENT INDEX

	Page Number
Reports of Independent Registered Public Accounting Firm	36
Consolidated Balance Sheets as of April 3, 2011 and March 28, 2010	38
Consolidated Statements of Income for the years ended April 3, 2011, March 28, 2010 and March 29, 2009	39
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended April 3, 2011, March 28, 2010 and March 29, 2009	40
Consolidated Statements of Cash Flows for the years ended April 3, 2011, March 28, 2010 and March 29, 2009	41
Notes to Consolidated Financial Statements	42

(a) (2) *Financial Statement Schedule*

The following consolidated financial statement schedule of the Company for the years ended April 3, 2011, March 28, 2010 and March 29, 2009 is filed as part of this report and is incorporated herein by reference:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) (3) *Exhibits*

An exhibit index has been filed as part of this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QLOGIC CORPORATION

By: /s/ SIMON BIDDISCOMBE

Simon Biddiscombe
President and
Chief Executive Officer

Date: May 26, 2011

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Simon Biddiscombe and/or Jean Hu, as attorney-in-fact, to sign on his or her behalf and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	President, Chief Executive Officer and Director	May 26, 2011
Principal Financial and Accounting Officer:		
/s/ JEAN HU Jean Hu	Senior Vice President and Chief Financial Officer	May 26, 2011
/s/ H.K. DESAI H.K. Desai	Executive Chairman and Chairman of the Board	May 26, 2011
Joel S. Birnbaum	Director	
/s/ JAMES R. FIEBIGER James R. Fiebiger	Director	May 26, 2011
/s/ BALAKRISHNAN S. IYER Balakrishnan S. Iyer	Director	May 26, 2011
/s/ KATHRYN B. LEWIS Kathryn B. Lewis	Director	May 26, 2011

Signature	Title	Date
/s/ D. SCOTT MERCER D. Scott Mercer	Director	May 26, 2011
/s/ GEORGE D. WELLS George D. Wells	Director	May 26, 2011
/s/ WILLIAM M. ZEITLER William M. Zeitler	Director	May 26, 2011

QLOGIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses or Revenues	Deductions: Amounts Written Off, Net of Recoveries	Balance at End of Year
		(In thousands)		
Year ended April 3, 2011:				
Allowance for doubtful accounts	$1,505	$ 54	$ 23	$1,536
Sales returns and allowances	$8,276	$29,208	$29,628	$7,856
Year ended March 28, 2010:				
Allowance for doubtful accounts	$1,366	$ 366	$ 227	$1,505
Sales returns and allowances	$8,848	$29,311	$29,883	$8,276
Year ended March 29, 2009:				
Allowance for doubtful accounts	$1,176	$ 278	$ 88	$1,366
Sales returns and allowances	$7,601	$37,074	$35,827	$8,848

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation of Emulex Micro Devices Corporation, dated November 13, 1992. (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.2	EMD Incorporation Agreement, dated as of January 1, 1993. (incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.3	Certificate of Amendment of Certificate of Incorporation, dated May 26, 1993. (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.4	Certificate of Amendment of Certificate of Incorporation, dated February 24, 1994. (incorporated by reference to Exhibit 3.4 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.5	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock, dated June 4, 1996. (incorporated by reference to Exhibit 3.5 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.6	Certificate of Amendment of Certificate of Incorporation, dated February 5, 1999. (incorporated by reference to Exhibit 3.6 of the Registrant's Annual Report on Form 10-K for the year ended March 28, 1999)
3.7	Certificate of Amendment of Certificate of Incorporation, dated January 4, 2000. (incorporated by reference to Exhibit 3.7 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 26, 1999)
3.8	Certificate of Amendment of Certificate of Incorporation, dated September 28, 2000. (incorporated by reference to Exhibit 3.8 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.9	By-Laws of QLogic Corporation, as amended. (incorporated by reference to Exhibit 3.9 of the Registrant's Current Report on Form 8-K filed on November 12, 2008)
10.1	QLogic Corporation Non-Employee Director Stock Option Plan, as amended.* (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572))
10.2	QLogic Corporation Stock Awards Plan, as amended.* (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572))
10.3	Form of Indemnification Agreement between QLogic Corporation and Directors and Executive Officers.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 7, 2006)
10.4	QLogic Corporation 1998 Employee Stock Purchase Plan, Amended and Restated Effective February 10, 2011.*
10.5	QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective July 16, 2009.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 21, 2009)
10.6	Terms and Conditions of Nonqualified Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective February 10, 2011.*
10.7	Terms and Conditions of Incentive Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective February 10, 2011.*
10.8	Terms and Conditions of Stock Unit Award under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective February 10, 2011.*
10.9	Change in Control Severance Agreement, dated December 19, 2008, between QLogic Corporation and H.K. Desai.* (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008)
10.10	Change in Control Severance Agreement, dated December 19, 2008, between QLogic Corporation and Simon Biddiscombe.* (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008)

Exhibit No.	Description
10.11	Non-Employee Director Equity Award Program under the QLogic Corporation 2005 Performance Incentive Plan Amended and Restated Effective June 9, 2010.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2010)
10.12	Amendment to Change in Control Severance Agreement, effective November 15, 2010, by and between QLogic Corporation and Simon Biddiscombe.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 21, 2010)
10.13	Employment Agreement, effective November 15, 2010, by and between QLogic Corporation and H.K. Desai.* (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on October 21, 2010)
10.14	Amendment to Change in Control Severance Agreement, effective November 15, 2010, by and between QLogic Corporation and H.K. Desai.* (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on October 21, 2010)
10.15	Form of Change in Control Severance Agreement between QLogic Corporation and Executive Officers.*
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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* Compensation plan, contract or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

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Corporate Information

Board of Directors

H.K. Desai

Simon Biddiscombe

Joel S. Birnbaum, Ph.D.

James R. Fiebiger, Ph.D.

Balakrishnan S. Iyer

Kathryn B. Lewis

D. Scott Mercer

George D. Wells

William M. Zeitler

Executive Officers

Simon Biddiscombe
President and
Chief Executive Officer

H.K. Desai
Executive Chairman

Robert B. Crawford
Senior Vice President,
Worldwide Sales

Jean Hu
Senior Vice President and
Chief Financial Officer

Roger J. Klein
Senior Vice President and General Manager,
Host Solutions Group

Perry M. Mulligan
Senior Vice President,
Worldwide Operations

Jesse L. Parker
Vice President and General Manager,
Network Solutions Group

Transfer Agent and Registrar

Computershare Investor Services
250 Royall Street
Canton, MA 02021
Telephone: 800.962.4284
781.575.3120

Independent Auditors

KPMG LLP
Irvine, CA

Legal Counsel

O'Melveny & Myers LLP
Newport Beach, CA

©2011 QLogic Corporation. All rights reserved. QLogic and the QLogic Logo are registered trademarks of QLogic Corporation. All other brands and product names are trademarks or registered trademarks of their respective owners.



Corporate Headquarters
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
949.389.6000

www.qlogic.com